MINEBEA CO.,LTD.
1-8-1 SHIMO-MEGURO
MEGURO-KU. TOKYO 153-8662 JAPAN
TELEPHONE: (81-3)5434-8611
FACSIMILE: (81-3)5434-8601

03 FEB 20 AM 7:21

February 14, 2003

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

03007471

PROCESSED
APR 01 2003
THOMSON FINANCIAL

82-4551 SUPPL

RE; Minebea Co., Ltd. – File No. ~~82-4552~~

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following documents:

a) Brief report of consolidated financial results (Year ended March 31, 2002)
b) Brief report of non-consolidated financial results (Year ended March 31, 2002)
c) Press releases dated December 17, 2001 and May 16, 2002
d) Press releases dated June 13, 2002
e) Notice of the 56th ordinary general meeting of shareholders
f) Notice of resolution made at the 56th ordinary general meeting of shareholders
g) 56th Business term business report
h) Outline of financial results for the first quarter of FY2003, ended June 30, 2002
i) Press release dated on July 31, 2002
j) Press release dated on August 8, 2002
k) Press release dated on September 24, 2002
l) Press release dated on September 27, 2002
m) 56th Business term semiannual business report
n) Brief report of interim consolidated financial results (Half year ended September 30, 2002)
o) Brief report of non-consolidated interim financial results (Half year ended

dlw 3/19

September 30, 2002)

p) Press release dated on October 1, 2002

q) Press release dated on November 14, 2002

r) Outline of financial results for the third quarter of FY2003, ended December 31, 2002

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

03 FEB 20 AM 7:21

May 16, 2002

To Whom It May Concern

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
President and
Representative Director
(Code No. 6479 TSE Div. No.1)
Contact Person : Sadahiko Oki
Director and General
Manager of Accounting
Department
(Tel. 03-5434-8611)

Liquidation of Subsidiaries

We hereby announce that our Board of Directors has resolved at a meeting on May 16, 2002 to liquidate the following two subsidiaries:

1. Background to Liquidation

① NMB Air Operations Corp.

We have come to the conclusion that we should cease our DC-10 operation that lasted since 1995. This has led us to the decision to liquidate NMB Air Operations Corp., our U.S. subsidiary that owns the DC-10. Reasons for discontinuing the DC-10 operation are as follows:

i) Given that materials for manufacturing facilities in Thailand and Singapore, presently transported from Japan by our DC-10, are expected to be more and more procured locally, a decrease is anticipated in cargo volume to be transported from Japan on the DC-10.

ii) It is about time that, for safety reasons, we replaced the airplane currently in use with a new plane. Since no ready-made plane is available that has a passenger and a cabin compartments similar to those of our DC-10, we need to remodel an airplane into the one with a passenger cabin and a cargo

compartment in order to continue our operation of a company-owned plane. And this requires capital investment beyond our break-even point.

② NMB Precision Tool & Die (Pte.) Ltd.

NMB Precision Tool & Die (Pte.) Ltd. is a subsidiary in Singapore and produces jigs, tools, and dies for our manufacturing subsidiaries overseas. In order to ensure thoroughly effective management, we have decided to integrate operations of the subsidiary with those of NMB Singapore Ltd., our bearing-manufacturing subsidiary in Singapore. This has brought us to liquidate the subject subsidiary.

2. Outlines of the Subsidiaries to be Liquidated

① NMB Air Operations Corp.

Location	: Nevada, the U.S.A.
Representative	: Gary Yomantas
Capital	: US$1,300 thousand
Shareholder and ownership	: Minebea Co., Ltd. 97.37% (indirect ownership)
Purpose of business	: Leasing corporate airplanes
Planned date of liquidation	: End of September 2002

② NMB Precision Tool and Die (Pte.) Ltd.

Location	: Singapore
Representative	: Rikuro Obara
Capital	: S$5,000 thousand
Shareholder and ownership	: Minebea Co., Ltd. 100% (direct ownership)
Purpose of business	: Production of jigs, tools, and dies
Planned date of liquidation	: End of September 2002

3. Impact of the Liquidation

Losses incurred by each subsidiary were accounted for in the previous fiscal year's financial results. There will be no impact on the forecast of the current term business performance.

* * * * * *

December 17, 2001

- Translation -

MINEBEA CO., LTD.

<Press Release>

MINEBEA STARTS PRODUCTION OF MEASURING COMPONENT IN CHINA

Minebea Co., Ltd. has launched production of measuring component at the Xicen Plant (located at Xicen Town, Qingpu County, about 60 km west of downtown Shanghai) of Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. (hereinafter "Shanghai Minebea"), which is Minebea's manufacturing subsidiary in Shanghai, China.

Main products are strain gauges and load cells. (Please see notes below.) A small-lot production of these products already began in November 2001 and a full-fledged mass-production is scheduled to start in February 2002.

Shanghai Minebea's Xicen Plant has been producing fan motors under its fully integrated production system since 1996. A new factory with a floor space of 24,645 m^2 was completed in October 2001 within the Xicen Plant (total area of 104,173 m^2). The new factory will manufacture measuring component in addition to fan motors.

Minebea made its entry into measuring component business by acquiring Shinko Tsushin Industry Co., Ltd. (presently "Measuring Component Division") in 1974 and expanded its production base to Singapore in 1975 and to Thailand in 1985. Currently, the Karuizawa Plant and the Fujisawa Plant engage mainly in product development, while factories in Singapore and Thailand conduct mass-production.

Major customers of measuring component are manufacturers of scales, plants, press machines and automobile and related components. Given that leading measuring component customers in Japan and Taiwan, especially scale makers, are accelerating production shift to China, Minebea has decided to launch production of measuring component in China to improve manufacturing and sales efficiency. Following this decision, Minebea will close the manufacturing facilities for this product category in Singapore (the Kallang Plant of NMB Singapore Ltd., produces mainly component for scales) and concentrate the products' production in China and Thailand.

Minebea established Shanghai Minebea in 1994, the Minebea Group's first production base in China, and started producing ball bearings and fan motors. The Shanghai Plant (located about 2 km west of the Xicen Plant at Xicen Town, Qingpu County, Shanghai) and the Xicen Plant manufacture ball bearings and fan motors, respectively, under the fully integrated manufacturing system that includes all processes from machining of components to final assembly.

Production of these two products, for both of which Minebea enjoys the largest share in the global market, has got into gear smoothly in China. Operations in China presently accounts for more than 11% of the total output of the Minebea Group, and China (Shanghai) has grown to be the second largest production base after Thailand.

Minebea will continue to discern the market trend in China and the rest of the world and to expand the product line and the production capacity of China operations.

Note 1) Strain gauges

A strain gauge consists of a very fine metallic foil etched in a grid pattern, which is bonded to a device and use to a measure the strain of the device when weight or force is applied, by detecting changes in resistance.

2) Load cells

A load cell uses strain gauges to convert weight and force into electrical output and are used in a variety of applications, including load measuring devices for digital weight scales and weight measuring devices for tanks and hoppers.

****

For further information and inquiries, please contact:

MINEBEA CO., LTD.
Corporate Communications Office, Corporate Planning Department
Shoji Sato, General Manager
Yasuaki Miyahara
ARCO Tower, 19th Floor, 1-8-1, Shimo-meguro, Meguro-ku, Tokyo 153-8662
Tel : 03-5434-8637 Fax: 03-5434-8607
E-mail: ymiyahar@minebea.co.jp
URL : http://www.minebea.co.jp/

BRIEF REPORT OF CONSOLIDATED FINANCIAL RESULTS
(Year ended March 31, 2002)

May 16, 2002

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)
Contact: Sadahiko Oki
Director-Accounting
Tel. (03)5434-8611
Board of Directors' Meeting on the Consolidated Financial Results held on: May 16, 2002
Adoption of U.S. Accounting Standards : None

03 FEB 7 7:21

1. Business performance (April 1,2001 through March 31,2002)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2002	279,344	(2.7)	21,972	(33.4)	15,995	(35.3)
FY2001	287,045	0.8	32,977	6.1	24,726	14.8

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)	Return (net income) on equity (%)	Return (ordinary income) on assets (%)	Return (ordinary income) on sales (%)
FY2002	5,298	(64.3)	13.27	12.60	5.0	4.6	5.7
FY2001	14,826	−	37.14	34.10	11.6	6.6	8.6

(Notes) 1. Income or loss on investments for FY2002 on the equity method totaled income (21) million yen and 4 million yen in FY2001.

2. Weighted average number of shares outstanding during the respective years (consolidation):
399,165,043 shares at March 31,2002
399,163,019 shares at March 31,2001

3. Changes in accounting method: None

4. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2002	350,037	112,731	32.2	282.42
FY2001	346,965	100,573	29.0	251.96

(Notes) Number of shares outstanding at end of year (consolidation):
399,159,121 shares at March 31,2002
399,167,104 shares at March 31,2001

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2002	34,017	(24,346)	(8,317)	13,952
FY2001	38,332	(33,099)	(17,138)	11,930

(4) Scope of consolidation and application of equity method
Number of consolidated companies........................... 48 companies
Number of non-consolidated companies.................... None
Number of affiliated companies for equity method.... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 1 company Exclusion: 8 companies
(b) Changes of the companies subject to equity method
Anew: None Exclusion: 1 company

2. Prospect for the next fiscal year (April 1,2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Interim	142,000	7,300	3,600
Annual	288,000	18,500	10,000

(Reference) Projected net income per share: 25.05 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with

unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.
As for the assumptions used for these forecasts and other related items, please refer to page seven of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 50 related companies (48 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, transportation equipment and components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia. The Company also marketed consumer goods and others through subsidiary NMB Italia S.r.l.

The relationship between each operation and industry segments, and main manufacturing and sales companies are as follows.

Industry segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. Rose Bearings Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB (U.K.) Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Transportation equipment	Minebea Co., Ltd.	
	Special machinery components	Minebea Co., Ltd. IMC Magnetics Corp.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Onkyo Co., Ltd. Minebea Electronics Co., Ltd. Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Hwan Chong Enterprise Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	
Consumer business and others	Consumer goods and others	—	NMB Italia S.r.l.

Operation route is as follows.



Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
New Hampshire Ball Bearings, Inc.
Rose Bearings Ltd.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB (U.K.) Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
NMB Korea Co., Ltd.
Minebea Technologies Pte. Ltd.
Special machinery components
Consolidated subsidiary
IMC Magnetics Corp.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components, Transportation equipments and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Onkyo Co., Ltd.
Minebea Electronics Co., Ltd.
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Hwan Chong Enterprise Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.
Consumer goods
Consolidated subsidiaries
NMB Italia S.r.l
Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.
Companies investing in overseas subsidiaries
Consolidated subsidiaries
Minebea Europe Finance B.V.
Minebea Investment (Pte.) Ltd.

2. Management Policy

(1) Basic Management policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of higher value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.

Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Policy for Reducing the Minimum Trading Unit

We are deliberately considering reducing the current minimum trading unit of 1,000 shares, which was equivalent to 840,000 yen on April 30, 2002.

(4) Future Management strategies and tasks

In accordance with the basic management policies as mentioned earlier, we've developed the following wherever we are in operation of manufacturing:

"A highly integrated production system" for
"A large-scale volume production factory" supported by
"A well-kept R & D system"

In practice, we're operating business around the world; we're in attempts to attain gains in profitability as the world's strongest maker of a comprehensive range of precision parts; thereby we're targeting to upgrade our corporate value.

And the tasks we've taken in order to realize these targets can be set forth like the following:

(a) Strengthen and expand our business of bearings and related products furthermore.
(b) We will build our operations in the area of precision small motors, such as spindle motors (including spindle motors with fluid dynamic bearings) and fan motors, and other rotary components until they are similar in scale to our bearing operations.
(c) Raise the share of value-added items in all the categories of our products; at the same time, enlarge our product range so as to respond to a wider extent of market requirements.

(5) Measures For Business Management

(a) Dated April 1, 2001, our R & D Headquarters (for product development) was started as a new functional organization supervised directly by the President of Minebea Co., Ltd. This new headquarters is responsible for the following.

1. Develop such R & D projects as will meet with the benefits for the whole of Minebea Group without losing opportunities.
2. Make the intellectual property rights, now owned by Minebea Group member firms, belong to the Minebea company; then keep such rights under a unified control system.

In our global organization, product development activities used to be undertaken respectively by a manufacturing unit or a business division of Minebea Co., Ltd., or by a subsidiary supervised by Minebea's First and Second Manufacturing Headquarters. And, the product developer in this sense treated the cost and expenses as incurred for itself.

Now, a new system has been organized. As to a product development program that takes a long time before completion, or that is too expensive for a single division to bear, or that is related with two or more business divisions, our R & D Headquarters instead pays for the cost and expenses so that our development activities

as a whole can be promoted more aggressively than before.

(b) November 12, 2001 saw us setting up the Business Reform Committee that belongs directly to the Executive Council in our corporate organization. This Committee targets to perform the following roles.

Take another look at our whole business operations through coordination with our manufacturing, sales-marketing, and administrating departments in attempts to respond to the changes drastically going on in our business environments. Then, tackle to attain gains in business efficiencies. And thereby strengthen our preparedness for further development of Minebea Group as an entirety.

(6) Management Index

May 2002 saw us reexamining our three-year business projections. The table below shows our latest consolidated forecasts based on these new projections.

(Amount: millions of yen)

	Year ended		
	March 31, 2003	March 1, 2004	March 31, 2005
Net Sales	288,000 (103%)	316,800 (110%)	348,000 (110%)
Operating Income	24,000 (109%)	33,000 (137%)	37,000 (112%)
Ordinary Income	18,500 (116%)	28,000 (151%)	33,500 (120%)
Net Income	10,000 (189%)	17,000 (170%)	21,000 (124%)
Capital expenditure	17,600 (83%)	28,200 (160%)	23,400 (83%)

(Notes) Figures in parentheses show percentage changes from the previous year.

3. Management Performances And Financial Position

(1) Management Performances

(a) Overview of the year

Over our current consolidated fiscal year, Japanese economy stayed under severe circumstances as a whole. Hit by slowdowns in the U.S. economy and slumps in information technology-related industries, exports fell. Affected by inventory adjustments, factory output and capital investment diminished. Consumer spending alike stayed in a low key.

The U.S. economy was slowing, when the terrorist attacks happened spurring its recession furthermore. Toward the end of our current fiscal year, however, a recovery began to appear on the horizon in the U.S. market, on the one hand.

On the other, Asian and European economies also progressed in a hard situation by and large with factory output and exports decreasing as affected by an economic recession in the U.S. and sluggish demand from IT-related industries.

Information- and telecommunication equipment-related industries constitute a major market for our products. However, demand from this market was sluggish, now that the world economies were taking shape of a slump almost at the same time as remarked above. And such tough surroundings lasted throughout the year.

Under these tough management environments, Minebea Group kept attempting to attain gains in efficiencies of sales-marketing and manufacturing activities while enhancing product quality and developing value-added products. As a result, our full-year consolidated net sales amounted to 279,344 million but slipped by 7,701 million (-2.7%), from a year earlier, partly owing to selling off of our furniture business operation.

Besides, our operating income and ordinary income diminished by 11,005 million (-33.4%) and 8,731 million (-35.3%), respectively from a year earlier, to 21,972 million and 15,995 million, respectively. Our net income also decreased by 9,527 million (-64.3%) to 5,298 million, largely due to a write-off of 2,711 million for income tax and other adjustments treated in accordance with our tax effect accounting, among others.

1. The Performance by Industry Segment is as follows:

Machined components business

This segment in our businesses is represented by ball bearings, which are our mainstay; rod ends & spherical bearings that are used mainly in aircraft; mechanical parts including pivot assemblies used in hard disk drives (HDDs) for personal computers; fasteners for aircraft and vehicles; and other items for defense-related industries.

Although ball bearings were firm in sales to several manufacturers of household electrical appliances and the automobile industry, they were slow as a whole due to sluggish demand from the information and telecommunications equipment industry. As a whole, our ball bearings were selling relatively slowly.

Also, sales of rod-end bearings were in a stiff situation due to decreased demand from the aircraft industry—our core market segment—after the September 11 terrorist attacks in the United States. However, with sales growing satisfactorily in the first half of the term, they were firm as a whole due to sales of unfilled orders in the second half of the term.

As a result, our sales and operating income from this product category remained at 122,025 million and 22,135 million, respectively, dropping by 2,436 million (-2.0%) and 1,771 million (-7.4%) from a year earlier, respectively.

Electronic devices business

This product group consists of spindle motors, cooling fans, stepping motors, and other small-sized precision motors, as well as computer keyboards, audio speakers, floppy disk drives (FDDs), switching power supplies, and measuring instruments, among others.

Due to slow demand from the information and telecommunications equipment industry—our main customer segment, price competition intensified. Under these business circumstances, sales of fan motors, stepping motors, floppy disk drives (FDDs) and other products stagnated. However, sales of spindle motors for HDDs performed well, and sales of keyboards were firm. As a result, compared with the previous fiscal year, sales increased by 4,393 million yen (2.9%) to 156,303 million yen, and operating losses reduced by 8,421 million yen to 162 million yen.

Consumer business and others:

Our consumer business largely comprises our purchases of furniture in Europe and their exports to Japan. As of February 23, 2001, that is, during our previous fiscal year, we had sold our furniture import subsidiary in Japan and had retired from its business.

However, we had continued the furniture procurement operation alone in Europe by end-February 2002. As a result, compared with the previous fiscal year, sales and operating losses decreased by 9,658 million yen (-90.5%) and 812 million yen, respectively, to 1,016 million yen and 0.4 million yen.

2.The Performance by geographical segment is as follows:

Japan

To cope with strong deflationary pressure, many of our customers took such decisive measures as shifting production items to their overseas factories. As a result of this shift, together with sluggish demand from the information and telecommunications equipment industry, sales decreased by 27,939 million yen (-25.0%)from the previous fiscal year, to 83,704 million yen. Also, operating income reduced by 11,039 million yen (-93.5%), to 767 million yen.

Asia

Asia other than Japan has become an important region as the manufacturing base of personal computers and household electric appliances for American, European, and Japanese makers.
The information- and telecommunications equipment-related products made in this region were sluggish in demand from EU, Japan, and the U.S. Despite this impact, however, our sales kept gaining steadily thanks to the geographic effects generated by many Japanese makers shifting productions to this region.
As a result, compared with the previous fiscal year, sales and operating income increased by 13,446 million yen (16.3%) and 24 million yen (0.1%), respectively, to 95,883 million yen and 17,386 million yen.

North and South America

Due to the rapid slowdown of the U.S. economy, sales of electronic devices and components, such as fan motors, etc., stagnated. However, sales of machined parts, keyboards, speakers, etc. were firm. Also, although orders from the aircraft industry declined due to the terrorist attacks in September, sales of bearings for aircraft increased due to sales of unfilled orders. As a result, compared with the previous fiscal year, sales and operating income rose by 5,377 million yen (9.2%) and 641 million yen (48.3%), respectively, to 63,569 million yen and 1,968 million yen.

Europe

Europe kept deepening a receding trend in economy, when our ball bearings and rod end & spherical bearings, among others, were advancing steadily in sales. In the end, our combined sales attained a gain of (4.1%) 1,413 million to 36,186 million, though our operating income slipped by (-25.5%) 632 million to 1,850 million, respectively from a year earlier.

(b) Outlook For The Next Term

As for our next fiscal year, it's expected that inventory adjustments in Japan will be finished throughout the IT-related industries, and the business surroundings for exports will be upturning in general.
However, employment and personal income, respectively as part of economic indicators, are anticipated to keep worsening while consumer spending staying at a relatively low level. With these parameters combined, Japanese economy is foreseeable to remain sluggish for some time of the year, on the one hand.
Outside Japan, on the other, notably in Southeast Asia and the U.S., a recovery is visible on the horizon. Toward this direction, a gradual pickup is expectable to take shape by and large.

1.The Outlook by industry segment for the next term is as follows:

Machined components business

The aircraft market—one of our mainstream customer bases for rod-end bearings—is expected to remain stiff for the foreseeable future, due to slow recovery in demand from the adverse effects of the terrorist attacks in the United States. On the other hand, demand for ball bearings, etc.—our mainstream products—is expected to gradually recover, as demand from the information and telecommunications equipment industry appeared to hit the bottom. To enhance business performance, we will focus on further reducing the manufacturing costs of ball bearings and other related products. We will also strive to improve their quality and to attain further efficiency in the areas of their sales, etc.

Electronic devices business

Our electronic devices and components find the information- and telecommunications equipment-related industries as a major customer.
This industry category was diminishing in demand for our products but has finished adjusting inventories. Consequently, their demand is expected to start picking up though conservatively.
Anyhow, our HDD spindle motors have been advancing quite well in business. You'll see us attempting for additional sales of these motors. As to the other main products as well, you'll find us developing and introducing value-added products and price-competitive items, while striving harder to reduce costs. In these ways, our attempts will be continued so as to attain gains in business performances.

2.The outlook by geographical segment for the next term is as follows:

Japan

Many of our customers at home are anticipated to step forward further in their shift of productions to Asian countries by reflecting sluggish demand and harder price competition. This trend is likely to cause our domestic sales to face a tougher phase.

Nevertheless, you'll recognize us continuing attempts to attain gains in our business performances by enhancing efficiencies in business management system throughout from manufacturing to sales operations. Our efforts will be focused also on strengthening our synergies throughout our local network for sales-marketing, manufacturing, and engineering activities.

Asia other than Japan

Asia is the region where our manufacturing base has been rooted since many years ago.

With this regional advantage taken to the maximum, we will be quick in response to our American, European, and Japanese customers that shift productions to this region. Thereby we'll attempt to attain gains in our regional business performances.

The Americas:

As to the aircraft builders as a large customer of our products, the post-September 11 falloff in business and individual travel continued to hurt their factory order intake.

Among others, this impact is expected to last for some time in the future, causing our regional business to be as hard as before.

Europe

We'll keep rapidly taking in the needs from regional markets by taking advantage of our new Development center established in Europe, for one. Our preparedness in this way will help our attempts to expand sales of our bearings and other main products.

(2) Financial Position

Status quo in the current fiscal year

Minebea Group has set forth "Strengthen Corporate Financial Nature" marked as a principal management policy.

In practice, our hard efforts have produced an effective squeeze on our total assets, restrained our capital investments, and diminished our borrowings, among others.

In consequence of these achievements, the balance in our cash and the equivalent for the year increased by 2,022 million (16.9%) from a year earlier, to 13,952 million.

Anyhow, the status of our cash flows resulted from various business activities over the year and the relative factors can be outlined as follows.

The improvements strongly attained in our business performances led our cash flows from our operating activities to an income of 34,017 million. This result accounts for a decrease by 4,314 million (11.3%) from a year ago.

As 26,245 million was paid for capital investments and others, the cash flows from our investing activities resulted in an expenditure of 24,346 million that decreased by 8,752 million (26.4%) from a year earlier.

Increases in short-term loans payable and the rest caused the cash flows from our financing activities to amount to an expenditure of 8,317 million that accounts for an decrease by 8,820 million (51.5%) in expenditure when compared with a year earlier.

4. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of March 31,2002		As of March 31,2001		Increase or (decrease) 2002–2001	
	Millions of yen	% Comp.	Millions of Yen	% Comp.	Millions of Yen	%
ASSETS						
Current assets	131,548	37.6	137,106	39.5	(5,557)	(4.1)
Cash and cash equivalents	13,952		11,930		2,022	
Notes and accounts receivable	51,281		55,277		(3,995)	
Inventories	49,887		52,764		(2,876)	
Deferred tax assets	6,521		6,271		250	
Others	10,406		11,598		(1,191)	
Allowance for doubtful receivables	(501)		(734)		233	
Fixed assets	218,471	62.4	209,714	60.4	8,757	4.1
Tangible fixed assets	183,437		168,732		14,704	
Building and structure	102,510		90,196		12,314	
Machinery and transportation equipment	207,760		190,639		17,121	
Tools, furniture and fixtures	49,725		46,918		2,807	
Land	17,410		16,550		860	
Construction in progress	1,351		3,726		(2,375)	
Accumulated depreciation	(195,321)		(179,298)		(16,022)	
Intangible fixed assets	15,504		16,225		(720)	
Consolidation adjustments	14,594		15,344		(749)	
Others	909		880		29	
Investment and other assets	19,528		24,756		(5,227)	
Investment in securities	5,730		8,877		(3,146)	
Long-term loans receivable	268		251		16	
Deferred tax assets	11,143		13,388		(2,245)	
Others	2,609		2,558		50	
Allowance for doubtful receivables	(223)		(319)		96	
Deferred assets	17	0.0	144	0.1	(127)	(87.8)
Total assets	350,037	100.0	346,965	100.0	3,072	0.9

		2002	2001
(Note)	Treasury stock	8,574 shares	591 shares

	As of March 31,2002		As of March 31,2001		Increase or (decrease) 2002-2001	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of Yen	%
LIABILITIES						
Current liabilities	156,908	44.8	127,290	36.7	29,617	23.3
Notes and accounts payable	26,115		29,170		(3,054)	
Short-term loans payable	61,618		62,723		(1,105)	
Current portion of long-term loans payable	28,019		3,806		24,212	
Current portion of convertible bond	13,823		−		13,823	
Accrued income taxes	4,162		3,984		177	
Accrued bonuses	3,524		3,501		23	
Allowance for loss on the liquidation of the automotive wheel business	−		2,762		(2,762)	
Others	19,645		21,341		(1,696)	
Long-term liabilities	80,301	23.0	118,978	34.3	(38,677)	(32.5)
Bonds	35,000		35,000		−	
Convertible bonds	27,080		40,903		(13,823)	
Bond with warrant	4,000		4,000		−	
Long-term loans payable	13,132		38,726		(25,593)	
Allowance for retirement benefit	208		232		(23)	
Others	880		116		763	
Total liabilities	237,209	67.8	246,269	71.0	(9,059)	(3.7)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	95	0.0	122	0.0	(26)	(21.6)
SHAREHOLDERS' EQUITY						
Common stock	68,258	19.5	68,258	19.7	−	
Capital reserve	94,756	27.1	94,756	27.3	−	
	163,015	46.6	163,015	47.0	−	
Accumulated surplus	4,774	1.3	3,303	1.0	1,470	44.5
Difference on revaluation of other marketable securities	(1,718)	(0.5)	(952)	(0.3)	(765)	80.3
Foreign currency translation adjustments	(53,333)	(15.2)	(64,791)	(18.7)	11,457	(17.7)
	112,738	32.2	100,574	29.0	12,163	12.1
Treasury stock	(6)	(0.0)	(0)	(0.0)	(5)	
Total shareholders' equity	112,731	32.2	100,573	29.0	12,157	12.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	350,037	100.0	346,965	100.0	3,072	0.9

(2) Consolidated Statements of Income and Retained Earnings

	Year ended March 31,2002		Year ended March 31,2001		Increase or (decrease) 2002-2001	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
Net sales	279,344	100.0	287,045	100.0	(7,701)	(2.7)
Cost of sales	206,060	73.8	202,928	70.7	3,132	1.5
Gross profit	73,283	26.2	84,117	29.3	(10,834)	(12.8)
Selling, general and administrative expenses	51,311	18.3	51,139	17.8	171	0.3
Operating income	21,972	7.9	32,977	11.5	(11,005)	(33.4)
Other income	1,801	0.6	1,670	0.6	131	7.9
Interest income	586		359		226	
Dividends income	43		85		(41)	
Equity income of affiliates	–		4		(4)	
Others	1,171		1,220		(49)	
Other Expenses	7,778	2.8	9,921	3.5	(2,142)	(21.6)
Interest expenses	5,673		7,553		(1,879)	
Foreign currency exchange loss	827		731		95	
Equity loss of affiliates	21		–		21	
Others	1,256		1,636		(379)	
Ordinary income	15,995	5.7	24,726	8.6	(8,731)	(35.3)
Extraordinary income	1,727	0.6	6,403	2.2	(4,676)	(73.0)
Gain from discharge of debts	714		–		714	
Gain on sales of fixed assets	247		105		141	
Gain on sales of investments securities in affiliates	–		5,215		(5,215)	
Reversal of allowance for doubtful receivables	269		1,081		(812)	
Reversal of allowance for loss on the liquidation of the automotive wheel business	496		–		496	
Extraordinary loss	4,773	1.7	8,742	3.0	(3,968)	(45.4)
Loss on disposal of inventories	1,125		1,846		(720)	
Loss on sales of fixed assets	225		164		61	
Loss on disposal of fixed assets	386		176		210	
Loss on sales of investiment securities	6		–		6	
Loss on the liquidation of the automotive wheel business	–		2,762		(2,762)	
Loss on revaluation of investments securities	1,466		–		1,466	
Loss on liquidation of affiliates	937		1,943		(1,006)	
Cancellation fee for the termination of the exclusive distributorship agreemen t	–		1,200		(1,200)	
Retirement benefit expense	–		5		(5)	
Retirement benefits to directors and corporate auditors	626		644		(17)	
Income before income taxes	12,948	4.6	22,387	7.8	(9,438)	(42.2)
Income taxes						
Current (including enterprise tax)	4,918		4,160		758	
Adjustment of income taxes	2,711		3,296		(585)	
Total income taxes	7,629	2.7	7,456	2.6	173	2.3
Minority interest in earnings of consolidated subsidiaries	20	0.0	104	0.0	(84)	(80.5)
Net income	5,298	1.9	14,826	5.2	(9,527)	(64.3)
Accumulated surplus at beginning of year	2,533		–		2,533	
Accumulated surplus at beginning of year	3,303		–		3,303	
Prior year tax effect adjustment in consolidated overseas subsidiaries	(770)		–		(770)	
Accumulated deficit at beginning of year	–		8,641		(8,641)	
Increase of accumulated surplus	43		35		8	
Increase of accumulated surplus for decrease of consolidated subsidiaries	43		35		8	
Decrease of accumulated surplus	3,100		2,916		184	
Decrease of accumulated surplus for decrease of consolidated subsidiaries.	240		–		240	
Cash dividends	2,794		2,794		(0)	
Bonus to directors and corporate auditors	66		122		(55)	
Accumulated surplus at End of year	4,774		3,303		1,470	

(3) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Year ended March 31,2002	Year ended March 31,2001	Increase or (decrease) 2002-2001
1.Cash Flows from Operating Activities:			
Income before income taxes	12,948	22,387	(9,438)
Depreciation	24,385	22,149	2,235
Amortization of consolidation adjustments	1,192	1,533	(341)
Equity loss (income) of affiliates	21	(4)	25
Interest income and dividends received	(630)	(444)	(185)
Interest expenses	5,673	7,553	(1,879)
Gain from discharge of debts	(714)	–	(714)
Income (loss) on sales of fixed assets	(21)	58	(80)
Loss on disposal of fixed assets	386	176	210
Gain on sales of investments securities in affiliates	–	(5,215)	5,215
Loss on the liquidation of the automotive wheel business	–	2,762	(2,762)
Loss on liquidation of affiliates	937	1,943	(1,006)
Loss on sales of investments securities	6	–	6
Loss on revaluation of investments securities	1,466	–	1,466
Cancellation fee for the termination of the exclusive distributorship agreement	–	1,200	(1,200)
Decrease in notes and accounts receivable	5,691	1,941	3,750
Decrease (increase) in inventories	5,711	(3,660)	9,372
Decrease in notes and accounts payable	(4,660)	(4,808)	147
Decrease of allowance for doubtful receivables	(383)	(1,100)	717
Increase in accrued bonuses	5	220	(215)
Decrease of allowance for the liquidation of the automotive wheel business	(2,762)	–	(2,762)
Decrease in retirement allowance	(32)	(13)	(19)
Payment of bonus to directors and corporate auditors	(122)	–	(122)
Decrease (increase) others	(6,094)	3,617	(9,712)
Sub-total	43,004	50,297	(7,292)
Receipt of interest and dividends	598	444	154
Payment of interest	(4,596)	(7,587)	2,990
Payment for the termination of the exclusive distributorship agreement	–	(1,200)	1,200
Payment of income taxes	(4,988)	(3,621)	(1,366)
Net cash provided by operating activities	34,017	38,332	(4,314)
2.Cash Flows from Investing Activities:			
Expenditure for purchase of property, plant and equipment	(26,245)	(39,876)	13,630
Proceeds from sales of property, plant and equipment	1,409	631	777
Purchase of investment in securities	(1)	(31)	29
Proceeds from sales of investment in securities	285	–	285
Payments for purchase of investment in subsidiaries with a change of the scope of consolidation	(53)	–	(53)
Proceeds from sales of subsidiaries with a change of the scope of consolidation	0	5,215	(5,215)
Long term loans receivables	(540)	(727)	186
Recovery of long term loans receivables	521	1,719	(1,198)
Decrease (increase) in long-term assets-others	278	(120)	399
Proceeds from business transfer	–	90	(90)
Net cash used in investing activities	(24,346)	(33,099)	8,752
3.Cash Flows from Financing Activities:			
Decrease in short-term loans payable	(3,354)	(6,432)	3,078
Long term loans payable	513	119	393
Repayment of long term loans payable	(2,485)	(11,876)	9,391
Income from warrant bond issues	–	4,000	(4,000)
Purchase of treasury stock	(1)	0	(2)
Dividends paid	(2,794)	(2,794)	(0)
Dividends paid to minority shareholders	(31)	(27)	(4)
Increase others	(163)	(128)	(35)
Net cash used in financing activities	(8,317)	(17,138)	8,820
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	669	(596)	1,265
5.Net increase(decrease) in cash and cash equivalents	2,022	(12,502)	14,524
6.Cash and Cash Equivalents at Beginning of Year	11,930	24,432	(12,502)
7.Cash and Cash Equivalents at End of year	13,952	11,930	2,022

(4) Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
Number of consolidated companies............ 48 companies
Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd..

Number of affiliated companies................. 2 companies
of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

Anew			
	: Acquisition of stock	(1 company)	NMB・TAIMEI Co., Ltd.
Exclusion			
	: Merger	(2 companies)	Shanghai Minebea Precision Electronics Ltd. Shanghai Minebea Machines Ltd.
	: Liquidation	(5 companies)	PAPST-MINEBEA-DISC-MOTOR(THAILAND) LTD. Minebea Geotechnology Co.,Ltd. ACTUS (EUROPE) GmbH MINEBEA THAI AGROINDUSTRY CO., LTD. MINEBEA CP, INC.
	: Sale of stock	(1 company)	Minebea Electronics Mexico, S.A.de C.V.

(b) Changes of the companies subject to equity method

Anew	: None		
Exclusion	: Change to consolidated subsidiaries	(1 company)	NMB・Taimei Co., Ltd.

3. Closing date of consolidated subsidiaries
Consolidated subsidiaries whose closing dates are different from that of the Company adjusted their financial statements to the Company's closing date.

4. Accounting policies
(a) Valuation basis and method of significant assets
1. Inventories
The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
2.Other marketable securities
Securities with Market Value
The Company adopted the market value method based on market prices and other conditions at the end of the term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
Securities without Market Value
Non listed securities are stated at cost determined by the moving average method.

(b) Method of significant Depreciation
1. Tangible fixed assets
The Company and consolidated domestic subsidiaries adopt the declining balance method. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
2. Intangible fixed assets
The Company and consolidated domestic subsidiaries mainly adopt the straight-line method .
However, depreciation of software (for internal use) is computed on the straight-line method based on our

expected useful period (5 years).

Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances

1. Allowance for retirement benefit

Regarding the Company and its consolidated Japanese subsidiaries, the Company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.

Regarding the difference of 3,134 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five to fifteen years within the average remaining length of employees' service, the Company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the Company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

2. Allowance for doubtful receivables

The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

3. Accrued bonuses

The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The Company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Consolidated overseas subsidiaries translate them at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

(e) Accounting Method of Significant Lease Transactions

In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The Company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting Method of Significant Hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting Method of Consumption Tax and Other

Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

(h) Treatment of Notes Due at the End of the Term

The Company settled notes due at the end of the term on their clearance date.

The last day of the current term fell on a holiday for financial institutions. The Company included the amounts of the matured notes in the following accounts:

Notes and accounts receivable	65 million yen
Notes and accounts payable	1,134 million yen
Current liabilities and others (Facility-related notes payable)	93 million yen

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for from five to forty years conforming to the

accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings
Regarding the appropriation of retained earnings, the consolidated statements of income and retained earnings are prepared based of the method provided in the provision of article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

8. Range of cash in Cash flow statements
Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(5) NOTES

(a)Segment Information

(1) By industry segments

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002(Annual)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers	122,025	156,303	1,016	279,344	–	279,344
(2) Sales to other segment	8,336	–	–	8,336	(8,336)	–
Total	130,361	156,303	1,016	287,679	(8,336)	279,344
Operating expense	108,225	156,466	1,016	265,707	(8,336)	257,371
Operating income	22,135	(162)	(0)	21,972	–	21,972
2. Assets, depreciation and capital expenditure Assets	205,919	231,806	745	438,472	(88,434)	350,037
Depreciation	9,489	14,891	5	24,385	–	24,385
Capital expenditure	7,963	18,485	5	26,453	–	26,453

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Frontlight assembly, Strain gauges, Load cells, etc.

(c) Consumer business and others...................Furniture and interior, etc.

(Year ended March 31, 2001) (Amount: millions of yen)

	FY2001 (Annual)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers	124,461	151,910	10,674	287,045	–	287,045
(2) Sales to other segment	9,045	–	–	9,045	(9,045)	–
Total	133,506	151,910	10,674	296,090	(9,045)	287,045
Operating expense	109,600	143,651	9,862	263,113	(9,045)	254,068
Operating income	23,906	8,259	812	32,977	–	32,977
2. Assets, depreciation and capital expenditure Assets	200,457	255,789	3,711	459,957	(112,992)	346,965
Depreciation	10,842	11,240	68	22,150	–	22,150
Capital expenditure	19,464	21,010	185	40,659	–	40,659

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Frontlight assembly, Strain gauges, Load cells, etc.

(c) Consumer business and others...................Furniture and interior, etc.

(2) By geographical segments

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,704	95,883	63,569	36,186	279,344	–	279,344
(2) Sales to other segment	92,865	107,444	3,508	4,548	208,366	(208,366)	–
Total	176,569	203,327	67,077	40,735	487,710	(208,366)	279,344
Operating expense	175,802	185,941	65,109	38,885	465,738	(208,366)	257,371
Operating income	767	17,386	1,968	1,850	21,972	–	21,972
2. Assets	195,304	201,541	38,088	25,194	460,129	(110,091)	350,037

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(Year ended March 31, 2001) (Amount: millions of yen)

	FY2001 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	111,643	82,437	58,192	34,773	287,045	–	287,045
(2) Sales to other segment	95,003	108,712	1,597	3,450	208,762	(208,762)	–
Total	206,646	191,149	59,789	38,223	495,807	(208,762)	287,045
Operating expense	194,840	173,787	58,462	35,741	462,830	(208,762)	254,068
Operating income	11,806	17,362	1,327	2,482	32,977	–	32,977
2. Assets	212,827	183,118	38,821	25,191	459,957	(112,992)	346,965

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Canada, Mexico

Europe..United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Year ended March 31, 2002) (Amount: millions of yen)

	FY2002(Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	96,758	60,733	38,832	196,323
2. Total sales				279,344
3. Overseas sales on total sales	% 34.6	% 21.7	% 13.9	% 70.3

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Year ended March 31, 2001) (Amount: millions of yen)

	FY2001 (Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	84,687	58,203	34,564	177,454
2. Total sales				287,045
3. Overseas sales on total sales	% 29.5	% 20.3	% 12.0	% 61.8

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

	Millions of yen					
	Year ended March 31.2002			Year ended March 31.2001		
(1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance :	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,633	814	818	2,654	1,687	967
Tools, furniture and fixtures	3,707	2,006	1,700	3,831	1,999	1,832
Total	5,340	2,821	2,519	6,485	3,686	2,799

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

	2002	2001
within-1-year	1,106	1,295
over 1-year	1,412	1,504
Total	2,519	2,799

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	1,453	1,556
Equivalent of depreciation expenses	1,453	1,556

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c)Transaction with related parties

Directors and main individual shareholder

FY2002(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of Steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 4 on loan 1	The company purchases steel bar etc.	Operating transaction	Purchase of steel bar etc.	¥ 1,423 million	Notes payable and Account payable etc. ※3	¥ 550 million
									Building rent,etc.	¥ 31 million	Current assets and others ※3	¥ 1 million
									Machinery rent	¥ 699 million		

(Note) Terms and decision policy of the transaction

1 . The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".

2 . The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.

※ 3 . The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

(c)Transaction with related parties

Directors and main individual shareholder

FY2001(Annual)												
Attribution	Name	Address	Capital	Line of business or profession	Voting right(own or owned)	Contents of relation		Contents of transaction		Transaction amount	Account title	Year-end balance
						Concurrently serving etc.	Relation of business					
Director	Yoshihisa Kainuma	—	—	Senior managing director of the company, senior managing and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
A nearly related person	Kazuko Takahashi	—	—	—	(Owned) Direct 0%	—	—	Non-operating transaction	Acquisition of stock	¥ 360 million	Account payable -other	¥ 360 million
Director	Atsushi Matsuoka	—	—	Director of the company President and representative director of NMB Co., Ltd	(Owned) Direct 0%	—	—	Please see "Keiaisha Co., Ltd.".				
Companies which the company's directors and nearly related person have over 50% of voting right.	Keiaisha Co., Ltd.	Kitaku Tokyo	¥1,905 million	Sales of precison components, steel and its raw materials	(Owned) Direct 5.0%	Concurrently serving 4 on loan 1	Contract sales company	Operating transaction	Sales of finished goods of the company	¥74,322 million	—	—
							The company purchases steel bar etc.		Purchase of steel bar etc.	¥ 5,206 million	Notes Payable and Account payable etc. ※5	¥ 1,136 million
									Building rent,etc.	¥ 983 million	—	—
								Non Operating transaction	Purchase of villa	¥ 4,550 million	—	—
									Cancellation fee for the terminaton of the exclusive distributorship agreement	¥ 1,200 million	—	—
									Business transfer※7			
									・Total assets transferred	¥31,096 million	—	—
									・Total liabilities transferred	¥30,843 million	—	—
									・Payments transferred	¥ 252 million	—	—

(Note) Terms and decision policy of the transaction

1. Keiaisha NMB Co.,Ltd. has changed the company name to Keiaisha Co.,Ltd.effective January 1,2001.
2. The transaction with Keiaisha Co., Ltd. is what is called "Transaction for the third party".
3. The sales prices of finished goods and merchandise are decided after negotiation every fiscal year considering the market prices.
4. The purchase prices of steel bar etc. are decided after negotiation considering the market prices.

※5. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.

6. Minebea Co.,Ltd. terminated its exclusive distributorship agreement for Japan with Keiaisha NMB Co., Ltd. on December 31, 2000. Effective January 1, 2001, the Company started marketing its products directly to Japanese customers.

※7.The business transfer was based on the principle of the Exclusive Distributorship Agreement and has been finalized through the negotiation based on the compensation calculated by Keiaisha Co.,Ltd.

(d)The tax effect accounting

As of March 31,2002		As of March 31,2001	
1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen	1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities	Millions of yen
(Deferred tax assets)		(Deferred tax assets)	
Excess of allowed limit chargeable to the bonus payment reserve	629	Excess of allowed limit chargeable to the bonus payment reserve	475
Excess of allowed limit chargeable to the retirement allowance reserve	28	Excess of allowed limit chargeable to the retirement allowance reserve	39
Loss on revaluation of investments securities	301	Loss on the liquidation of the automotive wheel business	1,105
Loss on liquidation of affiliates	146	Loss on liquidation of affiliates	1,726
Excess of allowed limit chargeable to the allowance for doubtful accounts	1,368	Excess of allowed limit chargeable to the allowance for doubtful accounts	1,310
Unrealized gains on sales of inventories	2,501	Unrealized gains on sales of inventories	2,074
Deficit brought forward	11,236	Deficit brought forward	11,984
Difference on revaluation of other marketable securities to the market	1,145	Difference on revaluation of other marketable securities to the market	635
Others	307	Others	311
Total deferred tax assets	17,664	Total deferred tax assets	19,659
(Deferred tax liabilities)		(Deferred tax liabilities)	
Depreciations allowed to overseas subsidiaries	1,380	Depreciations allowed to overseas subsidiaı	323
Others	122	Others	87
Total deferred tax liabilities	1,503	Total deferred tax liabilities	410
Net deferred tax assets	16,160	Net deferred tax assets	19,249
※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.		※Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.	
Current assets........ Deferred tax assets	6,521	Current assets........ Deferred tax assets	6,271
Fixed assets ....Deferred tax assets	11,143	Fixed assets ....Deferred tax assets	13,388
Current liabilities....Deferred tax liabilities	(1,397)	Current liabilities....Deferred tax liabilities	(343)
Fixed liabilities.......Deferred tax liabilities	(105)	Fixed liabilities.......Deferred tax liabilities	(67)
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting		2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting	
Domestic legal effective tax rate	40.0%	Domestic legal effective tax rate	40.0%
(Adjustments)		(Adjustments)	
Current amortization of excess of cost over net assets acquired	2.8	Current amortization of excess of cost over net assets acquired	2.3
Differences in the tax rates applied to consolidated overseas subsidiaries	(26.8)	Differences in the tax rates applied to consolidated overseas subsidiaries	(17.4)
Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	1.7	Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries	7.1
Effect of elimination of dividend income	43.1	Others	1.3
Others	(1.9)	Ratio of income tax burden after the application of tax effect accounting	33.3
Ratio of income tax burden after the application of tax effect accounting	58.9		

(e) Marketable securities

Marketable securities (Amount: millions of yen)

Classification	As of March 31,2002			As of March 31,2001		
	Acquisition Value	Book Value	Difference	Acquisition Value	Book Value	Difference
Those whose recoded amounts in the consolidated balance sheet exceed the acquisition costs. Stock	2	3	1	1,041	1,262	221
Those whose recoded amounts in the consolidated balance sheet do not exceed the acquisition costs. Stock	7,258	4,393	(2,864)	7,937	6,127	(1,809)
Total	7,260	4,397	(2,863)	8,978	7,390	(1,588)

Other marketable securities (Amount: millions of yen)

Classification	As of March 31,2002	As of March 31,2001
	Book Value	Book Value
Other marketable securities	1,333	1,487
Total	1,333	1,487

(Note) Non-listed stock (Except for stock at over the counter)

(f) Contract amounts, current prices, and unrealized profits or losses of derivatives

Exchange contract (Amount: millions of yen)

Classification	Type	As of March 31,2002				As of March 31,2001			
		Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)
			Over 1-year				Over 1-year		
Non-market transaction	Exchange Contract Transaction Selling order US dollar	—	—	—	—	185	—	185	—
	Japanese YEN	—	—	—	—	250	—	250	—
	Buying order Japanese YEN	—	—	—	—	45	—	45	—
Total		—	—	—	—	480	—	480	—

(Notes) 1.Calculation method for current market price

Exchange Contract Transactions............These transactions have been made based on the forward exchange rates.

2.We excluded the items that are applied hedge account from this financial year's report.

3.For derivative transactions expected to be made in April 2001,exchange contracts were made at the end of the current term in Singapore.

(g) Retirement benefits

FY2002		
(1) Corporate retirement benefit system		
To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.		
(2) Details of retirement benefit debts and expenses		
Components of retirement benefit debts		
(a) Retirement benefit debts	(9,835)	millions of yen
(b) Pension assets	6,883	
(c) Unreserved debts for retirement benefit ((a)+(b))	(2,952)	
(d) Unappropriated amount of differences at the time of changes in accounting standards	1,880	
(e) Unrecognized differences in mathematical calculation	1,211	
(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))	139	
(g) Prepaid pension expenses	294	
(h) Reserve for retirement allowances (note) ((f) − (g))	(155)	
Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "reserve for retirement allowances."		
Components of retirement benefit expenses		
Service costs	654	
Interest costs	269	
Expected management earnings	(190)	
Amount of differences at the time of changes in accounting standards charged to expenses	626	
Amount of differences at the accounting period changed to exepenses	120	
Retirement benefit expenses	1,479	
(3) Calculation basis for retirement benefit debts and expenses		
Discount rates	3.0 %	
Expected management earning rates	3.0 %	
Period allocation method of anticipated retirement benefit debts	Basis for periodic fixed amounts	
Accounting period of differences in mathematical calculation	5 – 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)	
Accounting period of differences at the time of changes in accounting standards	5 years (Prorated amounts are stated in extraordinary loss.)	

FY2001

(1) Corporate retirement benefit system

To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis.

(2) Details of retirement benefit debts and expenses

Components of retirement benefit debts

(a) Retirement benefit debts	(9,450)	millions of yen
(b) Pension assets	6,468	
(c) Unreserved debts for retirement benefit ((a)+(b))	(2,982)	
(d) Unappropriated amount of differences at the time of changes in accounting standards	2,507	
(e) Unrecognized differences in mathematical calculation	591	
(f) Net amount listed on consolidated balance sheet ((c)+(d)+(e))	116	
(g) Prepaid pension expenses	225	
(h) Reserve for retirement allowances (note) ((f) − (g))	(109)	

Note: On the balance sheet, the Company includes an excess over the accrued employees' retirement allowances due to its past switch to a qualified retirement pension system as "reserve for retirement allowances."

Components of retirement benefit expenses

Service costs	644
Interest costs	251
Expected management earnings	(171)
Amount of differences at the time of changes in accounting standards charged to expenses	644
Retirement benefit expenses	1,368

(3) Calculation basis for retirement benefit debts and expenses

Discount rates	3.0 %
Expected management earning rates	3.0 %
Period allocation method of anticipated retirement benefit debts	Basis for periodic fixed amounts
Accounting period of differences in mathematical calculation	5 - 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.)
Accounting period of differences at the time of changes in accounting standards	5 years (Prorated amounts are stated in extraordinary loss.)

5. Amounts of production, orders received, sales

(1) Production

(Amount: millions of yen)

Industry segments	March 31,2002	March 31,2001
Machined components business	124,604	127,532
Electronic devices and components business	154,490	147,553
Total	279,094	275,085

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Industry segments	Year ended March 31,2002		Year ended March 31,2001	
	Orders received	Order backlog	Orders received	Order backlog
Machined components business	112,414	34,288	133,718	43,899
Electronic devices and components business	158,253	23,483	150,877	21,533
Consumer business and others	826	—	9,854	190
Total	271,493	57,771	294,449	65,622

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Industry segments	Year ended March 31,2002	Year ended March 31,2001
Machined components business	122,025	124,461
Electronic devices and components business	156,303	151,910
Consumer business and others	1,016	10,674
Total	279,344	287,045

(Notes) 1. Amounts are provided on the basis of their sales price and do not include consumption taxes.

2. Main customers and ratio of the sales amount to total sales amount are as follows. (Amount: millions of yen)

Name of customer	Year ended March 31,2002		Year ended March 31,2001	
	Sales amount	Ratio (%)	Sales amount	Ratio (%)
Keiaisha NMB Co., Ltd.	—	—	74,314	25.9

(Note) Minebea Co.,Ltd. terminated its exclusive distributorship agreement for Japan with Keiaisha NMB Co., Ltd. on December 31, 2000. Effective January 1, 2001, the Company started marketing its products directly to Japanese customers.

BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS
(Year ended March 31, 2002)

May 16, 2002

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Contact: Sadahiko Oki
Director-Accounting
Tel. (03)5434-8611

Board of Directors' Meeting on the Financial Results held on: May 16, 2002
Annual Shareholders' Meeting to be held on: June 27, 2002
Interim Dividend Plan: None
Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1,2001 through March 31,2002)

(1) Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2002	175,218	(11.4)	1,848	(84.9)	10,033	(17.3)
FY2001	197,675	7.7	12,246	12.9	12,127	9.6

	Net income (millions of yen)	% Change	Net income Per share(yen)	Fully diluted net income per share(yen)	Return (Net income) on equity (%)	Return (Ordinary income) on assets (%)	Return (Ordinary income) on sales (%)
FY2002	4,351	10.2	10.90	10.46	2.4	2.6	5.7
FY2001	3,947	–	9.89	9.55	2.2	3.2	6.1

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,165,043 shares at March 31, 2002
399,164,120 shares at March 31, 2001
2. Changes in accounting method: None
3. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Dividends

	Dividends per share Annual (yen)	Interim (yen)	Year-end (yen)	Total annual dividends (millions of yen)	Dividends payout ratio (%)	Dividends on shareholders' equity (%)
FY2002	7.00	–	7.00	2,794	64.2	1.5
FY2001	7.00	–	7.00	2,794	70.8	1.5

(Notes) Details of dividends Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2002	376,880	181,222	48.1	454.01
FY2001	380,800	180,559	47.4	452.34

(Notes) 1. Number of shares outstanding at end of year: 399,159,121 shares at March 31, 2002
399,167,104 shares at March 31, 2001
2. Number of treasury stock at end of year: 8,574 shares at March 31, 2002
591 shares at March 31, 2001

2. Prospect for the next fiscal year (April 1, 2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share Interim(yen)	Year-end(yen)	Annual(yen)
Interim	87,000	4,000	1,800	—	—	—
Annual	180,000	10,000	5,100	—	7.00	7.00

(Reference) Projected net income per share: 12.78 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page seven of the documents attached hereunder.

Non-Consolidated Financial Statements and Notes

1. Non-Consolidated Balance Sheets

	As of March 31,2002		As of March 31,2001		Increase or (decrease) 2002-2001	
ASSETS	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
Current assets	136,349	36.2	144,822	38.0	(8,472)	(5.9)
Cash and cash equivalents	4,421		3,755		665	
Notes receivable	1,952		3,571		(1,619)	
Accounts receivable-trade	41,533		51,755		(10,222)	
Treasury stock	-		0		(0)	
Purchased goods	3,170		4,149		(978)	
Goods in transit	1,530		854		676	
Finished goods	1,687		1,924		(236)	
Raw materials	2,020		2,084		(64)	
Work in process	2,814		3,839		(1,025)	
Supplies	152		184		(32)	
Advances to vendor	430		711		(280)	
Prepaid expenses	407		558		(151)	
Short-term loans receivable from affiliates	64,632		60,149		4,483	
Accounts receivable-other	6,982		2,953		4,028	
Temporary advance	16		4,225		(4,209)	
Deferred tax assets	3,641		3,880		(239)	
Others	1,187		658		529	
Allowance for doubtful receivable	(233)		(436)		202	
Fixed assets	240,513	63.8	235,943	62.0	4,570	1.9
Tangible fixed assets	33,435		35,305		(1,870)	
Buildings	12,062		12,798		(735)	
Structures	597		662		(64)	
Machinery and equipment	6,680		8,018		(1,337)	
Vehicles	7		11		(4)	
Tools, furniture and fixtures	2,329		2,531		(202)	
Land	11,067		11,106		(38)	
Construction in progress	689		176		513	
Intangible fixed assets	844		835		9	
Patents	554		623		(69)	
Leasehold rights	49		49		-	
Software	188		102		85	
Others	52		59		(7)	
Investments and other assets	206,233		199,801		6,431	
Investments in securities	5,488		8,482		(2,994)	
Investments securities in affiliates.	156,813		149,407		7,405	
Investments in partnerships	0		15		(15)	
Investments in partnerships with affiliates	27,608		23,400		4,208	
Long-term loans receivable	5		-		5	
Long-term loans receivable from employees	13		14		(0)	
Long-term loans receivable from affiliates	7,425		6,831		594	
Reorganization claim in bankruptcy , and others	37		33		4	
Long-term prepaid expenses	400		750		(349)	
Deferred tax assets	10,862		13,217		(2,354)	
Others	1,281		1,257		24	
Allowance for doubtful receivable	(3,705)		(3,608)		(96)	
Deferred assets	17	0.0	35	0.0	(17)	(50.0)
Bond issuance expenses	17		35		(17)	
Total Assets	376,880	100.0	380,800	100.0	(3,919)	(1.0)

	As of March 31,2002		As of March 31,2001		Increase or (decrease) 2002-2001	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%
LIABILITIES						
Current liabilities	124,025	32.9	87,545	23.0	36,479	41.7
Notes payable	3,986		6,510		(2,524)	
Accounts payable-trade	28,820		31,782		(2,962)	
Short-term loans payable	39,875		36,698		3,176	
Current portion of long-term loans payable.	27,700		1,506		26,193	
Current portion of convertible bonds	13,823		-		13,823	
Accounts payable-other	5,290		3,331		1,959	
Accrued income taxes	65		56		9	
Accrued expenses	866		1,560		(694)	
Advances from customer	11		3		7	
Deposits received	416		328		88	
Deferred income	115		210		(95)	
Accrued bonuses	2,090		2,090		0	
Allowance for loss on the liquidation of the automotive wheel business	-		2,762		(2,762)	
Notes payable for equipment	470		212		257	
Others	493		491		1	
Long-term liabilities	71,632	19.0	112,694	29.6	(41,062)	(36.4)
Bonds	35,000		35,000		-	
Convertible bonds	27,080		40,903		(13,823)	
Bond with warrants	4,000		4,000		-	
Long-term loans payable	5,500		32,700		(27,200)	
Allowance for retirement benefits	52		91		(39)	
Total Liabilities	195,657	51.9	200,240	52.6	(4,583)	(2.3)
SHAREHOLDERS' EQUITY						
Common stock	68,258	18.1	68,258	17.9	-	-
Capital reserve	94,756	25.1	94,756	24.9	-	-
Earned surplus	2,085	0.6	1,793	0.5	292	16.3
Retained Earnings	17,847	4.7	16,704	4.4	1,143	6.8
Voluntary reserve	10,000		9,000		1,000	
General reserve	10,000		9,000		1,000	
Unappropriated retained earnings	7,847		7,704		143	
[Current net income]	[4,351]		[3,947]		[404]	
Difference on revaluation of other marketable securities	(1,718)	(0.4)	(952)	(0.3)	(765)	80.4
	181,229	48.1	180,559	47.4	669	0.4
Treasury stock	(6)	(0.0)	-	-	(6)	
Total Shareholders' Equity	181,222	48.1	180,559	47.4	663	0.4
Total Liabilities and Shareholders' Equity	376,880	100.0	380,800	100.0	(3,919)	(1.0)

(Notes)

		Millions of yen 2002	Millions of yen 2001	
1.	Accumulated depreciation of tangible fixed assets	47,175	54,980	
2.	Guranteed liabilities	47,076	47,424	
3.	Issuance of common stock upon conversion of convertible bonds	-	14	
	Increase of shares on conversion of convertible bonds	-	17	thousand shares
	Transferred to common stock	-	7	
4.	Issuance of common stock upon conversion of bond with warrants	-	-	
	Increase of shares on conversion of bond with warrants	-	-	
	Transferred to common stock	-	-	

2. Non-Consolidated Statements of Income

	Year ended March 31,2002		Year ended March 31,2001		Increase or (decrease) 2002－2001	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net Sales	175,218	100.0	197,675	100.0	(22,457)	(11.4)
Cost of sales	150,915	86.1	170,450	86.2	(19,534)	(11.5)
Gross profit	24,302	13.9	27,225	13.8	(2,922)	(10.7)
Selling, general and administrative expenses	22,454	12.8	14,978	7.6	7,475	49.9
Operating income	1,848	1.1	12,246	6.2	(10,398)	(84.9)
Other income	11,530	6.5	4,291	2.2	7,239	168.7
Interest income	942		703		238	
Interest income on marketable securities	-		0		(0)	
Dividends received	9,828		2,420		7,408	
Rent income of fixed assets	487		741		(253)	
Others	271		425		(154)	
Other expenses	3,345	1.9	4,410	2.3	(1,065)	(24.2)
Interest and discount charge	1,455		1,918		(463)	
Interest on bonds	1,270		1,245		24	
Amortization on bond issue costs.	17		71		(54)	
Foreign currency exchange loss	187		390		(202)	
Others	413		784		(370)	
Ordinary income	10,033	5.7	12,127	6.1	(2,093)	(17.3)
Extraordinary income	2,192	1.3	6,620	3.3	(4,427)	(66.9)
Gain from discharge of debts	682		-		682	
Gain on sales of fixed assets	365		91		273	
Gain on sales of investments securities in affiliates	250		5,215		(4,965)	
Reversal of allowance for doubtful receivable	398		1,313		(914)	
Reversal of allowance for loss on the liquidation of the automotive wheel business	496		-		496	
Extraordinary loss	3,969	2.3	11,841	5.9	(7,872)	(66.5)
Loss on disposal of inventories	965		1,806		(840)	
Loss on sales of fixed assets	209		193		15	
Loss on sales of investments in securities	6		-		6	
Loss on sales of investments securities in affilates	-		2,371		(2,371)	
Loss on the liquidation of the automotive wheel business	-		2,762		(2,762)	
Loss on revaluation of investments in securities	1,466		-		1,466	
Allowance for doubtful receivables.	292		-		292	
Loss on revaluation of investments securities in affiliates	527		-		527	
Loss on liquidation of affiliated companies	7		3,007		(3,000)	
Cancellation fee for the termination of The exclusive distributorship agreement	-		1,200		(1,200)	
Retirement benefits to directors and corporate auditors	-		5		(5)	
Retirement benefit expense	494		494		-	
Income before income taxes	8,257	4.7	6,905	3.5	1,351	19.6
Income taxes (including enterprise tax)	801	0.4	259	0.1	541	208.3
Adjustment of income taxes	3,104	1.8	2,698	1.4	406	15.0
Total income taxes	3,905	2.2	2,957	1.5	947	32.0
Net income	4,351	2.5	3,947	2.0	404	10.2
Retained earnings brought forward from the previous period	3,495		3,756		(261)	
Unappropriated retained earnings at end of year	7,847		7,704		143	

3. (a) Proposed Appropriation of Unappropriated Retained Earnings

	Year ended March 31,2002 Millions of yen		Year ended March 31,2001 Millions of yen
Unappropriated retained earnings at end of year..............	7,847	Unappropriated retained earnings at end of year..............	7,704
The above amount is to be appropriated as follows:-		The above amount is to be appropriated as follows:-	
Dividends [7 yen per share].........	2,794	Earned surplus reserve................	292
Bonuses to directors & corporate auditors...............	66	Dividends [7 yen per share].........	2,794
[Corporate auditors' bonuses]	[3]	Bonuses to directors & corporate auditors...............	122
Voluntary reserve	1,500	[Corporate auditors' bonuses]	[7]
General reserve..........................	1,500	Voluntary reserve	1,000
Total	4,360	General reserve..........................	1,000
		Total	4,208
Retained earnings carried forward to the next year...........	3,486	Retained earnings carried forward to the next year...........	3,495

(b) Dividends per share

	FY2002			FY2001		
	Annual (yen)	Interim (yen)	Year-end (yen)	Annual (yen)	Interim (yen)	Year-end (yen)
Common stock	7.00	—	7.00	7.00	—	7.00
(Breakdown)						
Memorial dividends	—	—	—	—	—	—
Special dividends	—	—	—	—	—	—
New stocks	—	—	—	—	—	—
Preferred stocks	—	—	—	—	—	—
Subsidiaries-linked dividend stocks	—	—	—	—	—	—

4. Significant Accounting Policies

(a) Marketable securities

Investments securities in subsidiaries and affiliates: Stated at cost determined by the moving average method.

Other maketable securities: Securities with Market Value

Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.)

Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

(b) Inventories

Purchased goods: Stated at cost determined by the moving average method.

Finished goods: Stated at cost determined by the moving average method.

Raw materials: Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.

Work in process: Stated at cost determined by the moving average method for bearings, fasteners, and motors.

Stated at cost determined respectively for measuring equipment, special motors and special machinery components.

Supplies: Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(c) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(d) Amortization of deferred assets

Bond issuance expenses are amortized over three years by an averaged amount each year.

Other items are charged to income as incurred.

(e) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the difference accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

(f) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(g) Accounting method of significant lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(h) Accounting method of significant hedge transactions

The Company had no significant hedge operations to report during the term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(i) Other Significant Accounting Policies

(I) Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

(II) Treatment of notes due at the end of the term

The Company settled notes due at the end of the term on their clearance date.

The last day of the current term fell on a holiday for financial institutions. The Company included the amounts of the matured notes in the following accounts:

Notes receivable	18 million yen
Notes payable-trade	1,085 million yen
Note payable for equipment	93 million yen

5. Change in the method of presentation

The "Interest income on marketable securities" had been categorically reported in our consolidated statements of income until the last fiscal year. However, now that this interest amounts very little in general, we have decided to report it included in the "Other income - other" from the current fiscal year onward.

Meanwhile, the "Interest income on marketable securities" included in the "Other income - other" for the current fiscal year amounts to 10 thousand yen.

6. Additional information

Treasury stock

In accordance with revisions to regulations concerning financial documents in Japan, treasury stock, previously included in current assets on the balance sheet, is now stated at the bottom under shareholders' equity as a deduction. Owing to this change, current assets decreased by 6 million yen compared with the previous term.

7. Notes

(a) Relating to lease transactions

Millions of yen

(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance	Year ended March 31,2002			Year ended March 31,2001		
	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent Of year-end Balance
Machinery and equipment	-	-	-	622	549	73
Vehicles	382	173	208	582	320	261
Tools, furniture and fixtures	2,623	1,281	1,341	2,933	1,472	1,460
Helicopter	-	-	-	171	142	28
Total	3,005	1,455	1,550	4,309	2,485	1,824

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

within 1-year	641	768
over 1-year	908	1,056
Total	1,550	1,824

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	856	982
Equivalent of depreciation expenses	856	982

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(c) The tax effect accounting

Year ended March 31,2002		Year ended March 31,2001	
1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)		1. Major reasons for the accrual of deferred tax assets (total current and fixed assets)	
	Millions of yen		Millions of yen
Excess of allowed limit chargeable to the accrued bonuses	558	Excess of allowed limit chargeable to the accrued bonuses	418
Excess of allowed limit chargeable to the retirement benefits	28	Excess of allowed limit chargeable to the retirement benefits	36
Loss on the liquidation of investments in securities	301	Loss on the liquidation of the automotive wheel business	1,105
Loss on the liquidation of investments securities in affiliates	211	Loss on liquidation of affiliated Companies	4,849
Loss on liquidation of affiliated companies	3,646	Excess of allowed limit chargeable to the allowance for doubtful receivable	1,441
Excess of allowed limit chargeable to the allowance for doubtful receivable	1,473	Deficit brought forward	8,544
Deficit brought forward	7,097	Difference on revaluation of other marketable securities	635
Difference on revaluation of other marketable securities	1,145	Others	69
Others	44	Total	17,097
Total	14,503		
2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.		2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting.	
	%		%
Domestic legal effective tax rate	40.0	Domestic legal effective tax rate	40.0
(Adjustments)		(Adjustments)	
Items to be regarded as taxable expenses, such as entertainment expenses	0.7	Items to be regarded as taxable expenses, Such as entertainment expenses	1.1
Inhabitant tax levied per capita etc.	0.4	Inhabitant tax levied per capita etc.	0.7
Income tax collected at the source	5.9	Others	1.0
Others	0.3	Ratio of income tax burden after the application of tax effect accounting	42.8
Ratio of income tax burden after the application of tax effect accounting	47.3		

Change of Directors & Corporate Auditors

1. Representative Director: None

2. Other Directors & Corporate Auditors: None

May 16, 2002
Minebea Co., Ltd.

Supplementary Financial Data
For the Fiscal Year ended March 31, 2002

I. Consolidated Results of Operations

(Millions of yen)	Full year ended Mar. 01	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	Change yoy	Prospect for half year ending Sep. 02	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	Change yoy
Net sales	287,045	136,882	142,462	279,344	-2.7%	142,000	146,000	288,000	+3.1%
Operating income	32,977	12,496	9,476	21,972	-33.4%	10,000	14,000	24,000	+9.2%
Ordinary income	24,726	8,952	7,043	15,995	-35.3%	7,300	11,200	18,500	+15.7%
Income before taxes	22,387	8,040	4,908	12,948	-42.2%	7,100	10,900	18,000	+39.0%
Net income	14,826	4,384	914	5,298	-64.3%	3,600	6,400	10,000	+88.8%

(1) Consolidated Sales and Income by Division

(Millions of yen)	Full year ended Mar. 01	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	Change yoy	Prospect for half year ending Sep. 02	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	Change yoy
Machined components	124,461	62,195	59,830	122,025	-2.0%	59,450	59,200	118,650	-2.8%
Bearing related products	101,096	51,188	48,925	100,113	-1.0%	49,100	49,700	98,800	-1.3%
Other machinery components	23,365	11,006	10,905	21,911	-6.2%	10,350	9,500	19,850	-9.4%
Electronic devices and components	151,910	73,978	82,325	156,303	+2.9%	82,550	86,800	169,350	+8.3%
Rotary components	73,603	35,917	40,523	76,440	+3.9%	45,300	48,150	93,450	+22.3%
Other electronic devices	78,307	38,062	41,800	79,862	+2.0%	37,250	38,650	75,900	-5.0%
Consumer business and others	10,674	709	307	1,016	-90.5%	—	—	—	—
Total sales	287,045	136,882	142,462	279,344	-2.7%	142,000	146,000	288,000	+3.1%
Machined components	23,906	12,564	9,571	22,135	-7.4%	9,800	12,200	22,000	-0.6%
Electronic devices and components	8,259	-74	-88	-162	—	200	1,800	2,000	—
Consumer business and others	812	6	-6	0	-100.0%	—	—	—	—
Total operating income	32,977	12,496	9,476	21,972	-33.4%	10,000	14,000	24,000	+9.2%

(2) Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Full year ended Mar. 01	Full year ended Mar. 02	Prospect for the full year ending Mar. 03
Capital expenditure	39,876	26,245	17,600
Depreciation (Including Intangible Fixed Assets)	22,149	24,385	25,000
Research and development costs	9,193	10,682	10,700

(3) Exchange Rates

		Full year ended Mar. 01	Full year ended Mar. 02	Assumption for the full year ending Mar. 03
US$	PL	109.77	125.11	132.00
	BS	123.90	133.25	
S'PORE $	PL	63.18	69.05	71.00
	BS	69.03	72.36	
THAI BAHT	PL	2.65	2.81	3.00
	BS	2.77	3.06	
RMB	PL	13.40	15.11	16.00
	BS	14.96	16.09	

II. Non-Consolidated Results of Operations

(Millions of yen)	Full year ended Mar. 01	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	Change yoy	Prospect for half year ending Sep. 02	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	Change yoy
Net sales	197,675	89,558	85,660	175,218	-11.4%	87,000	93,000	180,000	+2.7%
Operating income	12,246	1,252	596	1,848	-84.9%	1,000	2,800	3,800	+105.6%
Ordinary income	12,127	3,327	6,706	10,033	-17.3%	4,000	6,000	10,000	-0.3%
Income before taxes	6,905	3,372	4,885	8,257	+19.6%	3,700	5,800	9,500	+15.1%
Net income	3,947	1,600	2,751	4,351	+10.2%	1,800	3,300	5,100	+17.2%

June 13, 2002

__FOR IMMEDIATE RELEASE__
Media Contacts:

Matsushita Electric Industrial Co., Ltd.
Yasuhiro Fukagawa, International PR, Tokyo
Tel: +81-3-3578-1237   Fax: +81-3-5472-7608

Minebea Co., Ltd.
Yasuaki Miyahara
Corporate Communications Office
Corporate Planning Department
Tel: +81-3-5434-8637 Fax:+81-3-5434-8607
e-mail: ymiyahar@minebea.co.jp

Matsushita and Minebea Agree on Consignment Production of Fluid Dynamic Bearing Motors for Hard Disc Drives(HDDs)

Tokyo, Japan – Matsushita Electric Industrial Co., Ltd. (Matsushita) and Minebea Co., Ltd. (Minebea) have today announced that they have agreed to begin consignment production of fluid dynamic bearing (FDB) motors for HDDs.

Under the agreement, production of FDB motors for 2.5-inch HDDs, designed by Matsushita's Motor Company division, will be consigned to Minebea. Minebea will begin mass production of the motors from the fall of 2002 at its Thai plant. Minebea's advanced ultra-precision machining and mass-production technologies, together with its large-scale production base in Thailand, will enable Matsushita to meet its requirements to expand its FDB motor business.

Given the increasing market demand for higher memory capacity and lower noise generation of HDDs, both companies expect rapid transition of HDD spindle motor technology from ball bearing type to fluid dynamic bearing type from now onwards. In addition, applications of HDDs, currently PC-oriented, are expected to expand into the area of digital home appliances.

By close collaboration, the two companies, each with rich accumulation of expertise in FDB motor technology, hope to achieve a synergistic effect in their efforts to respond to the rapidly growing market in a more quicker, timelier manner.

About Matsushita Electric Industrial

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic, National, Technics, and Quasar brands, is a worldwide leader in the development and manufacture of electronics products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company reported consolidated sales of US$51.70 billion for the fiscal year ended March 31, 2002. In addition to stock exchanges in Tokyo (6752) and elsewhere in Japan, Matsushita's shares are listed on the Amsterdam, Dusseldorf, Frankfurt, New York (NYSE: MC), Pacific, and Paris stock exchanges. The Motor Company, a division company of Matsushita, engages in a wide range of motor business, supplying products from the industrial sector to the information equipment sector. Additional information is available at http://www.panasonic.co.jp/global/top.html.

About Minebea

Minebea is a comprehensive manufacturer and supplier of high precision components such as ball bearings and precision small motors for use in information & telecommunications equipment including primarily PCs, household electrical appliances, aircraft, and automobiles. As of March 31, 2002, the Minebea Group encompassed 32 plants and 52 sales offices and employs a total of 43,729 persons in 14 countries. Facilities in Thailand form the largest production base of the Group, which is responsible for most of its mainstay products and produces about 60% of Group's total output. Based in Nagano, Japan, the Company reported consolidated sales of US$2.10 billion for the fiscal year ended March 31, 2002. Minebea's shares are listed on stock changes in Tokyo (6479), Osaka, Nagoya and Singapore. Further information is available at http://www.minebea.co.jp/

June 3, 2002

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano

Minebea Co., Ltd.
Tsugio Yamamoto
President and Representative Director

Notice of the 56th Ordinary General Meeting of Shareholders

The 56th Ordinary General Meeting of Shareholders will be held as indicated below. You are hereby requested to attend the Ordinary General Meeting of Shareholders.

If you are unable to attend the Ordinary General Meeting of Shareholders, you may still exercise your voting rights as a shareholder by completing the attached voting ballot. In this case, you are kindly requested to return the enclosed voting ballot to us after reviewing the attached reference documents and marking the ballot clearly whether you agree or disagree with the proposals to be made at the Ordinary General Meeting of Shareholders. Please ensure that you have appropriately signed to your ballot.

Particulars of the Meeting

1. Time:

June 27 (Thursday), 2002, beginning at 9:30 a.m.

2. Place:

1st floor of the new building of Asama Sunday House, 4106-282, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano

3. Purpose of the Meeting:

To report on:

The Balance Sheet as of March 31, 2002, the Business Report and the Profit and Loss Statement for the 56th Business Term (beginning April 1, 2001 and ending March 31, 2002).

To vote on:

First proposal:

Approval of the proposed appropriation of unappropriated retained earnings for the 56th Business Term.

Second proposal:

Partial revision of the Articles of Incorporation.

The substance of the proposal is shown in the "Reference Matters Relating to the Exercise of Shareholders' Voting Rights" (pp.22-25) attached below.

When you attend the Ordinary General Meeting of Shareholders, please submit the enclosed voting ballot to the receptionist at the Meeting.

(Attached Documents)

BUSINESS REPORT

(From April 1, 2001 to March 31, 2002)

I. Overview of Business Operation

1. Developments and Results of Business Operation

The Japanese economy during this fiscal year experienced continued severe condition. Export decreased owing to the slowdown of the U.S. economy and the sluggish business in the IT-related industry. Production and capital expenditure declined due to inventory adjustments. What is more, personal spending remained low. Although the U.S. economy continued to decelerate and its recessionary trend grew in the wake of the September terrorist attacks, it began to show signs of recovery at the fiscal year-end. On the other hand, the economy in Europe and Asia suffered a decrease in production and export, adversely affected by the depressed U.S. economy and sluggish IT-related demands.

The information and telecommunications equipment industry, which is the principal market for the Company's products, suffered stagnant demands as a result of the worldwide recessionary trend .

Under this business environment, the Company made efforts to further improve the efficiency of its sales and production, and the quality of its products, and to develop high value-added products. However, net sales were 175,218 million yen, a decrease of 22,457 million yen (-11.4%) compared with the previous fiscal year.

Operating income was 1,848 million yen, a decrease of 10,398 million yen (-84.9%) from the previous fiscal year. Ordinary income was 10,033 million yen, which was a decrease of 2,093 million yen (-17.3%) from the previous fiscal year, owing to an increase in dividends received from oversea subsidiaries. Net income was 4,351 million yen, an increase of 404 million yen (10.2%) from the previous fiscal year, owing to a decrease in extraordinary loss, adjustments of income taxes in the amount of 3,104 million yen under tax effect accounting and others.

The business results of each product category are as follows:

<u>**Bearings**</u>
This product category represents the Company's key business. The major customer base for ball bearings is makers of PCs and other information and telecommunications equipment and of home electrical appliances such as VCR's and air conditioners. Amid the shrinking domestic market because of the accelerating production shift by our customers to Asian countries including China, demand from a part of the home electrical appliances market and the automobile market was steady, while demand from the information and telecommunications equipment industry remained low. Overall, demand for this product category remained sluggish. As a result, net sales were 34,150 million yen, a decrease of 14.6% from the previous fiscal year.

<u>**Electronics devices and components**</u>
This product category represents 60% of the Company's sales. While the domestic market was stagnant, sales of electronic devices and fan motors, among products for the information and telecommunications equipment industry, showed a sharp decrease. On the other hand, sales of spindle motors for HDDs and of keyboards remained steady despite severe competition. As a result, net sales were 106,241 million yen, a modest decrease of 4.5% from the previous fiscal year.

<u>**Machinery components and Transportation equipment and components**</u>
As to machinery components, sales of fasteners, the main market of which is Japan, were sluggish. Sales of mechanical parts for the information and telecommunications equipment industry were steady. As to transportation equipment, the Kyoto Manufacturing Unit was closed in March 2002

and the Company ceased its production. As a result, net sales in both product lines were 11,188 million yen, a decrease of 16.7% from the previous fiscal year.

Special machinery and others

Special machinery mainly consists of equipment for the Japan's Self-Defense Agency. While the budget for the Agency decreased, sales were steady. Others mainly consist of production machinery, dies, etc. that are manufactured by the Company for its subsidiaries. Sales of others decreased as capital expenditures to reinforce production facilities decreased compared with the previous fiscal year. As a result, net sales were 23,636 million yen, a 28.3% decrease from the precious fiscal year.

2.Current Status of Capital Expending and Financing

With regard to capital investment, the Company made investment of 3,743 million yen in total, mainly to improve and streamline facilities of the Karuizawa, Fujisawa and Omori Manufacturing Units. The Company appropriated its own funds for this purpose.

3. Future Outlook and Tasks

Though inventory adjustments in the IT-related industry will be over and export environment will improve, employment situation and personal income are expected to deteriorate, and personal spending will continue to be sluggish. Overall, the Japanese economy is expected to remain hard-pressed for some while.

On the other hand, overseas economies, particularly in the U.S. and Asian countries, are expected to be on a slow recovery trend with inventory adjustments in the IT-related industry being almost over.

Under such business environment, the Company, by attaining the following tasks, aims to improve the profitability and increase the value as a corporate entity and thereby to be the world's top manufacturer of high precision components:

① To further reinforce and expand our operations for bearings and bearing-related products;

② To build our operations in the area of precision small motors and other rotary components, such as spindle motors (including those with fluid dynamic bearings) and fan motors, until they are similar in scale to our bearings operations; and

③ To increase the ratio of high-value-added products in our lineup, and to expand our product line in order to meet a wider range of market needs.

We look forward to the continued support and guidance of our shareholders.

4. Records of Business Performance and Changes in Financial Position

(Unit: millions of yen unless otherwise noted)

	Fiscal year 1999 (4/98 – 3/99)	Fiscal year 2000 (4/99 – 3/00)	Fiscal year 2001 (4/00 – 3/01)	Fiscal year 2002 (4/01 – 3/02)
Net Sales	198,304	183,576	197,675	175,218
Ordinary income	18,065	11,062	12,127	10,033
Net income (or loss)	11,123	(19,597)	3,947	4,351
Net income (or loss) per share (yen)	27.97	(49.18)	9.89	10.90
Total assets	408,844	381,930	380,800	376,880
Shareholders' equity	195,600	180,344	180,559	181,222

Notes: 1. Amounts less than one million yen are omitted.

2. Net income (or loss) per share is calculated on the basis of the average number of issued shares during the relevant fiscal year.
Net income or loss per share was calculated by including treasury stocks up to fiscal year 2001 but is calculated by excluding treasury stocks from fiscal year 2002.

II. Overview of the Company (as of March 31, 2002)

1. Main business lines

Classification	Products
Bearings	Miniature ball bearings, small-sized ball bearings, rod-end and spherical bearings, etc.
Electronics devices and components	Small precision motors, fan motors, strain gauges, transducers, keyboards, speakers, transformers, switching power supplies, hybrid integrated circuits, hard and soft ferrites, FDD subassemblies, inductors, etc.
Machinery components	Automotive and aerospace fasteners, tape guides, pivot assemblies, and gears
Special machinery and others	Aerospace and defense-related equipment, dies, machinery, jigs and tools, etc.

2. Overview of Shares

(1) Total number of shares authorized: 1,000,000,000 shares
(2) Number of shares issued: 399,167,695 shares
(3) Number of shareholders: 21,199

(4) Major shareholders:

Name of shareholders	Investment in the company		Our investment in the shareholder	
	Number of shares (thousands)	Sharehold-ing ratio (%)	Number of shares (thousands)	Sharehold-ing ratio (%)
The Mitsubishi Trust & Banking Corporation (Trust account)	22,649	5.67	—	—
Keiaisha Co., Ltd.	20,000	5.01	1,183	10.03
State Street Bank and Trust Co.	19,498	4.88	—	—
Japan Trustee Service Bank, Ltd. (Trust account)	13,452	3.37	—	—
The Sumitomo Trust & Banking Co., Ltd.	12,530	3.14	2,100	0.13
Shinsei Bank, Ltd.	12,501	3.13	—	—
Takahashi Industrial and Economic Research Foundation	12,347	3.09	—	—
UFJ Trust Bank Limited (Trust account A)	10,200	2.56	—	—
Sumitomo Mitsui Banking Corporation	10,000	2.51	1,417	0.02
The Bank of Tokyo-Mitsubishi, Ltd.	8,661	2.17	(Notes 1) —	—

Notes: 1. The Company holds 2,705 shares in Mitsubishi Tokyo Financial Group, Inc.

2. On April 12, 2002 (the reporting obligation arose on March 31, 2002), Goldman Sachs International and five other joint holders, through Goldman Sachs (Japan) Corp., filed a substantial shareholding report with the Director of the Kanto Finance Bureau. However, this shareholding is not included in the above table because the Company is not able to confirm the number of shares beneficially owned by them as of the end of this fiscal year (March 31, 2002).

The contents of the said substantial shareholding report are as follows:

Name of substantial shareholders: Goldman Sachs International and five other joint holders

Number of shares held: 24,795 thousand shares

Shareholding ratio: 6.15%

(Number of shares held and shareholding ratio include number of latent shares held.)

3. Acquisition, disposal, etc. and holding of treasury shares

(1) Treasury stocks as at the end of the previous fiscal year
Common stock: 591 shares

(2) Treasury stocks acquired
Acquisition due to purchase of shares falling short of a full unit of shares
Common stock: 12,983 shares
Total acquisition price: 9,562 thousand yen

(3) Treasury stocks disposed of
Common stock: 5,000 shares
Total disposal price: 3,950 thousand yen

(4) Treasury stocks as at the end of this fiscal year
Common stock: 8,574 shares

4. Employees

Classification	Number of employees	Increase (decrease) from the end of the previous year	Average age	Average of working years
Male	2,064	(107)	39.0	15.8
Female	498	(23)	30.8	9.7
Total or average	2,562	(130)	37.5	14.6

5. Major lenders

Lenders	Outstanding borrowing (millions of yen)	Shares held by lender	
		Number of shares (thousands)	Shareholding ratio (%)
The Sumitomo Trust & Banking Co., Ltd.	9,400	12,530	3.14
The Bank of Tokyo-Mitsubishi, Ltd.	8,500	8,661	2.17
Sumitomo Mitsui Banking Corporation	8,500	10,000	2.51
UFJ Bank Limited	7,600	4,101	1.03

6. Principal consolidation

(1) Principal subsidiaries

Name	Paid-in capital	Shareholding ratio	Main business lines
Minebea Technologies Pte. Ltd.	7,000 thousand Singapore dollars	100.0% (100.0%)	Sales of bearings, electronics devices and others
NMB Thai Ltd.	1,200,000 thousand Thai Bahts	100.0%	Manufacture and sales of bearings
Minebea Thai Ltd.	8,381,818 thousand Thai Bahts	100.0%	Manufacture and sales of keyboards, motors and others
NMB Hi-Tech Bearings Ltd.	1,000,000 thousand Thai Bahts	100.0%	Manufacture and sales of bearings
Minebea Electronics (Thailand) Co., Ltd.	1,563,545 thousand Thai Bahts	100.0% (27.7%)	Manufacture and sales of electronic devices and components
Power Electronics of Minebea Co., Ltd.	1,610,000 thousand Thai Bahts	100.0% (13.9%)	Manufacture and sales of electronics devices and components
NMB (USA) Inc.	311,093 thousand US dollars	100.0%	Holding company
NMB Technologies Corporation	6,800 thousand US dollars	100.0% (100.0%)	Sales of bearings, electronics devices and others
New Hampshire Ball Bearings, Inc.	94,000 thousand US dollars	100.0% (100.0%)	Manufacture and sales of bearings

Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	190,060 thousand US dollars	100.0%	Manufacture and sales of bearings and electronics devices

Note: Figures in parentheses indicate the ratios of indirect ownership.

(2) Developments in consolidation

Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. merged its consolidated subsidiaries, Shanghai Minebea Precision Electronics Limited (100%-owned) and Shanghai Minebea Machines Limited (100%-owned), on December 1, 2001.

As a result, this company's paid-in capital increased to 190,060 thousand US dollars.

(3) Results of consolidation

The number of consolidated subsidiaries is 48, and the number of affiliates, to which the equity method for consolidation is applied, is 2.

Consolidated sales and consolidated net income for this fiscal year were 279,344 million yen and 5,298 million yen, respectively.

7. Major offices and plants

Name	Location
Head Office / Karuizawa Manufacturing Unit	Nagano Prefecture
Tokyo Head Office	Tokyo
Hamamatsu Manufacturing Unit	Shizuoka Prefecture
Fujisawa Manufacturing Unit	Kanagawa Prefecture
Omori Manufacturing Unit	Tokyo
Matsuida Factory	Gunma Prefecture
Saku Factory	Nagano Prefecture

Notes: The Kyoto Manufacturing Unit was closed on March 31, 2002.

8. Directors and Corporate Auditors

Title	Name	Responsibilities or principal occupation
President and Representative Director	Tsugio Yamamoto	
Senior Managing Director	Masahito Saigusa	Member, Tokyo Office Administration Executive Council; in charge of general administration; Chairman, Business Reform Committee
Senior Managing Director	Yoshihisa Kainuma	Member, Tokyo Office Administration Executive Council; in charge of personnel & general affairs, logistics and materials; Member, Business Reform Committee
Senior Managing Director	Takayuki Yamagishi	General Manager, 2nd Manufacturing Headquarters; General Manager, Hamamatsu Manufacturing Unit; in charge of R&D Headquarters; Member, Business Reform Committee
Senior Managing Director	Rikuro Obara	General Manager, 1st Manufacturing Headquaters; General Manager, Karuizawa Manufacturing Unit; in charge of R&D Headquarters; Member, Business Reform Committee

Senior Managing Director	Ryusuke Mizukami	Member, Tokyo Office Administration Executive Council; in charge of corporate planning, business administration and information systems; in charge of environment control; in charge of R&D Headquarters; Member, Business Reform Committee
Senior Managing Director	Kenji Senoue	Member, Tokyo Office Administration Executive Council; in charge of business strategy; Member, Business Reform Committee
Senior Managing Director	Tosei Takenaka	In charge of Asian Region Operations
Managing Director	Takashi Yamaguchi	Member, Tokyo Office Administration Executive Council; in charge of finance; Member, Business Reform Committee
Managing Director	Tomihiro Maruta	General Manager, Fujisawa Manufacturing Unit
Managing Director	Koichi Dosho	General Manager, Sales Headquarters; General Manager, U.S. and European Regional Sales Headquarters; General Manager, European Region Operations; in charge of R&D Headquarters; Member, Business Reform Committee
Director	Sadao Sawamura	General Manager, Information Systems Dep't.; Secretary, Business Reform Committee
Director	Akihiro Hirao	General Manager, Omori Manufacturing Unit; in charge of Engineering Management Office; General Manager, Engineering Management Office
Director	Sadahiko Oki	In charge of accounting; General Manager, Accounting Dep't.; General Manager, Internal Auditing Office
Director	Takuya Naka	In charge of legal; General Manager, Legal Dep't.; General Manager, Patent Administration Office; in charge of R&D Headquarters
Director	Yukio Shimizu	Deputy General Manager, Sales Headquarters (in charge of Japan & Asian region); General Manager, Japan & Asian Regional SalesHeadquarters
Director	Masayoshi Yamanaka	In charge of North & South American Region Operations
Director	Shunji Mase	General Manager, Personnel & General Affairs Dep't.; Secretary, Tokyo Office Administration Executive Council; Secretary, Business Reform Committee
Director	Hiroharu Katogi	In charge of business administration; Secretary, Business Reform Committee
Director	Masamitsu Osada	General Manager, Mechatronics Division
Director	Susumu Fujisawa	In charge of China Operations

Director	Akio Okamiya	General Manager, Karuizawa Manufacturing Unit R&D Center; General Manager in charge of Chemical Integration Laboratory
Director	Atsushi Matsuoka	President and Representative Director, Keiaisha Co., Ltd.
Director	Chanchai Leetavorn	Chairman, Asia Credit Pcl.
Director	Tomeshiro Takeuchi	Senior Managing Director, Keiaisha Co., Ltd.
Corporate Auditor (Standing)	Shinichi Mori	
Corporate Auditor (Standing)	Yoshinori Amano	
Corporate Auditor	Mitsuo Ichikawa	Senior Managing Director, Keiaisha Co., Ltd.
Corporate Auditor	Toshiro Uchida	Certified Public Tax Accountant

Notes: 1. Messrs. Tosei Takenaka and Akio Okamiya were newly elected as Directors at the 55th Ordinary General Meeting of Shareholders held on June 28, 2001.

2. Messrs. Mitsuo Ichikawa and Toshiro Uchida are external Corporate Auditors as provided in paragraph 1 of Article 18 of the Law For Special Exceptions to the Commercial Code concerning to Audit etc., of Corporations.

Balance Sheet
(as of March 31, 2002)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**136,349**
Cash and cash equivalents	4,421
Notes receivable	1,952
Accounts receivable – trade	41,533
Purchased goods	4,701
Finished goods	1,687
Raw materials	2,020
Work in process	2,814
Supplies	152
Prepaid expenses	407
Short-term loans receivable from subsidiaries	64,632
Accounts receivable – other	6,982
Deferred tax assets	3,641
Others	1,635
Allowance for doubtful receivable	(233)
Fixed Assets	**240,513**
Tangible fixed assets	**33,435**
Buildings	12,062
Structures	597
Machinery and equipment	6,680
Vehicles	7
Tools, furniture and fixtures	2,329
Land	11,067
Construction in progress	689
Intangible fixed assets	**844**
Leasehold rights and other intangibles	844
Investments and other assets	**206,233**
Investments in securities	5,497
Investment securities in subsidiaries	156,804
Investments in partnerships	0
Investments in partnerships with subsidiaries	27,608
Long-term loans receivable	18
Long-term loans receivable from subsidiaries	7,425
Long-term deferred tax assets	10,862
Others	1,719
Allowance for doubtful receivables	(3,705)
Deferred Assets	**17**
Bond issuance expenses	17
Total Assets	**376,880**

Note: Amounts less than one million yen are omitted.

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**124,025**
Notes payable	3,986
Accounts payable – trade	28,820
Short-term loans payable	39,875
Current portion of long-term loans payable	27,700
Current portion of convertible bonds	13,823
Accounts payable – other	5,290
Accrued income taxes	65
Accrued expenses	866
Accrued bonuses	2,090
Notes payable for equipment	470
Others	1,036
Long-term Liabilities	**71,632**
Bonds	35,000
Convertible bonds	27,080
Bonds with warrant	4,000
Long-term loans payable	5,500
Allowance for retirement benefits	52
Total Liabilities	**195,657**
Shareholders' Equity	
Common Stock	**68,258**
Legal Reserves	**96,841**
Capital reserve	94,756
Earned surplus	2,085
Retained Earnings	**17,847**
Voluntary reserve	10,000
General reserve	10,000
Unappropriated retained earnings	7,847
[Current net income]	[4,351]
Difference on revaluation of Other Marketable Securities	**(1,718)**
Treasury Stock	**(6)**
Total Shareholders' Equity	**181,222**
Total Liabilities and Shareholders' Equity	**376,880**

Profit and Loss Statement
(From April 1, 2001 through March 31, 2002)

(Unit: millions of yen)

Item			Amount	
Ordinary Income and Expenses	**Operating income and expenses**	**Operating income**		**175,218**
		Net Sales	175,218	
		Operating expenses		**173,369**
		Cost of sales	150,915	
		Selling, general and administrative expenses	22,454	
		Operating income		**1,848**
	Other income and expenses	**Other income**		**11,530**
		Interest income	942	
		Dividends received	9,828	
		Rent income on fixed assets	487	
		Others	271	
		Other expenses		**3,345**
		Interest and discount charges	1,455	
		Interest on bonds	1,270	
		Foreign currency exchange loss	187	
		Others	431	
	Ordinary income			**10,033**
Extraordinary Income and Loss		**Extraordinary income**		**2,192**
		Gain from discharge of debts	682	
		Gain on sales of fixed assets	365	
		Gain on sales of investments securities in subsidiaries	250	
		Reversal of allowance for doubtful receivables	398	
		Reversal of allowance for loss on the liquidation of the automotive wheel business	496	
		Extraordinary loss		**3,969**
		Loss on disposal of inventories	965	
		Loss on sales of fixed assets	209	
		Loss on sales of investments in securities	6	
		Loss on revaluation of investments in securities	1,466	
		Allowance for doubtful receivables	292	
		Loss on revaluation of investments securities in subsidiaries	527	
		Loss on liquidation of affiliated companies	7	
		Retirement benefit expense	494	
Income before Income Taxes				**8,257**
Income taxes (including enterprise tax)				801
Adjustment of income taxes				3,104
Total income taxes				3,905
Net Income				**4,351**
Retained earnings brought forward from the previous period				3,495
Unappropriated Retained Earnings at End of Year				**7,847**

Note: Amounts less than one million yen are omitted.

Notes to the Balance Sheet and Profit and Loss Statement

1. Significant Accounting Policies

(1) Standards and method of valuation of securities

Shares in subsidiaries and affiliates: Stated at cost as determined by the moving average method.

Other securities:

Securities with market value: Stated at market value based on the market price, etc. as of the fiscal year-end (the evaluation balances are calculated by the total direct capitalization method and the cost of sales is calculated by the moving average method).

Securities without market value: Stated at cost as determined by the moving average method.

(2) Standards and method of valuation of inventories

Purchased goods:	Stated at cost as determined by the moving average method.
Finished goods:	Stated at cost as determined by the moving average method.
Raw materials:	Stated at cost as determined by the moving average method in respect of materials for bearings, fasteners, measuring equipment, motors and special machinery equipment.
Work in process:	Stated at cost as determined by the moving average method in respect of bearings, fasteners and motors. Stated at cost as determined respectively in respect of measuring equipment, special motors and special machinery equipment.
Supplies:	Stated at cost as determined by the moving average method in respect of expendables for manufacturing bearings, fasteners, measuring equipment, motors and special machinery equipment.

(3) Method of depreciation of fixed assets

Tangible fixed assets:	Declining balance method. However, a depreciable asset of small value (the acquisition value of which is 100,000 yen or more but less than 200,000 yen) is depreciated equally each year over three years.
Intangible fixed assets:	Straight line method. However, for software (used by the company), the straight line method on the basis of the estimated usable period (5 years) established within the Company is used.

(4) Method of accounting of deferred assets

Bond issuance expense:	Amortized equally each year over three years pursuant to the Commercial Code.

Other items are charged to expense as incurred.

(5) Standards of accounting of allowances

Allowance for doubtful receivables:

To provide against loss on bad debts, the estimated uncollectible amounts are shown, with respect to receivables in general, based on the actual uncollectibility ratios and, with respect to specific doubtful receivables, through individual consideration of collectibility.

Accrued bonuses:	To provide against payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment.

Retirement allowance reserve:

To provide against payment of retirement allowance to employees, the amount that is recognized to have accrued at the fiscal year-end is shown on the basis of the estimated amounts of the retirement allowance liabilities and pension funds as of the fiscal year-end.
With respect to the difference at the time of the change of the accounting principles (2,474 million yen), the amount obtained by five-year proration is shown as "expense for retirement allowance" in Extraordinary Loss.
The difference resulting from mathematical calculations is recorded as expense on a straight-line basis for a certain period (five years) starting from the year following the year in which such difference arose.

(6) Standards of conversion of accounts receivable or payable in a foreign currency into yen amounts

Accounts receivable and accounts payable in a foreign currency are converted into yen amounts at spot exchange rates at the fiscal year-end. Conversion loss or income is recorded as expense or income, respectively.

(7) Method of accounting of important lease transactions

Financial lease transactions other than those in which the ownership of a leased asset is considered to be transferred to the lessee, is accounted for in the same manner as ordinary lease transactions.

(8) Method of important hedging accounting

Accounts receivable and accounts payable in a foreign currency hedged by foreign exchange contracts, etc., are treated with hedging designation.
Foreign exchange contracts are utilized by the Finance Department for hedging foreign exchange risks involving import and export transactions.
When a foreign exchange contract is entered into, it is allocated to a particular transaction in the same amount of the foreign currency and due on the same date in accordance with the risk management policy. Therefore, the correlation with subsequent changes in the exchange rates is completely ensured.

(9) Other significant matters for preparation of financial statements

① Consumption taxes and other related tax are excluded from revenues and purchases of the Company.

② Accounting of notes matured at fiscal year-end: Notes matured at the fiscal year-end are settled on the relevant clearing day.
Because the fiscal year-end was a bank holiday, notes matured thereat are included in the following items:

Notes receivable:	18 million yen
Notes payable:	1,085 million yen
Notes payable for facilities:	93 million yen

2. Treasury Stocks

"Treasury Stocks" had been accounted for in the balance sheet as current assets up to the previous fiscal year but, due to an amendment to the "Regulation concerning Balance Sheets, Profit and Loss Statements, Business Reports and Supplementary Statements of Corporations", was accounted for, from this fiscal year, as "treasury stocks" at the end of Shareholders' Equity as a deduction item to the shareholders' equity. As a result of this change, Current Assets decreased by 6 million yen, compared with the figure under the former accounting method.

3. Receivables from and payable to subsidiaries

Short-term receivables:	29,002 million yen
(excluding short-term loan receivables from subsidiaries)	
Short-term payable:	25,893 million yen

4. Accumulated depreciation of tangible fixed assets

47,175 million yen

5. In addition to the fixed assets listed in the Balance Sheet, the Company uses computers, etc. on lease.

6. Important assets and liabilities in foreign currencies

Accounts receivable-trade: 17,795 million yen
(Primarily composed of: 120,709 thousand US dollars, 13,284 thousand Euros)

Investment securities in subsidiaries: 154,207 million yen
(Primarily composed of: 308,248 thousand US dollars, 87,000 thousand Singapore dollars, 15,738,296 thousand Bahts, 43,700 thousand Sterling pounds, 23,854 thousand Malaysia ringgit)

Investments in partnerships with subsidiaries: 27,608 million yen
(Composed of: 190,060 thousand US dollars, 30,102 thousand Euros)

Accounts payable-table: 16,261 million yen
(Primarily composed of: 112,482 thousand US dollars, 10,329 thousand Euros)

7. Guarantees

47,076 million yen

8. Outstanding balance and exercise price of the subscription warrants are as follows:

4th Series Unsecured Bonds with Warrants
Outstanding amount: 4,000 million yen
Exercise price: 1,350 yen

9. Net income per share

10.90 yen

10. Sales to subsidiaries

93,571 million yen

11. Purchase from subsidiaries

131,657 million yen

12. Amount of non-operating transactions with subsidiaries

14,636 million yen

13. Total amount of research and development expenses

The research and development expenses included in the general administrative expenses and the manufacturing cost for the period under review were 7,541 million yen.

14. Tax effect accounting

(1) Breakdown by cause of the deferred tax assets and the long-term deferred tax assets:

Excess over the maximum tax-deductible amount of accrued bonuses	558 million yen
Excess over the maximum tax-deductible amount of accrued retirement allowance	28
Evaluation loss on investment securities	301
Evaluation loss on shares in subsidiaries	211
Loss on the liquidation of affiliates	3,646
Excess over the maximum tax-deductible amount of allowance for doubtful receivables	1,473
Loss carried forward	7,097
Difference on revaluation of the marketable securities	1,145
Others	44
Total deferred tax assets	14,503

(2) Breakdown by cause of the difference between the applicable legal effective tax rate and the actual rate of corporate income tax, etc. after tax effect accounting:

Legal effective tax rate	40.0%
(Adjustment)	
Non-tax deductible item such as entertainment expense	0.7
Taxation on per capita basis of inhabitant tax, etc.	0.4
Withholding taxes, etc.	5.9
Others	0.3
Actual rate of corporate income tax, etc. after tax effect accounting	47.3

15. Retirement allowance accounting

(1) Retirement allowance plan adopted by the company

The company has fully adopted a qualified retirement pension plan to provide against retirement payments to employees.

(2) Substance of retirement allowance liabilities

① Retirement allowance liabilities and their breakdown:

(a)	Retirement allowance liabilities	8,402 million yen
(b)	Pension assets	5,991
(c)	Balance (a – b)	2,411
(d)	Untreated amount of the difference at the time of the change of the accounting principle	1,484
(e)	Unrecognized difference of mathematical calculations	1,156
(f)	Balance (c – d - e)	(229)
(g)	Prepaid pension expenses	229
(h)	Allowance for retirement benefit (f – g)	(Note)

Note: On the Balance Sheet, a 52 million yen excess over the retirement allowance reserve resulting from the transition to the qualified pension plan in the previous years is included in the "Allowance for retirement benefit ".

② Breakdown of expense for retirement allowance:

Service expense	496 million yen
Interest expense	240
Expected investment income	168

Difference treated as expense at the time of the change of the accounting principle 494

Difference of mathematical calculations treated as expense 116

Extra retirement money paid extraordinarily 542

(This was accounted for as loss on the liquidation of the wheel business in the previous fiscal year.)

(3) Calculation basis for retirement allowance liabilities

Discount rate	3.0%
Expected investment income rate	3.0%
Method of periodic allocation of expected retirement allowance amounts	Periodic fixed standard
Number of years required for the treatment of the difference of mathematical calculations	5 years (From the following period, it is charged to expense by the straight-line method.)
Number of years required for the treatment of the difference resulting from the accounting change	5 years (A prorated amount is recorded as extraordinary loss.)

Proposed Appropriation of Unappropriated Retained Earnings

(Unit: yen)

Item	Amount	
I. **Unappropriated retained earnings**		**7,847,605,836**
II. The above amount is appropriated as follows:		
Dividends (7 yen per share)	2,794,113,847	
Bonuses to directors and corporate auditors	66,550,000	
(Bonuses to corporate auditors)	(3,600,000)	
Voluntary reserve	1,500,000,000	
General reserve	1,500,000,000	4,360,663,847
III. **Retained earnings carried forward to the next period**		**3,486,941,989**

Certified Copy of the Report of the Independent Auditors

AUDIT REPORT

May 10, 2002

To: Mr. Tsugio Yamamoto
President and Representative Director
Minebea Co., Ltd.

Shin Nihon & Co.

Chikara Kanzawa (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

Hiroshi Saito (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

Kiyokazu Tashiro (seal)
Representative Partner and Partner in Charge,
Certified Public Accountant

We have examined the Balance Sheet, the Profit and Loss Statement, the Business Report (limited only to the part relating to accounting), the Proposed Appropriation of Unappropriated Retained Earnings and the supplementary statements (limited only to the part relating to accounting) of MINEBEA CO., LTD. for the 56th fiscal year from April 1, 2001 to March 31, 2002, pursuant to Article 2 of the Law For Special Exceptions to the Commercial Code Concerning Audit etc., of Corporations. The part relating to accounting of the Business Report and the supplementary statements which have been audited is the portion based on the accounting books and records of the matters set out therein.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing procedures included auditing procedures of certain subsidiaries that we considered to be necessary.

As a result of the audit, we are of the opinion that:

(1) The Balance Sheet and the Profit and Loss Statement fairly present the financial position of the Company and the results of its operations in conformity with laws and ordinances and the Article of Incorporation of the Company;

(2) The Business Report (limited only to the part related to accounting) properly describes the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(3) The Proposed Appropriation of Unappropriated Retained Earnings is in conformity with laws and ordinances and the Articles of Incorporation of the Company; and

(4) There is no matter to be pointed out concerning the supplementary statements (limited only to the part related to accounting) according to the Commercial Code.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

Note: Century Ota Showa & Co., the Company's independent auditors, changed its name on July 1, 2001 to Shin Nihon & Co.

AUDIT REPORT

May 13, 2002

To: Mr. Tsugio Yamamoto
President and Representative Director
Minebea Co., Ltd.

Board of Corporate Auditors of Minebea Co., Ltd.

Shinichi Mori (seal)
Corporate Auditor (Standing)

Yoshinori Amano (seal)
Corporate Auditor (Standing)

Mitsuo Ichikawa (seal)
Corporate Auditor

Toshiro Uchida (seal)
Corporate Auditor

We, the Board of Corporate Auditors, have prepared this Audit Report by mutual consultation among ourselves following the report presented by each of the Corporate Auditors on their auditing method and the results of such audit with respect to performance of duties by the Directors during the 56th fiscal period from April 1, 2001 to March 31, 2002, and our report is hereby made as follows:

1. Overview of the audit method by the Corporate Auditors

Each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors and others about business activities, reviewed documents for important decisions, etc., investigated the condition of business activities and assets of the Company at its head office and principal business offices and, when necessary, asked for business reports from subsidiaries, in accordance with the auditing policy and allocation of responsibilities, etc., as stipulated by the Board of Corporate Auditors.

In addition, we received reports and explanations from the independent auditors of the Company, and reviewed the financial statements and supplementary statements.

In addition to the above auditing methods, we, when necessary, asked for reports from Directors and others and closely examined the transactions in connection with Directors' competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury stocks, and other matters.

2. Results of Audit

(1) We certify that the auditing method of Shin Nihon & Co. and the results of their audit are proper and correct.

(2) We certify that the Business Report fairly presents the situation of the Company in conformity with laws and ordinances and the Articles of Incorporation.

(3) We find no matter to be pointed out with respect to the Proposed Appropriation of Unappropriated Retained Earnings in light of the condition of the company's assets and other circumstances.

(4) The supplementary statements fairly present the matters to be described, and we find no matter to be pointed out about them.

(5) We find no unfair act or material fact in violation of laws and ordinances or the Articles of Incorporation with respect to the performance of duties by the Directors.

Further, we find no violation of duties by Directors with respect to their competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury shares, and other matters.

Note: Corporate Auditors Mitsuo Ichikawa and Toshiro Uchida are external corporate auditors as stipulated in Section 1 of Article 18 of the Law For Special Exceptions to the Commercial Code Concerning to Audit etc., of Corporations.

Reference Matters Relating to the Exercise of Shareholders' Voting Rights

1. Number of voting rights held by the shareholders:

398,096 rights.

2. Proposals and related matters:

First Proposal:

Approval of the proposed appropriation of unappropriated retained earnings for the 56th Business Term.

The details of the proposal are indicated on page 18 of the attachment.

Our policy concerning the appropriation of unappropriated retained earnings is that unappropriated retained earnings should be properly appropriated in consideration of the payment of dividends to shareholders, strengthening the Company's corporate structure, future business developments, and other related matters.

The payment of a dividend of 7 yen per share is proposed for the 56th Business Term.

Second Proposal:

Partial revision of the Articles of Incorporation.

1. Reasons for the revision

(1) On October 1, 2001, the Law Partially Amending the Commercial Code (Law No. 79 of 2001) came into force. Under this law, several reforms have been made, such as the abolishment of par-value shares and the creation of a new unit share (*tangen kabu*) system. Pursuant to the provisions of this law, each company's articles of incorporation are deemed to have been revised to the effect that the number of shares comprising one former unit shall be the number of shares comprising one new unit and that the company shall not issue any fractional shares of less than one new unit. This proposal is to effect the modifications required in conjunction with the coming into force of the above law, and to refine some other provisions of the Articles of Incorporation. The scope of proposed revision covers the above-mentioned deemed modifications, as well as the deletion of the provisions regarding the par-value share, and the modification of the provisions regarding the quorum for a resolution electing a Director or Corporate Auditor.

(2) On April 1, 2002, the Law Partially Amending the Commercial Code (Law No. 128 of 2001) came into force. Under this law, some reforms have been made, such as the newly established permissibility of company documents prepared in an electromagnetic manner. In conjunction with this legal reform, this proposal is to refine the relevant provisions of the Articles of Incorporation, such as authorizing the Company to prepare company documents in the form of an electromagnetic record.

(3) On May 1, 2002, the Law Partially Amending the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit etc. of Corporations (Law No. 149 of 2001) came into force. By this law, the term of office of a corporate auditor has been extended to four years. In conjunction with this legal reform, this proposal is to modify the provisions regarding the term of office of a Corporate Auditor of the Company. The term of office of the currently incumbent Corporate Auditors will not be changed.

2. Substance of the revision

The substance of the revision is as shown below.

(Underlines indicate the revised text.)

Present Articles of Incorporation	Proposed Revision
CHAPTER II SHARES	CHAPTER II SHARES
Article 6. (Par Value of Shares and Number of Shares Constituting One Unit of Shares)	Article 6. (Number of Shares Constituting One Unit of Shares; Non-issuance of a Share Certificate Representing Shares of Less Than One Unit)
The par value of par value shares to be issued by the Company shall be fifty yen (¥50) per share.	(Deleted)
One thousand (1,000) shares of the Company shall constitute one unit of shares *.	One thousand (1,000) shares of the Company shall constitute one unit of shares *.
(New)	The Company will not issue a share certificate representing any number of shares of less than one unit (hereinafter referred to as "less-than-one-unit shares").
Article 7. (Transfer Agent)	Article 7. (Transfer Agent)
The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors.	The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors.
The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indication of trust property, delivery of share certificates, receipt of notifications, handling of demand compelling purchase of shares falling short of one unit of shares, and other business connected with the shares shall be handled by the transfer agent and not by the Company.	The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indication of trust property, delivery of share certificates, receipt of notifications, handling of demand compelling purchase of less-than-one-unit shares, and other business connected with the shares shall be handled by the transfer agent and not by the Company
Article 8. (Share Handling Regulation)	Article 8. (Share Handling Regulation)
The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling of demand compelling purchase of shares falling short of one unit* of shares, and other business connected with the shares shall be in accordance with the share handling regulation as established by the Board of Directors.	The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling of demand compelling purchase of shares falling short of one unit* of shares, and other business connected with the shares shall be in accordance with the share handling regulation as established by the Board of Directors.
Article 9. (Record Date)	Article 9. (Record Date)
Shareholders entered on the register of shareholders (including beneficial shareholders entered on the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts.	Shareholders entered on or recorded in the register of shareholders (including beneficial shareholders entered on or recorded in the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts.

In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on the register of shareholders as of a specified date be those entitled to exercise their rights.	In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on or recorded in the register of shareholders as of a specified date be those entitled to exercise their rights.
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS
Article 12. (Exercise of Voting Rights by Proxy)	Article 12. (Exercise of Voting Rights by Proxy)
A shareholder may exercise his voting right through a proxy who is a shareholder of the Company entitled to vote; provided, however, that the proxy shall file with the Company a document establishing his power of representation.	A shareholder may exercise his voting right through a proxy who is a shareholder of the Company entitled to vote; provided, however, that the shareholder or the proxy shall file with the Company a document establishing his power of representation.
CHAPTER VI DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER VI DIRECTORS AND THE BOARD OF DIRECTORS
Article 15. (Election of Directors)	Article 15. (Election of Directors)
Directors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the issued shares.	Directors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the voting rights.
No cumulative voting shall be used for the election of Directors.	No cumulative voting shall be used for the election of Directors.
CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
Article 25. (Election of Corporate Auditors)	Article 25. (Election of Corporate Auditors)
Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the issued shares.	Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the voting rights.
Article 26. (Term of Office of Corporate Auditors)	Article 26. (Term of Office of Corporate Auditors)
The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts within three (3) years after their assumption of office.	The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts within four (4) years after their assumption of office.
The term of office of a Corporate Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retiring Corporate Auditor.	The term of office of a Corporate Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retiring Corporate Auditor.
CHAPTER VI ACCOUNTS	CHAPTER VI ACCOUNTS
Article 33. (Dividends)	Article 33. (Dividends)
Dividends shall be paid to the shareholders or registered pledgees entered on the register of shareholders as of each date for the settlement of accounts.	Dividends shall be paid to the shareholders or registered pledgees entered on or recorded in the register of shareholders as of each date for the settlement of accounts.

The first payment of dividends on the shares issued upon conversion of convertible notes or bonds shall be made as if the conversion had been made at the end of the business year immediately preceding the business year during which the conversion was actually made. However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company.	The first payment of dividends on the shares issued upon conversion of convertible notes or bonds shall be made as if the conversion had been made at the end of the business year immediately preceding the business year during which the conversion was actually made. However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company.

(*) The amendment to the Japanese Commercial Code from the old unit (*tan-i*) share system to the new unit (*tangen*) share system loosened restrictions on the number of shares which can comprise one unit. However, in the English text of the Articles of Incorporation, the modification from the old unit to the new unit need not be reflected.

(For reference)

The consolidated financial statements for this fiscal year are as follows:

Consolidated Balance Sheet
(as of March 31, 2002)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**131,548**
Cash and cash equivalents	13,952
Notes and accounts receivable	51,281
Inventories	49,887
Deferred tax assets	6,521
Others	10,406
Allowance for doubtful receivables	(501)
Fixed Assets	**218,471**
Tangible fixed assets	**183,437**
Building and structure	102,510
Machinery and transportation equipment	207,760
Tools, furniture and fixtures	49,725
Land	17,410
Construction in progress	1,351
Accumulated depreciation	(195,321)
Intangible fixed assets	**15,504**
Consolidation adjustments	14,594
Others	909
Investments and other assets	**19,528**
Investment in securities	5,730
Long-term loans receivable	268
Deferred tax assets	11,143
Others	2,609
Allowance for doubtful receivables	(223)
Deferred Assets	17
Total Assets	**350,037**

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**156,908**
Notes and accounts payable	26,115
Short-term loans payable	61,618
Current portion of long-term loans payable	28,019
Current portion of convertible bonds	13,823
Accrued income taxes	4,162
Accrued bonuses	3,524
Others	19,645
Long-term Liabilities	**80,301**
Bonds	35,000
Convertible bonds	27,080
Bonds with warrant	4,000
Long-term loans payable	13,132
Allowance for retirement benefit	208
Others	880
Total Liabilities	**237,209**
Minority Interest in Consolidated Subsidiaries	**95**
Shareholders' Equity	
Common Stock	**68,258**
Capital Reserve	**94,756**
Accumulated Surplus	**4,774**
Difference on Revaluation of Other Marketable Securities	**(1,718)**
Foreign Currency Translation Adjustments	**(53,333)**
Treasury Stock	**(6)**
Total Shareholders' Equity	**112,731**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**350,037**

Note: Amounts less than one million yen are omitted.

Consolidated Profit and Loss Statement
(From April 1, 2001 through March 31, 2002)

(Unit: millions of yen)

Item	Amount	
Net Sales		**279,344**
Costs of Sales		**206,060**
Gross Profit		**73,283**
Selling, General and Administrative Expenses		**51,311**
Operating Income		**21,972**
Other Income		
Interest income	586	
Dividends income	43	
Others	1,171	1,801
Other Expense		
Interest expenses	5,673	
Foreign currency exchange loss	827	
Equity loss of affiliates	21	
Others	1,256	7,778
Ordinary Income		**15,995**
Extraordinary Income		
Gain from discharge of debts	714	
Gain on sales of fixed assets	247	
Reversal of allowance for doubtful receivables	269	
Reversal of allowance for loss on the liquidation of the automotive wheel business	496	1,727
Extraordinarily Loss		
Loss on disposal of inventories	1,125	
Loss on sales of fixed assets	225	
Loss on disposal of fixed assets	386	
Loss on sales of investment in securities	6	
Loss on revaluation of investments securities	1,466	
Loss on liquidation of affiliates companies	937	
Retirement benefit expense	626	4,773
Income before Income Taxes		**12,948**
Income taxes (including enterprise tax)	4,918	
Adjustment of income taxes	2,711	7,629
Minority interest in earnings of consolidated subsidiaries		20
Net Income		**5,298**

Note: Amounts less than one million yen are omitted.

ROUTE MAP

Place:	1st floor of the new building of Asama Sunday House at 4106-282, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano Telephone: 0267-32-4022	
Traffic:	Shinano Line	From Miyota Station, approx. five minutes by car.
	Shinkansen bound for Nagano	From Karuizawa Station, approx. 25 minutes by car.
		From Sakudaira Station, approx. 20 minutes by car.



Entrance to Asama Sun Line
Mitsuya
Mitsuya-Hig
Maseguchi
National Road No.18
To Karuizawa
Kyu Nakasendo
To Naka Karuizawa
Shinano Line
Miyota-machi municipal office
Miyota station
Prefecture Road Saku, Karuizawa Line
Minebea Co., Ltd.
To Komoro
Entrance to Miyota station
Miyota Co., Ltd.
The site of the Ordinary General Meeting of Shareholders, Asama Sunday House
To Saku
Otaikita

June 27, 2002

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano
Minebea Co., Ltd.
Tsugio Yamamoto
President and Representative Director

Notice of the Resolutions Made at the 56th Ordinary General Meeting of Shareholders

We are pleased to notify our shareholders that the proposed items were presented and resolved as follows at Minebea's 56th Ordinary General Meeting of Shareholders ("the Meeting") held on June 27, 2002.

Matters reported:

The Balance Sheet as of March 31, 2002, the Business Report and the Profit and Loss Statement for the 56th Business Term (beginning April 1, 2001 and ending March 31, 2002) were reported at the Meeting.

Matters voted on and resolved:

First proposal:
Approval of the appropriation of unappropriated retained earnings for the 56th Business Term.

This first proposal was approved as originally proposed, and it was resolved that the amount of dividend be 7 yen per share.

Second proposal:
Partial revision of the Articles of Incorporation.

This second proposal was approved as originally proposed.

(Underlines indicate the revised text.)

Before Revision	After Revision
CHAPTER II SHARES	CHAPTER II SHARES
Article 6. <u>(Par Value of Shares and Number of Shares Constituting One Unit of Shares)</u>	Article 6. <u>(Number of Shares Constituting One Unit of Shares; Non-issuance of a Share Certificate Representing Shares of Less Than One Unit)</u>
<u>The par value of par value shares to be issued by the Company shall be fifty yen (¥50) per share.</u>	(Deleted)
One thousand (1,000) shares of the Company shall constitute <u>one unit of shares</u> *.	One thousand (1,000) shares of the Company shall constitute <u>one unit of shares</u> *.
(New)	<u>The Company will not issue a share certificate representing any number of shares of less than one unit (hereinafter referred to as "less-than-one-unit shares").</u>

Article 7. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indication of trust property, delivery of share certificates, receipt of notifications, handling of demand compelling purchase of <u>shares falling short of one unit of shares</u>, and other business connected with the shares shall be handled by the transfer agent and not by the Company.	Article 7. (Transfer Agent) The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors. The register of shareholders and the register of beneficial shareholders of the Company shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, registration of pledges, indication of trust property, delivery of share certificates, receipt of notifications, handling of demand compelling purchase of <u>less-than-one-unit shares</u>, and other business connected with the shares shall be handled by the transfer agent and not by the Company
Article 8. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling of demand compelling purchase of shares falling short of one <u>unit</u>* of shares, and other business connected with the shares shall be in accordance with the share handling regulation as established by the Board of Directors.	Article 8. (Share Handling Regulation) The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling of demand compelling purchase of shares falling short of one <u>unit</u>* of shares, and other business connected with the shares shall be in accordance with the share handling regulation as established by the Board of Directors.
Article 9. (Record Date) Shareholders entered on the register of shareholders (including beneficial shareholders entered on the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on the register of shareholders as of a specified date be those entitled to exercise their rights.	Article 9. (Record Date) Shareholders entered on <u>or recorded in</u> the register of shareholders (including beneficial shareholders entered on <u>or recorded in</u> the register of beneficial shareholders; hereinafter the same) as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts. In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on <u>or recorded in</u> the register of shareholders as of a specified date be those entitled to exercise their rights.
CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS
Article 12. (Exercise of Voting Rights by Proxy) A shareholder may exercise his voting right through a proxy who is a shareholder of the Company entitled to vote; provided, however, that the proxy shall file with the Company a document establishing his power of representation.	Article 12. (Exercise of Voting Rights by Proxy) A shareholder may exercise his voting right through a proxy who is a shareholder of the Company entitled to vote; provided, however, that <u>the shareholder or</u> the proxy shall file with the Company a document establishing his power of representation.

CHAPTER VI DIRECTORS AND THE BOARD OF DIRECTORS	CHAPTER VI DIRECTORS AND THE BOARD OF DIRECTORS
Article 15. (Election of Directors)	Article 15. (Election of Directors)
Directors shall be elected at a general meeting of shareholders attended by the shareholders <u>who hold shares representing one-third (1/3) or more of the total number of the issued shares</u>.	Directors shall be elected at a general meeting of shareholders attended by the shareholders <u>who hold shares representing one-third (1/3) or more of the total number of the voting rights</u>.
No cumulative voting shall be used for the election of Directors.	No cumulative voting shall be used for the election of Directors.
CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS
Article 25. (Election of Corporate Auditors)	Article 25. (Election of Corporate Auditors)
Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders <u>who hold shares representing one-third (1/3) or more of the total number of the issued shares</u>.	Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders <u>who hold shares representing one-third (1/3) or more of the total number of the voting rights</u>.
Article 26. (Term of Office of Corporate Auditors)	Article 26. (Term of Office of Corporate Auditors)
The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts <u>within three (3) years</u> after their assumption of office.	The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts <u>within four (4) years</u> after their assumption of office.
The term of office of a Corporate Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retiring Corporate Auditor.	The term of office of a Corporate Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retiring Corporate Auditor.
CHAPTER VI ACCOUNTS	CHAPTER VI ACCOUNTS
Article 33. (Dividends)	Article 33. (Dividends)
Dividends shall be paid to the shareholders or registered pledgees entered on the register of shareholders as of each date for the settlement of accounts.	Dividends shall be paid to the shareholders or registered pledgees entered on <u>or recorded in</u> the register of shareholders as of each date for the settlement of accounts.
The first payment of dividends on the shares issued upon conversion of convertible notes or bonds shall be made as if the conversion had been made at the end of the business year immediately preceding the business year during which the conversion was actually made.	The first payment of dividends on the shares issued upon conversion of convertible notes or bonds shall be made as if the conversion had been made at the end of the business year immediately preceding the business year during which the conversion was actually made.
However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company.	However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company.

(*) The amendment to the Japanese Commercial Code from the old unit (*tan-i*) share system to the new

unit (*tangen*) share system loosened restrictions on the number of shares which can comprise one unit. However, in the English text of the Articles of Incorporation, the modification from the old unit to the new unit need not be reflected.

Payment of dividend

The dividend for the 56th business term will be paid on and after June 28, 2002. The payment may be received either by postal transfer or by bank transfer.

For those who have chosen postal transfer, please receive your dividend at a post office by submitting the enclosed "Payment by Postal Transfer Form."

For those who have chosen bank transfer, please check the remittance of your dividend shown on the enclosed "Statement for Payment of Dividend for the 56th Business Term" and "Notice of Remittance to Your Bank Account."

OUTLINE OF FINANCIAL RESULTS
FOR THE FIRST QUARTER OF FY2003, ENDED JUNE 30,2002

August 8, 2002

Registered
Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)
Contact: Sadahiko Oki
Director-Accounting
Tel. (03) 5434-8611

Board of Directors' Meeting on the Consolidated Financial Results held on: August 8, 2002
Adoption of U.S. Accounting Standards : None

1. Business performance (April 1,2002 through June 30,2002)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
1st Quarter	72,367	–	6,031	–	4,524	–
FY2002	279,344	(2.7)	21,972	(33.4)	15,995	(35.3)

	Net income (millions of yen)	% Change	Net income per share(yen)	Fully diluted net income per share(yen)
1st Quarter	1,903	–	4.77	4.46
FY2002	5,298	(64.3)	13.27	12.60

(Notes) 1. Income or loss on investments for the first quarter on the equity method totaled income 3 million yen and (21) million yen in FY2002.
2. Weighted average number of shares outstanding during the respective years (consolidation):
399,154,295 shares at June 30,2002
399,165,043 shares at March 31,2002
3. Changes in accounting method: None
4. The current term being the first time for disclosing the first quarter business results, there are no figures for comparison at the same period last year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
1st Quarter	333,569	101,090	30.3	253.26
FY2002	350,037	112,731	32.2	282.42

(Notes) The number of shares outstanding at the end of the first quarter (consolidation) was 399,152,930 shares on June 30, 2002. (The number of shares outstanding at the end of the previous year was 399,159,121 shares.)

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
1st Quarter	7,812	(3,934)	(6,165)	11,241
FY2002	34,017	(24,346)	(8,317)	13,952

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................ 48 companies
Number of non-consolidated companies..................... None
Number of affiliated companies for equity method.... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 1 company Exclusion: 1 company
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for this fiscal year (April 1,2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Interim	142,000	7,300	3,600
Annual	288,000	18,500	10,000

(Reference) Projected net income per share(Annual): 25.05 yen
(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is

disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.
As for the assumptions used for these forecasts and other related items, please refer to page three and four of the documents attached hereunder.

(Reference)

1. Management Performances And Financial Position

(1) Overview of the First Quarter

①Results

During the first quarter of fiscal year 2003, ended June 30, 2002, Japan's economy showed a moderate recovery in production activity amid a turnaround in exports after the completion of inventory adjustments in IT products. The business environment, however, remained tough, as was witnessed mainly by continued declines in capital investment, employment, and personal income and consumption, as well as the rapid appreciation of the yen.

The United States economy continued to recover moderately, supported by stable personal consumption. Recently, however, concern for the economic recovery has been growing, due mainly to plunges in stock prices caused by corporate accounting scandals and other business factors. In Europe and Asia, too, the economies showed a gradual restoration, together with the recovery of the United States economy and the ending of inventory cutting in IT products.

The information and telecommunications equipment market—a key market segment for our products—was comparatively satisfactory, owing to the completion of their inventory adjustments and also to the gradual recovery of the world economy. Under these circumstances, we strove to increase production and sales, and also to reduce manufacturing and other costs. As a result, on net sales of 72,367 million yen for the first quarter, operating income was 6,031 million yen, and ordinary income was 4,524 million yen. Also, net income was 1,903 million yen, primarily by posting 1,096 million yen in the adjustments of income taxes in accordance with tax effect accounting.

(a)The Performance by Industry Segment is as follows:

Machined components business

Minebea's machined component products encompass: mainstay ball bearings; mechanical components, including rod-end bearings used primarily in aircraft and pivot assembles used in hard disk drives (HDDs); fasteners for automobiles and aircraft; and defense-related equipment. In the business segment of ball bearings and pivot assemblies, sales recovered steadily, owing to the completion of inventory adjustments in the information and telecommunications equipment industry and sales expansion to the consumer electronics industry.

On the other hand, however, the business environment for rod-end bearings was tough, due to decreased demand from the aircraft industry—our primary market segment—since the September 11 terrorist attacks in the United States. As a result, net sales for the first quarter were 31,668 million yen, and operating income was 5,098 million yen.

Electronic devices and components business

In the electronic devices and components business, our primary products include: precision small motors, including spindle motors, fan motors and stepping motors; PC keyboards; speakers, floppy disk drives (FDDs), switching power supplies; and measuring equipment. Although demand from the information and telecommunications equipment market—our key market segment—was on a recovery trend, price competition intensified further. Under these circumstances, sales of FDDs were weak. However, sales of precision small motors, including fan motors, stepping motors and HDD spindle motors, were strong, and sales of PC keyboards were also firm. As a result, net sales for the first quarter were 40,699 million yen, and operating income was 933 million yen.

(b)The Performance by geographical segment is as follows

Japan

In Japan, many of our key customers have been shifting their production overseas in order to respond to strong deflationary pressure. Affected by this shift, the business environment remained tough. As a result, net sales were 19,431 million yen, and operating income was 656 million yen.

Asia

For Japanese, European and American manufacturers of PCs and household electric appliances, Asia is

a key region as their production sites. Sales in this region were strong, owing primarily to the recent shift of production from Japan, in addition to increased demand caused by the completion of inventory adjustments in the information and telecommunications equipment markets of Japan, Europe and America, as well as sales expansion to the consumer electronics industry. Furthermore, due to the presence of our primary production facilities in Asia, production volume increased on the strength of favorable sales. In addition, progress in cost cutting processes was also made. As a result, net sales were 27,861 million yen, and operating income was 4,789 million yen.

North and South America

The United States economy continued to show a moderate recovery, supported by stable personal consumption. However, sales of rod-end bearings and large-sized ball bearings were weak, owing to sluggish demand from their mainstay aircraft market since the September 11 terrorist attacks in the United States. On the other hand, however, sales of keyboards, speakers and other products to the PC industry were firm. As a result, net sales were 15,806 million yen, and operating income was 233 million yen.

Europe

In Europe, sales of ball bearings, rod-end bearings and other key products were firm, owing primarily to the gradual recovery of its economy. Net sales were 9,266 million yen, and operating income was 352 million yen.

②Outlook for the full year

In the current consolidated fiscal year, the U.S. economy was initially expected to recover steadily, supported by a solid growth in consumer spending in the first half and by an increase in capital investment in the latter half. In line with the predicted recovery of the U.S. economy, economies in Japan, Europe, and other Asian countries were expected to stay on a recovery trend, backed by an increase in export.

However, the public's growing mistrust of corporate accounting in the U.S. sharply dropped stock prices, reflecting concerns for the steady recovery of the U.S. economy. This, we anticipate, will decelerate the recovery of the U.S. economy. As a consequence, economies in Japan, Europe, and other Asian countries are expected to show only an extremely slow pace of recovery.

(a)The Outlook by industry segment for the full year is as follows:

Machinery Components

Demand for rod-end bearings from the aircraft industry – one of major customer bases for this product category – remained low owing to the September 11 terrorists' attacks in the U.S. We anticipate this severe situation will continue for some time to come.

Demand from the information and telecommunications equipment industry for bearings and bearing-related products, presently sluggish, is predicted to hit bottom and gradually begin to improve. We will continue our effort toward further cost reduction, quality improvement, and sales expansion, thereby contributing to improved performance.

Electronic Devices and Components

Demand from the information and telecommunications equipment industry – a major customer base for this product category – presently remains low and is forecast to recover gradually as inventory adjustment has finished throughout the industry.

We will strive to improve our performance by further expanding sales of mainstay precision small motors such as HDD spindle motors and fan motors and by reducing costs for other mainstay products including keyboards. In addition, we will continue to develop and launch high-value-added products and competitive low-end products.

(b) The outlook by geographical segment for the full year is as follows:

Japan

We anticipate that sluggish demand and increasingly fierce price competition will accelerate production shift to other Asian countries by many of our customers at home, and this will further weaken sales in this region. We will continue our effort toward improved performance by turning our overall management system more efficient and intensifying the links between sales, manufacturing, and engineering groups.

Asia excluding Japan

This is where we have our major production base and the largest market. Capitalizing on this, we will strive for sales expansion and respond swiftly to production shift to this region by our principal customers in the U.S., Europe, and Japan.

North and South America

We forecast that demand from the aircraft industry will remain sluggish for some more time, owing largely to decline in the number of plane passengers – the aftermath of the September 11 atrocity by terrorists.

Europe

The Product Development Center in Europe will go forward in swiftly accommodating the market needs, thereby helping expand sales of bearings and other principal products.

(2) Financial Position

The first quarter

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt.

The balance of cash and cash equivalents in the first quarter of the current term totaled 11,241 million yen, 2,710 million yen lower that at the end of the previous term.

The cash flow in the first quarter of the current term in various activities and relevant factors are as follows:

Our all-out effort for improved business performance brought a net cash inflow of 7,812 million yen from operating activities.

Expenditure for purchase of property, plant and equipment amounted to 3,870 million yen, resulting in a net cash outflow of 3,934 million yen from investing activities.

Repayment of short-term loans payable amounting to 3,366 million yen and dividend payment totaling 2,794 million yen resulted in a net cash outflow of 6,165 million yen from financing activities.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of June 30,2002		As of March 31,2002		Increase or (decrease)	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of Yen	%
ASSETS						
Current assets	130,913	39.3	131,548	37.6	(635)	(0.5)
Cash and cash equivalents	11,241		13,952		(2,710)	
Notes and accounts receivable	53,954		51,281		2,672	
Inventories	46,256		49,887		(3,630)	
Deferred tax assets	6,699		6,521		177	
Others	13,270		10,406		2,863	
Allowance for doubtful receivables	(509)		(501)		(7)	
Fixed assets	202,641	60.7	218,471	62.4	(15,830)	(7.2)
Tangible fixed assets	169,842		183,437		(13,595)	
Building and structure	97,616		102,510		(4,894)	
Machinery and transportation equipment	189,193		207,760		(18,567)	
Tools, furniture and fixtures	47,414		49,725		(2,310)	
Land	16,852		17,410		(558)	
Construction in progress	1,367		1,351		16	
Accumulated depreciation	(182,602)		(195,321)		12,718	
Intangible fixed assets	14,620		15,504		(884)	
Consolidation adjustments	13,676		14,594		(917)	
Others	943		909		33	
Investment and other assets	18,178		19,528		(1,350)	
Investment in securities	5,949		5,730		218	
Long-term loans receivable	221		268		(47)	
Deferred tax assets	9,579		11,143		(1,563)	
Others	2,642		2,609		33	
Allowance for doubtful receivables	(214)		(223)		8	
Deferred assets	14	0.0	17	0.0	(3)	(17.1)
Total assets	333,569	100.0	350,037	100.0	(16,468)	(4.7)

		Jun. 30, 2002	Mar. 31, 2002
(Note)	Treasury stock	14,765 shares	8,574 shares

	As of June 30, 2002		As of March 31, 2002		Increase or (decrease)	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of Yen	%
LIABILITIES						
Current liabilities	153,431	46.0	156,908	44.8	(3,476)	(2.2)
Notes and accounts payable	24,446		26,115		(1,668)	
Short-term loans payable	56,323		61,618		(5,295)	
Current portion of long-term loans payable	27,986		28,019		(32)	
Current portion of convertible bond	13,823		13,823		—	
Accrued income taxes	4,227		4,162		65	
Accrued bonuses	5,210		3,524		1,685	
Others	21,413		19,645		1,768	
Long-term liabilities	78,947	23.7	80,301	23.0	(1,353)	(1.7)
Bonds	35,000		35,000		—	
Convertible bonds	27,080		27,080		—	
Bond with warrant	4,000		4,000		—	
Long-term loans payable	12,341		13,132		(791)	
Allowance for retirement benefit	216		208		7	
Others	309		880		(570)	
Total liabilities	232,378	69.7	237,209	67.8	(4,830)	(2.0)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	100	0.0	95	0.0	4	4.5
SHAREHOLDERS' EQUITY						
Common stock	68,258	20.5	68,258	19.5	—	
Capital surplus	94,756	28.4	94,756	27.1	—	
	163,015	48.9	163,015	46.6	—	
Accumulated surplus	6,677	2.0	4,774	1.3	1,903	39.9
Difference on revaluation of other marketable securities	(1,607)	(0.5)	(1,718)	(0.5)	110	(6.4)
Foreign currency translation adjustments	(66,983)	(20.1)	(53,333)	(15.2)	(13,650)	25.6
	101,101	30.3	112,738	32.2	(11,636)	(10.3)
Treasury stock	(11)	(0.0)	(6)	(0.0)	(5)	81.4
Total shareholders' equity	101,090	30.3	112,731	32.2	(11,641)	(10.3)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	333,569	100.0	350,037	100.0	(16,468)	(4.7)

(Note) In line with the revised rules and regulations concerning consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

(2) Consolidated Statements of Income

	1st Quarter ended June 30, 2002		Year ended March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.
Net sales	72,367	100.0	279,344	100.0
Cost of sales	53,982	74.6	206,060	73.8
Gross profit	18,384	25.4	73,283	26.2
Selling, general and administrative expenses	12,353	17.1	51,311	18.3
Operating income	6,031	8.3	21,972	7.9
Other income	395	0.5	1,801	0.6
Interest income	12		586	
Dividends income	47		43	
Equity income of affiliates	3		—	
Others	331		1,171	
Other Expenses	1,902	2.6	7,778	2.8
Interest expenses	1,265		5,673	
Foreign currency exchange loss	230		827	
Equity loss of affiliates	—		21	
Others	405		1,256	
Ordinary income	4,524	6.2	15,995	5.7
Extraordinary income	28	0.0	1,727	0.6
Gain from discharge of debts	—		714	
Gain on sales of fixed assets	13		247	
Reversal of allowance for doubtful receivables	15		269	
Reversal of allowance for loss on the liquidation of the automotive wheel business	—		496	
Extraordinary loss	350	0.4	4,773	1.7
Loss on disposal of inventories	—		1,125	
Loss on sales of fixed assets	6		225	
Loss on disposal of fixed assets	185		386	
Loss on sales of investiment securities	—		6	
Loss on revaluation of investments securities	1		1,466	
Loss on liquidation of affiliates	—		937	
Retirement benefits expense	156		626	
Income before income taxes	4,203	5.8	12,948	4.6
Income taxes				
Current (including enterprise tax)	1,192		4,918	
Adjustment of income taxes	1,096		2,711	
Total income taxes	2,288	3.2	7,629	2.7
Minority interest in earnings of consolidated subsidiaries	11	0.0	20	0.0
Net income	1,903	2.6	5,298	1.9

(Note) 1. In line with the revised rules and regulations concerning consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

2. The current term being the first time for disclosing the first quarter business results, there are no numerical data for comparison at the same period last year.

(3) Consolidated Statements of Retained Surplus

	1st Quarter ended June 30, 2002	Year ended March 31,2002
	Millions of yen	Millions of yen
CAPITAL SURPLUS		
Capital surplus at beginning of year..	94,756	94,756
Increase of capital surplus................	–	–
Decrease of cappital surplus..............	–	–
Capital surplus at end of period.........	94,756	94,756
ACCUMULATED SURPLUS		
Accumulated surplus at beginning of year	4,774	2,533
Accumulated surplus at beginning of year .	4,774	3,303
Prior year tax effect adjustment in consolidated overseas subsidiaries...	–	(770)
Increase of accumulated surplus...........	1,903	5,342
Net income....................................	1,903	5,298
Increase of accumulated surplus for decrease of consolidated subsidiaries...	–	43
Decrease of accumulated surplus........	–	3,100
Decrease of accumulated surplus for decrease of consolidated subsidiaries...	–	240
Cash dividends.................................	–	2,794
Bonus to directors and corporate auditors.....	–	66
Accumulated surplus	6,677	4,774

(Note) 1. In line with the revised rules and regulations concerning consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

2. The current term being the first time for disclosing the first quarter business results, there are no numerical data for comparison at the same period last year.

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	1st Quarter ended June 30,2002	Year ended March 31,2002
1.Cash Flows from Operating Activities:		
Income before income taxes	4,203	12,948
Depreciation	5,823	24,385
Amortization of consolidation adjustments	300	1,192
Equity loss (income) of affiliates	(3)	21
Interest income and dividends received	(59)	(630)
Interest expenses	1,265	5,673
Gain from discharge of debts	−	(714)
Income (loss) on sales of fixed assets	(6)	(21)
Loss on disposal of fixed assets	185	386
Loss on liquidation of affiliates	−	937
Loss on sales of investments securities	−	6
Loss on revaluation of investments securities	1	1,466
(Increase) Decrease in notes and accounts receivable	(4,321)	5,691
Decrease in inventories	759	5,711
Decrease in notes and accounts payable	(962)	(4,660)
Increase (Decrease) of allowance for doubtful receivables	65	(383)
Increase in accrued bonuses	1,791	5
Decrease of allowance for the liquidation of the automotive wheel business	−	(2,762)
Increase (Decrease) in retirement allowance	7	(32)
Payment of bonus to directors and corporate auditors	(66)	(122)
Decrease (increase) others	1,065	(6,094)
Sub-total	10,047	43,004
Receipt of interest and dividends	47	598
Payment of interest	(1,710)	(4,596)
Payment of income taxes	(572)	(4,988)
Net cash provided by operating activities	7,812	34,017
2.Cash Flows from Investing Activities:		
Expenditure for purchase of property, plant and equipment	(3,870)	(26,245)
Proceeds from sales of property, plant and equipment	23	1,409
Purchase of investment in securities	(21)	(1)
Proceeds from sales of investment in securities	−	285
Payments for purchase of investment in subsidiaries with a change of the scope of consolidation	−	(53)
Proceeds from sales of subsidiaries with a change of the scope of consolidation	−	0
Loans receivables	(96)	(540)
Recovery of long term loans receivables	144	521
Decrease (increase) others	(112)	278
Net cash used in investing activities	(3,934)	(24,346)
3.Cash Flows from Financing Activities:		
Decrease in short-term loans payable	(3,366)	(3,354)
Long term loans payable	−	513
Repayment of long term loans payable	−	(2,485)
Purchase of treasury stock	(5)	(1)
Dividends paid	(2,794)	(2,794)
Dividends paid to minority shareholders	−	(31)
Increase others	−	(163)
Net cash used in financing activities	(6,165)	(8,317)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(422)	669
5.Net increase(decrease) in cash and cash equivalents	(2,710)	2,022
6.Cash and Cash Equivalents at Beginning of Year	13,952	11,930
7.Cash and Cash Equivalents at End of year	11,241	13,952

(Note) In line with the revised rules and regulations concerning consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

3. Segment Information

(1) By industry segments

(Amount: millions of yen)

	1st Quarter				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers (2) Sales to other segment	 31,668 3,846	 40,699 –	 72,367 3,846	 – (3,846)	 72,367 –
Total	35,514	40,699	76,213	(3,846)	72,367
Operating expense	30,416	39,765	70,182	(3,846)	66,336
Operating income	5,098	933	6,031	–	6,031
2. Assets, depreciation and capital expenditure Assets	 199,418	 214,058	 413,477	 (79,908)	 333,569
Depreciation	2,208	3,614	5,823	–	5,823
Capital expenditure	793	3,169	3,963	–	3,963

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business ....Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Having sold our holdings in Actus, a furniture and interior décor product sales subsidiary, in fiscal year 2001, we have withdrawn from the consumer business and others, and thus will not report sales or earnings in this industry category in the current term or thereafter.

(Amount: millions of yen)

	FY2002					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers (2) Sales to other segment	 122,025 8,336	 156,303 –	 1,016 –	 279,344 8,336	 – (8,336)	 279,344 –
Total	130,361	156,303	1,016	287,679	(8,336)	279,344
Operating expense	108,225	156,466	1,016	265,707	(8,336)	257,371
Operating income	22,135	(162)	(0)	21,972	–	21,972
2. Assets, depreciation and capital expenditure Assets	 205,919	 231,806	 745	 438,472	 (88,434)	 350,037
Depreciation	9,489	14,891	5	24,385	–	24,385
Capital expenditure	7,963	18,485	5	26,453	–	26,453

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business ....Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others....................Furniture and interior, etc.

(2) By geographical segments

(Amount: millions of yen)

	1st Quarter						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	19,431	27,861	15,806	9,266	72,367	–	72,367
(2) Sales to other segment	27,712	26,707	629	1,993	57,042	(57,042)	–
Total	47,144	54,569	16,436	11,260	129,410	(57,042)	72,367
Operating expense	46,488	49,779	16,202	10,907	123,378	(57,042)	66,336
Operating income	656	4,789	233	352	6,031	–	6,031
2. Assets	183,170	205,601	31,695	25,818	446,286	(112,717)	333,569

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2002						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,704	95,883	63,569	36,186	279,344	–	279,344
(2) Sales to other segment	92,865	107,444	3,508	4,548	208,366	(208,366)	–
Total	176,569	203,327	67,077	40,735	487,710	(208,366)	279,344
Operating expense	175,802	185,941	65,109	38,885	465,738	(208,366)	257,371
Operating income	767	17,386	1,968	1,850	21,972	–	21,972
2. Assets	195,304	201,541	38,088	25,194	460,129	(110,091)	350,037

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe..United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	1st Quarter			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	27,679	15,292	9,716	52,689
2. Total sales				72,367
3. Overseas sales on total sales	38.2%	21.1%	13.4%	72.8%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2002			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	96,758	60,733	38,832	196,323
2. Total sales				279,344
3. Overseas sales on total sales	% 34.6	% 21.7	% 13.9	% 70.3

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

4. Marketable securities

(1) Marketable securities (Amount: millions of yen)

Classification	As of June 30,2002			As of March 31,2002		
	Acquisition Value	Book Value	Difference	Acquisition Value	Book Value	Difference
Other marketable securities with quoted market values.	7,282	4,603	(2,679)	7,260	4,397	(2,863)
	7,282	4,603	(2,679)	7,260	4,397	(2,863)

(2) Other marketable securities (Amount: millions of yen)

Classification	As of June, 2002	As of March 31, 2002
	Book Value	Book Value
Other marketable securities	1,345	1,333
Total	1,345	1,333

(Note) Non-listed stock (Except for stock at over the counter)

5. Amounts of production, orders received, sales

(1) Production (Amount: millions of yen)

Industry segments	1st Quarter	FY2002
Machined components business	29,858	124,604
Electronic devices and components business	40,563	154,490
Total	70,421	279,094

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

Industry segments	1st Quarter		FY2002	
	Orders received	Order backlog	Orders received	Order backlog
Machined components business	32,112	34,732	112,414	34,288
Electronic devices and components business	40,036	22,820	158,253	23,483
Consumer business and others	—	—	826	—
Total	72,148	57,552	271,493	57,771

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

Industry segments	1st Quarter	FY2002
Machined components business	31,668	122,025
Electronic devices and components business	40,699	156,303
Consumer business and others	—	1,016
Total	72,367	279,344

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

Supplementary Financial Data
for the first quarter of fiscal year ending March 31, 2003

August 8, 2002
Minebea Co., Ltd.

From this fiscal year we are reporting quarterly financially results.
For the above reason, income before tax and net income on quarterly basis for the last fiscal year have been omitted.

Ⅰ. Consolidated Results of Operations

	Fiscal year ended Mar. 02					FY ending Mar. 03	Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q	Y/Y
Net sales	69,988	66,894	68,536	73,926	279,344	72,367	-2.1%	+3.4%
Operating income	6,554	5,942	4,964	4,512	21,972	6,031	+33.7%	-8.0%
Ordinary income	4,804	4,148	3,835	3,208	15,995	4,524	+41.0%	-5.8%
Income before taxes	—	—	—	—	12,948	4,203	—	—
Net income	—	—	—	—	5,298	1,903	—	—

Q/Q change is comparison against January to March 2002 quarter.
Y/Y change is comparison against April to June 2001 quarter.

Ⅱ. Consolidated Sales and Income by Division

	Fiscal year ended Mar. 02					FY ending Mar. 03	Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q	Y/Y
Machined components	32,021	30,174	28,358	31,472	122,025	31,668	+0.6%	-1.1%
Bearing related products	26,299	24,889	23,166	25,759	100,113	26,420	+2.6%	+0.5%
Other machinery components	5,722	5,284	5,190	5,715	21,911	5,249	-8.2%	-8.3%
Electronic devices and components	37,624	36,354	39,879	42,446	156,303	40,699	-4.1%	+8.2%
Rotary components	18,412	17,505	19,435	21,088	76,440	20,793	-1.4%	+12.9%
Other electronic devices	19,212	18,850	20,444	21,356	79,862	19,908	-6.8%	+3.6%
Consumer business and others	343	366	300	7	1,016	—	—	—
Total sales	69,988	66,894	68,536	73,926	279,344	72,367	-2.1%	+3.4%
Machined components	7,014	5,550	4,678	4,893	22,135	5,098	+4.2%	-27.3%
Electronic devices and components	-457	383	296	-384	-162	933	—	—
Consumer business and others	-3	9	-9	3	0	—	—	—
Total operating income	6,554	5,942	4,964	4,512	21,972	6,031	+33.7%	-8.0%

Ⅲ. Prospect for the Fiscal Year ending March 31, 2003

Interim and full year forecasts announced on May 16, 2002 remain unchanged.

	Fiscal year ending Mar. 03		
(Millions of yen)	1Q	Half year	Full year
Net sales	72,367	142,000	288,000
Operating income	6,031	10,000	24,000
Ordinary income	4,524	7,300	18,500
Income before taxes	4,203	7,100	18,000
Net income	1,903	3,600	10,000

Ⅳ. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Full year ended Mar. 02	FY ending Mar. 03 1Q
Capital expenditure	26,245	3,870
Depreciation (Including Intangible Fixed Assets)	24,385	5,823
Research and development costs	10,682	2,325

Ⅴ. Exchange Rates

		Full year ended Mar. 02	FY ending Mar. 03 1Q
US$	PL	125.11	128.35
	BS	133.25	119.50
S'PORE $	PL	69.05	70.81
	BS	72.36	67.71
THAI BAHT	PL	2.81	2.98
	BS	3.06	2.87
RMB	PL	15.11	15.50
	BS	16.09	14.43

Minebea

Minebea Co., Ltd.

56th Business Term Business Report

April 1, 2001 ▶ March 31, 2002

To Our Shareholders

As the 56th Business Term (April 1, 2001 - March 31, 2002) has ended, I would like to report our business summary.

During our consolidated fiscal year 2002 ended March 2002, the Japanese economy stayed under severe circumstances as a whole. Hit by slowdowns in the U.S. economy and slumps in information technology-related industries, exports fell. Affected by inventory adjustments, factory output and capital investment diminished. Consumer spending alike stayed in a low key.
Slowdown in the U.S. economy was spurred further with the terrorist attacks, however, toward the end of our fiscal year 2002, a recovery began to appear on the horizon.

On the other, Asian and European economies also progressed in a hard situation by and large with factory output and exports decreasing as affected by an economic recession in the U.S. and sluggish demand from IT-related industries.

Information- and telecommunication equipment-related industries constitute a major market for our products. Demand from this market was sluggish, as the world economies were taking shape of a slump almost concurretly as remarked above. And such tough surroundings lasted throughout the year.

Under these tough management environments, Minebea Group continued trying to attain gains in efficiencies of sales-marketing and manufacturing activities while enhancing product quality and developing value-added products.

■ Consolidated Business Results

Our full-year consolidated net sales amounted to 279,344 million yen but fell 7,701 million yen (-2.7%), from a year earlier. Our operating income and ordinary income fell 11,005 million yen (-33.4%) and 8,731 million yen (-35.3%), respectively from a year earlier, to 21,972 million yen and 15,995 million yen, respectively. Our net income also decreased by 9,527 million yen (-64.3%) to 5,298 million yen, largely due to an adjustment of income taxes of 2,711 million yen treated in accordance with our tax effect accounting, among others.

■ Non-Consolidated Business Results

Net sales fell by 22,457 million yen (-11.4%) from the previous year to 175,218 million yen. Operating income also declined 10,398 million yen (-84.9%) from the previous term to 1,848 million yen. Ordinary income, in the meantime, decreased mere 2,093 million yen (-17.3%) from the preceding year, to 10,033 million yen owing mainly to the increased dividends from our overseas subsidiaries.

Extraordinary loss decreased compared with the previous year. In addition, we included 3,104 million yen in income tax

■ Net Sales



(Unit: millions of yen)
Non-Consolidated
Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2000
FY2001
FY2002

■ Operating Income



(Unit: millions of yen)
Non-Consolidated
Consolidated
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
FY2000
FY2001
FY2002

■ Ordinary Income



(Unit: millions of yen)
Non-Consolidated
Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2000
FY2001
FY2002

and other adjustments in accordance with the tax effect accounting. As a result, net income increased 404 million yen (10.2%) over the previous year to 4,351 million yen.

■ Outlook for The Next Term

As for our fiscal year ending March 2003, inventory adjustments in Japan are expected to finish throughout the IT-related industries, and an upturn is expected in the business surroundings for exports. However, employment and personal income, as part of economic indicators, are expected to worsen while consumer spending staying at a relatively low level. With these parameters combined, the Japanese economy is expected to remain sluggish for some time of the year.

Outside Japan, on the other hand, notably in Southeast Asia and the U.S., there is a visible sign of slow recovery in their economics.

We intend to further enchance and expand its manufacturing and sales, and improve its business results.

I look forward to your continuous support and guidance.



山本次男

Tsugio Yamamoto
June 2002
President and
Representative Director

■ Net Income


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
15,000
10,000
5,000
0
-5,000
-20,000
FY2000
FY2001
FY2002

■ Total Assets


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
500,000
400,000
300,000
200,000
100,000
0
FY2000
FY2001
FY2002

■ Shareholders' Equity


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
20,000
15,000
10,000
5,000
0
FY2000
FY2001
FY2002

The Performance by Industry Segment

■ Machined Components Business

This segment in our businesses is represented by ball bearings, which are our mainstay product; rod ends & spherical bearings that are used mainly in aircraft; mechanical parts including pivot assemblies used in hard disk drives (HDDs) for personal computers; fasteners for aircraft and vehicles; and other items for defense-related industries.

Although ball bearings were firm in sales to several manufacturers of household electrical appliances and the automobile industry, they were slow as a whole due to sluggish demand from the information and telecommunications equipment industry. As a whole, our ball bearings were selling relatively slowly.

Also, sales of rod-end bearings were in a severe situation due to decreased demand from the aircraft industry—our core market segment—after the September terrorist attacks in the United States. However, with sales growing satisfactorily in the first half of the term, they were firm as a whole due to sales of unfilled orders in the second half of the term.

As a result, our sales and operating income from this product category remained at 122,025 million yen and 22,135 million yen, respectively, dropping by 2,436 million yen (-2.0%) and 1,771 million yen (-7.4%) from a year earlier, respectively.

■ Electronic Devices and Components Business

This product group mainly consists of spindle motors, cooling fans, stepping motors, and other small-sized precision motors, as well as computer keyboards, audio speakers, floppy disk drives (FDDs), switching power supplies, and measuring instruments.

Due to slow demand from the information and telecommunications equipment industry—our main customer segment, price competition intensified. Under these business circumstances, sales of fan motors, stepping motors, FDDs and other products stagnated. However, sales of spindle motors for HDDs performed well, and sales of keyboards were firm. As a result, compared with the previous fiscal year, sales increased by 4,393 million yen (2.9%) to 156,303 million yen, and operating losses reduced by 8,421 million yen to 162 million yen.

■ Consumer Business and Others

Our consumer business largely comprises purchases of furniture in Europe and their exports to Japan. On February 23, 2001, during the previous fiscal year, we sold furniture import subsidiary and retired from its business, however, we had continued the furniture procurement operation alone in Europe until the end of February 2002. As a result, compared with the previous fiscal year, sales and operating losses decreased by 9,658 million yen (-90.5%) and 812 million yen, respectively, to 1,016 million yen and 0.4 million yen.

■ Changed in Net Sales and Operating Income (Industry)



Machined Components Business
Electronic Devices and Components Business
Consumer Business and Others
Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Net Sales
Operating Income
FY 2000
FY 2001
FY 2002

The Performance by Geographical Segment

■ Japan

To cope with strong deflationary pressure, many of our customers took such decisive measures as shifting production items to their overseas factories. As a result of this shift, together with sluggish demand from the information and telecommunications equipment industry, sales decreased by 27,939 million yen (-25.0%) from the previous fiscal year, to 83,704 million yen. Also, operating income reduced by 11,039 million yen (-93.5%), to 767 million yen.

■ Asia

Asia other than Japan has become an important region as the manufacturing base of personal computers and household electric appliances for American, European, and Japanese makers.

The information- and telecommunications equipment-related products made in this region were sluggish in demand from EU, Japan, and the U.S. Despite this impact, however, our sales kept gaining steadily thanks to the geographic effects generated by many Japanese makers shifting productions to this region.

As a result, compared with the previous fiscal year, sales and operating income increased by 13,446 million yen (16.3%) and 24 million yen (0.1%), respectively, to 95,883 million yen and 17,386 million yen.

■ North and South America

Due to the rapid slowdown of the U.S. economy, sales of electronic devices and components, such as fan motors, stagnated. However, sales of products in machined components business, keyboards, speakers, and other products were firm. Also, though orders from aircraft industry declined owing to the terrorist attacks in September, sales of bearings for aircraft increased because of sales of unfilled orders. As a result, compared with the previous fiscal year, sales and operating income rose by 5,377 million yen (9.2%) and 641 million yen (48.3%), respectively, to 63,569 million yen and 1,968 million yen.

■ Europe

Europe kept deepening a receding trend in economy, when our ball bearings and rod end & spherical bearings, among others, were advancing steadily in sales. As a result, our combined sales attained a gain of (4.1%) 1,413 million yen to 36,186 million yen, though our operating income slipped by (-25.5%) 632 million yen to 1,850 million yen, respectively from a year earlier.

■ Changed in Net Sales and Operating Income (Geographical)



Japan
Asia
North and South America
Europe
Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Net Sales
Operating Income
FY 2000
FY 2001
FY 2002

Mid-Term Management Plan

Over the past several years, we made forward-looking investments in core business and selectively enchanced our business portfolio, in response to rapid changes in the operating environment and in order to improve our business structure. We have made a new mid-term management plan, keynote of which is sales and earnings growth.

(Unit: billions of yen)

	FY 2002 Apr.'01 to Mar.'02	FY 2003 Apr.'02 to Mar.'03	FY 2004 Apr.'03 to Mar.'04	FY 2005 Apr.'04 to Mar.'05
Net sales	279.3	288.0 (103%)	316.8 (110%)	348.0 (110%)
Operating income	22.0	24.0 (109%)	33.0 (137%)	37.0 (112%)
Ordinary income	16.0	18.5 (116%)	28.0 (151%)	33.5 (120%)
Net income	5.3	10.0 (189%)	17.0 (170%)	21.0 (124%)

( ) Change from the previous term

We are focusing our efforts on the following four management directions to realize the mid-term management plan.

1) Reinforcing research and development

2) Strategy for Chinese operations

3) Reorganizing sales structure

4) Restructuring unprofitable businesses

Minebea has made reinforcement of research and development its utmost priority since last fiscal year. We implemented measures to speed up reinforcement of R&D, to link up individual R&D activities and to build close cooperation between R&D, sales, and manufacturing divisions. In addition, we plan to reinforce sales in Chinese area and substantially expand production capacity at our Shanghai Plant to secure orders in the rapidly growing Chinese market. In April, we implemented sales reorganization on a worldwide scale to swiftly respond to users' move to shorten lead time from product development to mass production and their shift of mass production to Asia.

The key to the accomplishment of the mid-term management plan is our five core products, namely **ball bearings, fan motors, spindle motors, motors and sensors for automobile use, and power supplies**. Demand outlook for ball bearing, which is our mainstay product, is highly promising. We expect demand to expand from China, and for use in home electrical appliances and automobiles. We will further strengthen and expand our ball bearing operations by reducing costs, improving production technology, and enhancing quality. Also, in product segment of small precision motors such as fan motors and spindle motors, we will fully utilize our ultra-precision machining technology and we are certain we can make steady expansion in sales and earnings. For motors and sensors for automobile applications, contracts for many new projects, which will form pillars of Minebea's future business, are being signed in succession.

We are determined to expand our business, enhance our profitability, and aim to be the world's leading manufacturer of comprehensive precision components.

Minebea's Thai operations to mark the 20th anniversary

Minebea commenced manufacturing activities in Thailand in 1982. Since then, Thailand has become home to the Group's largest production base, comprising four plants and seven local subsidiaries. Thai operations, which have largely contributed toward making the Minebea Group what it is today, will mark the 20th anniversary in August 2002.

At present, approximately 60 % of the Minebea Group's output—such as ball bearings, small motors and PC keyboards—are produced in Thailand entirely from the component stage and exported worldwide.

Each plant operates under Minebea's vertically integrated manufacturing system, which encompasses all processes, from machining of components to final assembly. We operate an R&D center in Thailand, which conducts a range of analytical and environmental testing.



Bang Pa-in Plant (Thailand)

This plant started production activity in 1985 as the Minebea Group's second manufacturing facility in Thailand. At present, the plant, having the largest production capacity among the Group's worldwide manufacturing facilities, produces mainstay products such as ball bearings, precision small motors, and PC keyboards under the fully integrated production system.



Shanghai Plant (China)

This plant began its operations in 1996 as the tenth ball bearing manufacturing facility of the Minebea Group. The plant is equipped with the most advanced machinery and is highly rated as an exemplary plant in terms of environmental preservation.

Enhancing our operations in the rapidly expanding Chinese market!

Production in China - begun in 1994 - was set up using know how gained at our plants in Japan, Singapore and Thailand, and using the most advanced equipment and environmental management systems. China now ranks as our second-largest mass-production base, after Thailand.

The Chinese market continues to expand rapidly, as Japanese, European and North American customers shift more of their manufacturing capacity to China. In response to this trend, we are expanding marketing activities throughout China, from our sales offices in Hong Kong, Shanghai and Shenzhen.

Main Products

● Miniature and small-sized ball bearings



These small ball bearings, up to 22 mm in external diameter, are used in precision small motors for PCs, office automation equipment, household electrical appliances and other advanced automotive applications and determine rotational accuracy of the motors.

● Rod end & spherical bearings



These bearings, which function as joints, are used primarily in aircraft, trains and automobiles that demand bearings made with materials and structures that deliver outstanding durability and resistance to heat.

● Pivot assemblies



Pivot assemblies are fitted into the base of actuators to position magnetic heads for hard disc drives. These components combine one or two Minebea's precision ball bearings.

● DC brushless motors for electric power steering (EPS) systems



Minebea supplies all of its DC brushless motors for EPS systems to Delphi Automotive Systems of the United States, the world's largest automotive component manufacturer. Minebea focuses its efforts on the development of motors for automobile applications.

■ Minebea products in a variety of applications at homes and offices

(ball bearings)

A wide variety of Minebea precision components are used in many devices in contemporary homes and offices, as well as in aerospace and automotive applications, contributing to more convenient and pleasant life-styles.
(● : number of ball bearings used)


Desktop PCs
●●●●●●●●●●●●


VCRs
●●●●


Laser Printers
●●●●●●


Video Cameras
●●●

● HDD spindle motors



These motors rotate the disks in HDDs and determine the performance of HDDs, such as capacity and rotational speed. These motors use Minebea's ball bearings or fluid dynamic bearings.

● PC keyboards



Frames, key switches and other key components are manufactured in-house. Minebea supplies keyboards on an OEM basis to leading global PC manufactures for use in desktop and notebook PCs.

● Fan motors



Fan motors rotate fans to cool the inside of PCs and other office automation equipment by directing heat outside. These motors use bearings manufactured in-house.

● Switching power supplies



These devices convert AC into DC through a switching motion—on and off motion—at speeds required for PCs, OA equipment and household electrical appliances.

Air Conditioners
●●●●

Vacuum Cleaners
●●

Cars
●x 50 - 60

Wash/Dry Toilets
●●●●

Fishing Reels
●●●●

Automotive Components
●●

Network

Domestic Offices And Manufacturing Units

Minebea Co., Ltd.

- **Karuizawa Manufacturing Unit**
  Matsuida Factory
  Saku Factory
- **Hamamatsu Manufacturing Unit**
- **Fujisawa Manufacturing Unit**
- **Omori Manufacturing Unit**
- **Tokyo Head Office**

Principal Domestic Subsidiaries And Affiliates

Minebea Electronics Co., Ltd.

Minebea Onkyo Co., Ltd.

NMB Electro Precision, Inc.

Principal Domestic Sales Divisions Branches And Office

Minebea Co., Ltd.

- **Sales Headquarters**
- **Tokyo Branch**
  Fukushima Office / Utsunomiya Office / Kumagaya Office / Hachioji Office
  Atsugi Office / Suwa Office / Karuizawa Office / Hamamatsu Office
- **Osaka Branch**
  Nagoya Sales Department / Akashi Office / Hiroshima Office / Shikoku Office / Kyushu Office

Subsidiaries In Asia

Thailand

- **NMB Thai Ltd.**
- **Pelmec Thai Ltd.**
- **Minebea Thai Ltd.**
  Bang Pa-in Plant/Ayutthaya Plant/Rojana Plant
- **NMB Hi-Tech Bearings Ltd.**
- **NMB Precision Balls Ltd.**
- **Minebea Electronics (Thailand) Co., Ltd.**
- **Power Electronics of Minebea Co., Ltd.**
- **Minebea Thai Ltd., Bangkok Office**

Singapore

- **NMB Singapore Ltd.**
  Chai Chee Plant / Jurong plant
- **Pelmec Industries(Pte.)Ltd.**
- **NMB Precision Tool & Die(Pte.)Ltd.**
- **Minebea Technologies Pte.Ltd.**
  Sales Division / Purchasing, Systems And Finance Division

People's Republic Of China

- **Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.**
  Shanghai Factory / Xicen Factory
- **Minebea Technologies Pte. Ltd.**
  Shanghai Office
- **Minebea Technologies Pte. Ltd.**
  Shenzhen Office
- **Minebea Technologies Pte. Ltd. Hong Kong Branch**

Taiwan

- **Minebea Technologies Pte. Ltd. Taiwan Branch**

Republic Of Korea

- **NMB Korea Co., Ltd.**
  Pusan Office / Daegu Office

Malaysia

- **Kuen Dar (M) Sdn. Bhd.**
- **Minebea Co., Ltd., Kuala Lumpur Branch**
  Penang Office

Philippines

- **Minebea Technologies Pte. Ltd., Manila Office**

India

- **Minebea Technologies Pte. Ltd., Bangalore Office**

Subsidiaries In America

United States

- **NMB (USA) Inc.**
- **NMB Technologies Corporation**
  Precision Components Div./ Technologies Div. / Technical Center
- **New Hampshire Ball Bearings, Inc.**
  Peterborough Plant / Laconia Plant / Chatsworth Plant
- **IMC Magnetics Corp.**
- **Hansen Corporation**

Subsidiaries In Europe

United Kingdom

- **Rose Bearings Ltd.**
  Lincoln Plant / Skegness Plant
- **Minebea Electronics (UK) Ltd.**
- **NMB (U.K.) Ltd.**
  Inchinnan Keyboard Printing Plant / Airmovers Div.

Germany

- **Precision Motors Deutsche Minebea GmbH**
- **NMB-Minebea-GmbH**
  Minebea Europe PE Development Centre

Italy

- **NMB Itaria S.r.L.**

France

- **NMB Minebea S.a.r.l.**


Europe
Asia
Japan
North America

■ Japan

The Minebea Group's headquarters and the Karuizawa and Hamamatsu manufacturing units are located in Japan. The two manufacturing units act as parent plants and coordinate the production, quality control and environmental management activities of the Company's mass-production facilities in Thailand, China and Singapore. The Karuizawa and Hamamatsu facilities are also responsible for developing mainstay products and manufacturing technologies, pilot production and small-lot production runs, as well as for overall support of overseas plants and the training of oversea employees. Plants in Fujisawa and Omori are primarily engaged in manufacturing products for the Group's domestic customers.

■ Asia

Major production facilities in Asia form the Minebea Group's production nucleus, with output from plants in Thailand, China, Singapore and elsewhere accounting for approximately 75% of total Group production. Most of the products manufactured in this region are exported to customers worldwide. Especially, plants in Thailand, which account for around 60% of total output, form the largest production base and are responsible for most of Minebea's mainstay products. As vertically integrated operations, these facilities conduct all processes including the manufacture and maintenance of dies and the machining of parts. in-house.

■ North America

Minebea's operations in this region focus on the manufacture of rod-end and spherical bearings and small motors. The region is also home to technical centers that engage primarily in quality testing for automotive components and develop switching power supplies and other products.

■ Europe

The Minebea Group's plants in England manufacture rod-end and spherical bearings and small ball bearings, primarily for the European market, while the Group's plant in Scotland prints key caps in regional languages on PC keyboards supplied by its mass-production facilities in Thailand. The Group also has an R&D center in Europe, which functions as design and development base for small motors, fan motors, switching power supplies and a variety of other products.


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For the latest and detailed information on the Minebea Group, please visit our web site at

http://www.minebea.co.jp

Minebea's web site is designed to post up-to-date corporate data including financial information for a public disclosure in a timely manner.

All disclosure information is posted in Japanese and in English simultaneously.

Minebea is highly rated by mass media, securities firms, and research firms as one of the best Internet IR companies. This web site, particularly the IR information section, will be renewed in July 2002 for easier access.


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Consolidated Balance Sheet

● Consolidated Balance Sheet (Unit: millions of yen)

Item	Fiscal year 2002 as of March 31, 2002	Fiscal year 2001 as of March 31, 2001
Assets		
Current Assets	**131,548**	**137,106**
Cash and cash equivalents	13,952	11,930
Notes and accounts receivable	51,281	55,277
Inventories	49,887	52,764
Others	16,928	17,869
Allowance for doubtful receivables	(501)	(734)
Fixed Assets	**218,471**	**209,714**
Tangible fixed assets	183,437	168,732
Intangible fixed assets	15,504	16,225
Investments and other assets	19,528	24,756
Deferred Assets	**17**	**144**
Total Assets	**350,037**	**346,965**
Liabilities		
Current Liabilities	**156,908**	**127,290**
Notes and accounts payable	26,115	29,170
Short-term loans payable	61,618	62,723
Current portion of long-term loans payable	28,019	3,806
Current portion of convertible bonds	13,823	—
Others	27,332	31,589
Long-term Liabilities	**80,301**	**118,978**
Bonds,Convertible bonds and Bonds with warrant	66,080	79,903
Long-term loans payable	13,132	38,726
Others	1,089	349
Total Liabilities	**237,209**	**246,269**
Minority Interest in Consolidated Subsidiaries	**95**	**122**
Shareholders' Equity		
Common Stock	**68,258**	**68,258**
Capital Reserve	**94,756**	**94,756**
Accumulated Surplus	**4,774**	**3,303**
Difference on Revaluation of Other Marketable Securities	**(1,718)**	**(952)**
Foreign Currency Translation Adjustments	**(53,333)**	**(64,791)**
Treasury Stock	**(6)**	**(0)**
Total Shareholders' Equity	**112,731**	**100,573**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**350,037**	**346,965**

● Consolidated Profit and Loss Statement (Unit: millions of yen)

Item	Fiscal year 2002 (4/01-3/02)	Fiscal year 2001 (4/00-3/01)
Net Sales	**279,344**	**287,045**
Cost of sales	206,060	202,928
Gross Profit	**73,283**	**84,117**
Selling, general and administrative expenses	51,311	51,139
Operating income	**21,972**	**32,977**
Other income	**1,801**	**1,670**
Interest income	586	359
Dividends income	43	85
Others	1,171	1,225
Other expense	**7,778**	**9,921**
Interest expenses	5,673	7,553
Foreign currency exchange loss	827	731
Others	1,277	1,636
Ordinary income	**15,995**	**24,726**
Extraordinary income	**1,727**	**6,403**
Gain from discharge of debts	714	—
Gain on sales of fixed assets	247	105
Gain on sales of investments securities in affiliates	—	5,215
Others	765	1,085
Extraordinary loss	**4,773**	**8,742**
Loss on disposal of inventories	1,125	1,846
Loss on sales of fixed assets	225	164
Loss on disposal of fixed assets	386	176
Loss on sales of investments in securities	6	—
Loss on revaluation of investments securities	1,466	—
Loss on liquidation of the automotive wheel business	—	2,762
Loss on liquidation of affiliates companies	937	1,943
Retirement benefit expense	626	644
Others	—	1,205
Income before Income Taxes	**12,948**	**22,387**
Total income taxes	7,629	7,456
Minority interest in earnings of consolidated subsidiaries	20	104
Net Income	**5,298**	**14,826**

● Consolidated Statements of Retained Earnings (Unit: millions of yen)

Item	Fiscal year 2002 (4/01-3/02)	Fiscal year 2001 (4/00-3/01)
Accumulated surplus at beginning of year (or Accumulated deficit at beginning of year)	**3,303**	**(8,641)**
Prior year tax effect adjustment in consolidated overseas subsidiaries	(770)	—
Increase of accumulated surplus	**43**	**35**
Decrease of accumulated surplus	**3,100**	**2,916**
Cash dividends	2,794	2,794
Bonus to directors and corporate auditors	66	122
Others	240	—
Accumulated surplus at End of year	**4,774**	**3,303**

● Consolidated Statements of Cash Flows (Unit: millions of yen)

Item	Fiscal year 2002 (4/01-3/02)	Fiscal year 2001 (4/00-3/01)
Cash Flows from Operating Activities	**34,017**	**38,332**
Cash Flows from Investing Activities	**(24,346)**	**(33,099)**
Cash Flows from Financing Activities	**(8,317)**	**(17,138)**
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**669**	**(596)**
Net Increase (Decrease) in Cash and Cash Equivalents	**2,022**	**(12,502)**
Cash and Cash Equivalents at Beginning of Year	**11,930**	**24,432**
Cash and Cash Equivalents at End of Year	**13,952**	**11,930**

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

Item	Fiscal year 2002 as of March 31, 2002	Fiscal year 2001 as of March 31, 2001
Assets		
Current Assets	**136,349**	**144,822**
Cash and cash equivalents	4,421	3,755
Notes receivable	1,952	3,571
Accounts receivable—trade	41,533	51,755
Inventories	11,377	13,037
Short-term loans receivable from subsidiaries	64,632	60,149
Deferred tax assets	3,641	3,880
Others	9,024	9,108
Allowance for doubtful receivable	(233)	(436)
Fixed Assets	**240,513**	**235,943**
Tangible fixed assets	**33,435**	**35,305**
Intangible fixed assets	**844**	**835**
Investments and other assets	**206,233**	**199,801**
Investment securities in subsidiaries	5,497	8,604
Investments in partnerships	156,804	149,285
Investments in partnerships with subsidiaries	27,608	23,400
Long-term loans receivable from subsidiaries	7,425	6,831
Long-term deferred tax assets	10,862	13,217
Others	1,738	2,071
Allowance for doubtful receivables	(3,705)	(3,608)
Deferred Assets	**17**	**35**
Total Assets	**376,880**	**380,800**
Liabilities		
Current Liabilities	**124,025**	**87,545**
Notes payable	3,986	6,510
Accounts payable—trade	28,820	31,782
Short-term loans payable	39,875	36,698
Current portion of long-term loans payable	27,700	1,506
Current portion of convertible bonds	13,823	—
Accrued income taxes	65	56
Accrued bonuses	2,090	2,090
Others	7,664	8,901
Long-term Liabilities	**71,632**	**112,694**
Bonds	35,000	35,000
Convertible bonds	27,080	40,903
Bonds with warrant	4,000	4,000
Long-term loans payable	5,500	32,700
Allowance for retirement benefits	52	91
Total Liabilities	**195,657**	**200,240**
Shareholders' Equity		
Common Stock	**68,258**	**68,258**
Capital reserve	**94,756**	**94,756**
Earned surplus	**2,085**	**1,793**
Retained Earnings	**17,847**	**16,704**
Voluntary reserve	10,000	9,000
General reserve	10,000	9,000
Unappropriated retained earnings	7,847	7,704
[Current net income]	[4,351]	[3,947]
Difference on revaluation of Other Marketable Securities	**(1,718)**	**(952)**
Treasury Stock	**(6)**	**(0)**
Total Shareholders' Equity	**181,222**	**180,559**
Total Liabilities and Shareholders' Equity	**376,880**	**380,800**

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

Item	Fiscal year 2002 (4/01-3/02)	Fiscal year 2001 (4/00-3/01)
Ordinary Income and Expenses		
Operating income and expenses		
Operating income	**175,218**	**197,675**
Net Sales	175,218	197,675
Operating expenses	**173,369**	**185,429**
Cost of sales	150,915	170,450
Selling, general and administrative expenses	22,454	14,978
Operating income	**1,848**	**12,246**
Other income and expense		
Other income	**11,530**	**4,291**
Interest income	942	703
Dividends received	9,828	2,420
Rent income on fixed assets	487	741
Others	271	425
Other expenses	**3,345**	**4,410**
Interest and discount charges	1,455	1,918
Interest on bonds	1,270	1,245
Foreign currency exchange loss	187	390
Others	431	855
Ordinary income	**10,033**	**12,127**
Extraordinary Income and Loss		
Extraordinary income	**2,192**	**6,620**
Gain from discharge of debts	682	—
Gain on sales of fixed assets	365	91
Gain on sales of investments securities in subsidiaries	250	5,215
Reversal of allowance for doubtful receivables	398	1,313
Reversal of allowance for loss on the liquidation of the automotive wheel business	496	—
Extraordinary loss	**3,969**	**11,841**
Loss on disposal of inventories	965	1,806
Loss on sales of fixed assets	209	193
Loss on sales of investments in securities	6	—
Loss on revaluation of investments in securities	1,466	—
Allowance for doubtful receivables	292	—
Loss on sales of investment securities of affiliates	—	2,371
Loss on revaluation of investments securities in subsidiaries	527	—
Loss on liquidation of the automotive wheel business	—	2,762
Loss on liquidation of affiliated companies	7	3,007
Cancelation fee for the termination of the exclusive distributorship agreement	—	1,200
Retirement allowances to directors and corporate auditors	—	5
Retirement benefit expense	494	494
Income before Income Taxes	**8,257**	**6,905**
Income taxes (including enterprise tax)	801	259
Adjustment of income taxes	3,104	2,698
Total income taxes	3,905	2,957
Net Income	**4,351**	**3,947**
Retained earnings brought forward from the previous period	3,495	3,756
Unappropriated Retained Earnings at End of Year	**7,847**	**7,704**

Corporate Data

■ Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16,1951
Capital	68,259 Million yen
Number Of Employees	2,562
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0206, Japan Tel:+81 267- 32- 2200
Domestic Offices And Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

■ Management Organizations


Board of Directors
Corporate Auditors
Executive Council
President
Business Reform Committee
Internal Auditing Office
Research and Development Headquarters
Strategic Commodities Control Room
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & Affairs Dept.
Logistics & Procurement Dept.
Corporate Planning Dept.
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Office of Engineering Management
Accounting Dept.
Legal Dept.
1st. Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
2nd. Manufacturing Headquarters
Hamamatsu Manufacturing Unit
Measuring Instrument Division
Speaker Division
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Headquarters

■ Board Of Directors (as of June 27,2002)

President And Representative Director

Tsugio Yamamoto

Senior Managing Directors

Masahito Saigusa
Yoshihisa Kainuma
Takayuki Yamagishi
Rikuro Obara
Ryusuke Mizukami
Kenji Senoue
Tosei Takenaka

Managing Directors

Koichi Dosho
Takashi Yamaguchi
Tomihiro Maruta

Directors

Sadao Sawamura
Akihiro Hirao
Sadahiko Oki
Takuya Naka
Yukio Shimizu
Masayoshi Yamanaka
Shunji Mase
Hiroharu Katogi
Susumu Fujisawa
Masamitsu Osada
Akio Okamiya
Atsushi Matsuoka
Chanchai Leetavorn
Tomeshiro Takeuchi

Standing Corporate Auditors

Shinichi Mori
Yoshinori Amano

Corporate Auditors

Mitsuo Ichikawa
Toshiro Uchida

Share Information (as of March 31, 2002)

Total Number of Shares Authorized	1,000,000,000 Shares
Number of Shares Issued	399,167,695 Shares
Number of Shareholders	21,199

■ Major Shareholders (Top 10)

The Mitsubishi Trust And Banking Corporation (Trust Account)	22,649,000
Keiaisha Co., Ltd.	20,000,000
State Street Bank And Trust Co.	19,498,360
Japan Trustee Service Bank, Ltd. (Trust Account)	13,452,000
The Sumitomo Trust & Banking Co., Ltd.	12,530,000
Shinsei Bank, Ltd.	12,501,000
Takahashi Industrial And Economic Research Foundation	12,347,330
UFJ Trust Bank Limited (Trust Account A)	10,200,000
Sumitomo Mitsui Banking Corporation	10,000,475
The Bank Of Tokyo-Mitsubishi,Ltd	8,661,212
Total	141,839,377 (35.53%)

■ Stock Prices On The Tokyo Stock Exchange


2000
(Yen)
1500
1000
500
0
1999
2000
2001
2002

■ Shareholder Distribution

Number Of Shares (thousands of shares)


Individuals
39,768
(9.96%)
Financial Institutions
183,351
(45.92%)
Foreign Corporations
137,052
(34.35%)
Other Corporate Bodies
36,903 (9.25%)
Securities Firms
2,070 (0.52%)

Number Of Shareholders


Securities Firms 38 (0.18%)
Financial Institutions
163 (0.77%)
Other Corporate Bodies
391 (1.84%)
Foreign Corporations
407 (1.92%)
Individuals
20,200
(95.29%)

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive a divident	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Delivery of Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Inquiries by Telephone	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Attention for Web Site	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Special Law of the Commercial Law, is posted in our web site at http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore

(Translation)

July 31, 2002

< PRESS RELEASE>

Minebea Co., Ltd.

We would like to announce managerial assignments as follows:

Ⅰ. Managerial Assignments (Effective August 1, 2002)

< New Assignment >	< Former Assignment >	< Post to be Retained >
Tadahiko Mori, Mr.		
General Manager Logistics Dept.	General Manager Logistics & Procurement Dept.	
Mamoru Kamigaki, Mr.		
General Manager Procurement Dept.	Deputy General Manager Logistics & Procurement Dept. Procurement group Manager Minebea Thai Ltd. Purchasing Center	Hong Kong IPO Manager

Ⅱ. Change in Organization (Effective August 1, 2002)

Logistics operation and material procurement operation performed by the Logistics and Procurement Department shall be performed by the newly established Logistics Department and Procurement Department, respectively.

For further information and inquires, please contact:

Minebea Co., Ltd.
Personnel & General Affairs Dept.
Shunji Mase
Director and General Manager of Personnel & General Affairs Dept.
Naoyuki Kimura
Manager of Personnel & General Affairs Dept.

ARCO Tower, 19th Floor, 1-8-1, Shimo-Meguro, Meguro-ku,
Tokyo 153-8662
TEL : 81-3-5434-8612 FAX : 81-3-5434-8601

August 8, 2002

Minebea Co. Ltd.
Huan Hsin Holdings Ltd.

Press Release

Minebea and the Huan Hsin Group to Begin

PC Keyboard Production in China

Minebea Co. Ltd. ("Minebea") and the Huan Hsin Group ("Huan Hsin"; incorporated in Singapore as "Huan Hsin Holdings Ltd.") are pleased to announce their decision to establish a joint venture in Singapore which will produce personal computer keyboards at the factory of a subsidiary to be established in China. The two companies have already signed a contract for the establishment of the Singapore joint venture.

1. Description of joint venture

Name:	Sheng Ding (Pte) Ltd.
Capital structure:	Minebea 60%, Huan Hsin 40%
Location:	Singapore
Contract date:	August 8, 2002
Establishment:	August 2002 (tentative)

2. Description of China subsidiary

Name:	Shanghai Sheng Hsin Ltd.
Capital structure:	Wholly-owned subsidiary of the Singapore joint venture
Location:	Ming Hang, Shanghai, The People's Republic of China
Establishment:	October 2002 (tentative)
Purpose:	Production of personal computer keyboards
Operational structure:	Minebea will be responsible for design, development, production technology support, and sales; Huan Hsin will be responsible for the operations and production of the China subsidiary.
Production begins:	December 2002 (tentative)
Production plan:	The company will begin by producing approximately 500,000 keyboards per month and will increase capacity according to the following schedule:

Year ending March 2003	1.0 million (per month)
Year ending March 2004	2.5 million (per month)
Year ending March 2005	4.0 million (per month)

Capital investment: Approximately ¥2 billion (does not include investment in factory land or building, which will be leased from Huan Hsin).

3. Purpose of joint-venture

1) Minebea began production of computer keyboards in 1982 and currently provides OEM keyboards for the desktop and notebook computers of major Japanese, North American, and European manufacturers. All parts other than connectors, cables, and electronic components are produced and assembled at a factory in Thailand, with a printing plant in Scotland (U.K.) printing keyboard languages for European countries. This system is highly competitive in terms of quality, production capacity, and speed of supply, and has made Minebea one of the world's top manufacturers of computer keyboards with a share of approximately 20% of the global market.

Competing keyboard manufacturers from Taiwan have been producing their keyboards in China, and prices are likely to decline further. Minebea's keyboard operation is solid; during the last fiscal year the business's operating profit ratio was higher than the average of the company's other core business divisions, and orders continue to grow. However, Minebea will need to further reduce production costs in order to continue expanding this business and improving profitability.

Japanese, North American, and European keyboard customers are shifting their personal computer production into China (particularly around Shanghai). This trend is virtually certain to accelerate in the future. We are confident that local production in the Shanghai area will enable us to reduce manufacturing, materials, and logistical costs, which will lead to an expansion in our market share.

The joint venture combines the sales network, new-product development capacity, and production technology strengths of Minebea with the business speed of Huan Hsin and the manufacturing costs of China. As such, it will be well positioned to achieve significant expansions in the keyboard business and improvements in profitability for a minimal investment. These considerations led Minebea to the decision to establish the joint venture and to begin keyboard production via a Chinese subsidiary.

2) Huan Hsin has been operating in Shanghai since 1993. Over the years Huan Hsin has expanded its operations spanning mould fabrication to finished product assembly, thereby evolving into an integrated contract manufacturer of telecommunications and electronic products for major OEMs and ODMs around the world. Presently, Huan Hsin is one of leading notebook casing manufacturers in Shanghai.

The partnership with Minebea is part of Huan Hsin's growth strategy. By linking the new product development capacity and production technology strengths of Minebea with the integrated production capacity that Huan Hsin has in China, the company seeks to expand and develop the business for both partners and is confident that the joint venture will be very much profitable to both. These considerations led Huan Hsin to agree to the establishment of the new companies.

4. Other information

Minebea's Thai factory will supply the China subsidiary with membrane switches and certain other parts, but Minebea plans to gradually shift its keyboard production from Thailand to China, with a target of all keyboard production being done by the China subsidiary in 2005.

Minebea will use the keyboard factory space in Thailand for the production of bearing-related products and precision small motors, primarily for automobiles. It will be shifting keyboard employees to these divisions.

Reference documents:

1) Company Profiles
2) *Minebea Keyboard Operations*
3) Minebea Operations In China
4) Huan Hsin Operations In China

For further information contact:

Mr. Yasuaki Miyahara,
Corporate Communications Office
Corporate Planning Department
Minebea Co. Ltd.
Tel: 03-5434-8637
Fax: 03-5434-8607
E-mail: ymiyahara@minebea.co.jp
URL: http://www.minebea.co.jp

Ms. Ng Woan Mee, Head of Finance
Mr. Ng Pak Yew, Corporate Communications Manager
Huan Hsin Holdings Ltd.
Tel: 65-62257910/65-97547236
Fax: 604-4226385
E-mail: pyng@huanhsin.com.my and wmng@huanhsin.co.ny
URL: www.huanhsin.com

COMPANY PROFILES

Minebea Co. Ltd.

Head office:	
Head office and factory:	4106-73, Miyota, Miyota-machi, Kita Saku-gun, Nagano, Japan
Tokyo headquarters:	19F Arco Tower, 1-8-1 Shimo-Meguro, Meguro-ku, Tokyo, Japan
Capital:	¥68,258 million (as at end of March 2002)
Consolidated sales:	¥279,344 million (year ending March 2002)
Businesses:	Manufacture and sale of bearings and other machined goods, small precision motors, keyboards and other electronic components and parts
Employees:	Consolidated: 43,729 (as at end of March 2002)
	Parent: 2,562 (as at end of March 2002)
Consolidated subsidiaries:	50 (as at end of March 2002)

Huan Hsin Holdings Ltd.

Head office:	3 Shenton Way #15-08 Shenton House, Singapore 068805
Capital:	S$60 million (as at the end of July 2002)
Sales:	S$114 million (as at end of December 2001)
Businesses:	Wire, computer cable, injection molded plastic parts, precision metal stamping, PC casings, notebook casings, multi-layer printed circuit boards, surface mount technology, chip-on-board
Employees:	Consolidated: 6,168 (as at end of June 2002)
Consolidated subsidiaries:	18 (as at end of June 2002)

*****

Profile of Minebea's Keyboard Business

Operations:

(1) OEM production of keyboards for the desktop and notebook type of personal computer manufacturers.
(2) Manufacturing and sale of own-brand keyboards for multimedia computers.

Operations began:	1982
Production capacity:	2.5 million units per month
Market share:	Approx. 20%
Employees:	3,300 (as at end of March 2002)
Production site:	Minebea Thai Ltd. (Bang Pa-in Plant)

Design and development site:

Minebea Co. Ltd., Mechatronics Division (Fujisawa, Kanagawa, Japan)

NMB Technologies Corp. (Chatsworth, Calif., U.S.A.)

Language printing site for European keyboards:

NMB (U.K.) Ltd., Inchinnan Plant

*****

Profile of Minebea Operations in China

Name of company:	Minebea Electronics & High-Tech Components (Shanghai) Ltd.
Location:	Xicen Town, Qingpu District, Shanghai (approx. 60 km to the southwest of central Shanghai)
Established:	April 20, 1994
Sales:	¥31,915 million (year ending March 31,2002)
Total investment:	¥51,600 million (as at end of March 2002)
Employees:	4,290 (as at end of June 2002)
Operations:	Manufacturing and sale of ball bearings, fan motors and measuring equipment.

Profile of factories:

Shanghai Plant (Plot: 391,661 m^2)

Phase I Plant

Building floor space:	2,300 m^2
Products:	Integral-shaft ball bearings

Phase II Plant

Building floor space:	42,000 m^2
Products:	Ball bearings

Xicen Plant (Plot: 103,262 m^2)

Phase I Plant

Building floor space:	16,319 m^2
Products:	Fan motors

Phase II Plant

Building floor space:	24,645 m^2
Products:	Fan motors, metrology equipment

Historical highlights

1994	April	Established Minebea Electronics & High-Tech Components (Shanghai) Ltd.
	October	Began production of ball bearings and fan motors in temporary plant (site of current Xicen Plant).
1995	January	Completed Phase I Shanghai Plant and transferred ball bearing assembly from the temporary plant.
1996	February	Completed Phase Ⅰ Xicen Plant and began vertically-integrated production of fan motors, including parts production.
	August	Completed Phase II Shanghai Plant and transferred assembly operations from the Phase I plant and began vertically-integrated production of ball bearings, including parts production. Production capacity: 10 million/month.
	December	Began assembly of integral-shaft ball bearings at Phase I Shanghai Plant.
2000	November	Increased production capacity of Phase II Shanghai Plant to 20 million/month.
2001	October	Completed Phase II Xicen Plant.
	November	Began production of measuring equipment at Phase II Xicen Plant.

*****

<u>CHINA OPERATIONS OF HUAN HSIN HOLDINGS</u>

1. **Shanghai Huan Hsin Electronics Co. Ltd.**

Production began:	May 1994
Products:	Wire and cables
Factory floor space:	17,200 m^2

2. **Shanghai Yi Hsin Industry Co. Ltd.**

Production began:	November 1997
Products:	Injection molded plastic parts, finished product assembly, mold fabrication, notebook casings
Factory floor space:	49,586 m^2

3. **Shanghai Yao Shin Industry Co. Ltd.**

Production began:	January 1999
Products:	Precision metal parts
Factory floor space:	49,586 m^2

4. **Shanghai Ju Hsin Electronics Co. Ltd.**

Production began:	March 2001
Products:	Shredders and other electronic devices
Factory floor space:	2,310 m^2

5. **Zhan Yun (Shanghai) Electronics Co. Ltd.**

Production began:	August 2002 (estimated)
Products:	Casings for electronic products such as notebooks and TFT-LCD monitors
Factory floor space:	24,980 m^2

6. **Kunshan Circuitech Electronics Co. Ltd.**

Production began:	July 1999
Products:	Multi-layer printed circuit boards
Factory floor space:	21,700 m^2

7. **Kunshan Heisei Electronics Co. Ltd.**

Production began:	March 1999
Products:	SMT assemblies, chip-on-board
Factory floor space:	30,000 m^2

*****

August 8, 2002

Minebea Co., Ltd.
Tokyo Stock Exchange First Section
Code No. 6479

President and Representative Director
Tsugio Yamamoto

Contact: Sadahiko Oki, Director, Acounting. (Phone: 03-5434-8611)

Minebea Sets Up Sales Firms in China

Minebea's board of directors meeting today resolved to incorporate Hong Kong Branch of Minebea Trading Pte. Ltd. (MTL), a subsidiary of Minebea, and its regional offices of MTL in Shenzhen and Shanghai as the local trading companies in China. The following outline particulars.

1. Aims

April this year saw Minebea newly strengthening its sales-marketing structure in Asia outside Japan in an attempt to intensify its sales-marketing activities in the region in the following way.

Former organization: MTL used to supervise its regional sales-marketing base in Singapore, Thailand, South Korea, Taiwan, Malaysia, the Philippines, India, Hong Kong, Shanghai, and Shenzhen.

New organization: the MTL Singapore sales-marketing headquarters and the MTL Hong Kong sales-marketing headquarters are newly formed, with the former to be responsible to manage the regional sales-marketing base in Singapore, Thailand, Malaysia, the Philippines, and India, while the latter supervising the regional sales-marketing base in Hong Kong, Shanghai, Shenzhen, South Korea, and Taiwan.

Now that our products' major customers at home as well as overseas are accelerating transfer of their productions to the China forming a growing market for our products, we need to expand our sales there while further strengthening our efforts to develop new market. These necessities have led us to incorporate new sales companies in Hong Kong, Shenzhen and Shanghai, respectively.

2. Profile of Our Newly Established Subsidiaries

1) Company names: Minebea (Hong Kong) Ltd., Minebea (Shenzhen) Ltd., and Minebea Trading (Shanghai) Ltd.

2) Representative Executives

(1) Hong Kong: Mr. Takeshi Iida.

(2) Shenzhen: Mr. Yukio Shimizu, Director, Minebea Co., Ltd. and Deputy Chief (in charge of Japan and other Asian markets) of Minebea's Sales-Marketing Headquarters, Tokyo.

(3) Shanghai: Mr. Yukio Shimizu

3) Location

(1) Hong Kong: Hong Kong District

(2) Shenzhen: Futian Free Trade Zone, Shenzen City

(3) Shanghai: Waigaoqiao Free Trade Zone, Shanghai City

4) Incorporation: Scheduled for September 2002.

5) Start of business: Scheduled for November 18, 2002.

6) Main businesses

(1) Hong Kong: Centralized control of the local supervision, logistics, and sales receivables, respectively, as Minebea Group's regional sales-marketing headquarters in charge of China and South Korea.

(2) Shenzhen: Sales-marketing activities in the south of China except Taiwan district.

(3) Shanghai: Sales-marketing activities in the east and north of China.

7) Fiscal year

(1) Hong Kong: April to March

(2) Shenzhen: January to December

(3) Shanghai: January to December

8) Local employees: Approximately 80 persons (for three firms combined).

9) Capital (to be paid up)

(1) Hong Kong: HK $40 million (about ¥600 million)
(2) Shenzhen: US $500,000 (about ¥60 million)
(3) Shanghai: US$500,000 (about ¥60 million)

10) Shareholder and ownership: Minebea Co., Ltd., 100%, respectively

11) Sales forecasts (rounded for three firms combined)

(1) Year ending March 2003: ¥27 billion
(2) Year ending March 2004: ¥33 billion

(3) Year ending March 2005: ¥37 billion

*****

(Translation)

September 24, 2002

<PRESS RELEASE>

Minebea Co., Ltd.

Minebea and Matsushita Agree on Joint Product Development and Consignment Production of DC Axial Flow Box Fan Motors

Minebea Co., Ltd. ("Minebea") and Matsushita Electrical Industrial Co., Ltd. ("Matsushita") today announced the following with regard to agreement to commence joint product development and consignment production of DC axial flow box fan motors:

1. Outline of Joint Product Development and Consignment Production

    1) Products

    DC axial flow box fan motors ("fan motors")

    2) Operational structure

    Development : Two companies will combine the respective proprietary technologies and jointly develop products. The joint development will be conducted at Minebea's Karuizawa Plant.

    Production : Jointly developed products and products to be consigned to Minebea by Matsushita will be produced at the Xicen Factory of Minebea Electronics & Hi-Tech Components (Shanghai) Ltd., Minebea's subsidiary in China.

Sales : Of fan motors to be jointly developed, it is intended that, Minebea will sell those with ball bearings, while Matsushita will sell those with hydro-wave bearings (Matsushita's unique fluid-dynamic bearings) and those with high reliability sleeve bearings, under their own brand names, respectively, as in the past.

Matsushita will sell the products to be consigned to Minebea under its own brand.

3) Start of production

Production is scheduled to start in February 2003.

4) Sales targets

Minebea and Matsushita aim to sell jointly-developed products as follows:

Minebea	:	Fiscal Year ending March 2004	0.5 million units/month
		Fiscal Year ending March 2006	4.0 million units/month
Matsushita	:	Fiscal Year ending March 2004	0.5 million units/month
		Fiscal Year ending March 2006	4.0 million units/month

2 Purpose of Joint Development and Consignment Production

This alliance enables the companies to develop, manufacture and sell rapidly and in a timely manner, fan motors with high-performance and cost-competitiveness through combining the cutting-edge product development technologies of Matsushita's Motor Company division with Minebea's ultra precision machining, mass production technologies and cost-competitiveness, and further expand, and increase profitability of their fan motor businesses.
The fan-motor market demands more compact, higher power, quieter and lower priced products, and expansion of the fan-motor market is anticipated in sectors such as information & telecommunications equipment and digital home appliances, as well as the current PC market.

About Minebea

Minebea is a comprehensive manufacturer and supplier of high precision components such as ball bearings and precision small motors for use in information & telecommunications equipment including primarily PCs, household electrical appliances, aircraft, and automobiles. As of March 31, 2002, the Minebea Group encompassed 32 plants and 52 sales offices and employs a total of 43,729 persons in 14 countries. Facilities in Thailand form the largest production base of the Group, which is responsible for most of its mainstay products and produces about 60% of Group's total output. Based in Nagano, Japan, the Company reported consolidated sales of US$2.10 billion for the fiscal year ended March 31, 2002. Minebea's shares are listed on stock changes in Tokyo (6479), Osaka, Nagoya and Singapore. Further information is available at http://www.minebea.co.jp/

About Matsushita Electric Industrial

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic, National, Technics, and Quasar brands, is a worldwide leader in the development and manufacture of electronics products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company reported consolidated sales of US$51.70 billion for the fiscal year ended March 31, 2002. In addition to stock exchanges in Tokyo (6752) and elsewhere in Japan, Matsushita's shares are listed on the Amsterdam, Düsseldorf, Frankfurt, New York (NYSE: MC), Pacific, and Paris stock exchanges. The Motor Company, a division company of Matsushita, engages in a wide range of motor business, supplying products from the industrial sector to the information equipment sector. Additional information is available at http://www.panasonic.co.jp/global/top.html.

For further information and inquiries, please contact:

Yasuaki Miyahara
Corporate Communications Office
Corporate Planning Department
Tel: 03-5343-8637
E-mail : ymiyahar@minebea.co.jp/
URL : http://www.minebea.co.jp/
Minebea Co., Ltd.

September 27, 2002

For Immediate Release

To Whom It May Concern

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
President and
Representative Director
(Code No. 6479 TSE Div. No,1)
Contact Person : Sadahiko Oki
Director and
General Manager of
Accounting Department
(Tel. 81-3-5434-8611)

Liquidation of Subsidiaries

We hereby announce that our Board of Directors has resolved at a meeting on September 27, 2002 to liquidate the following two subsidiaries:

1. ***The Background to Liquidation***

①Minebea Electronics (UK) Ltd.

Minebea Electronics (UK) Ltd. is a UK subsidiary responsible for the development of our switching power supplies business. When this Company was set up in 1991, many personal computer companies in Europe were operating from Scotland. Due to this, we founded the Company in Scotland to develop switching power supplies close to our customers. In recent years, however, customers have been shifting their production bases to Asia and Eastern Europe. To ensure the further efficiency of operations therefore, we have decided that we will consolidate the Company's development functions into German subsidiary NMB-Minebea-GmbH with a research and development department of switching power supplies, and will liquidate the Company.

②NMB (U.K.) Ltd.

NMB (U.K.) Ltd. is a UK subsidiary that imports and sells primarily Minebea products in that country. In conjunction with the resolved closure of Minebea Electronics (UK) Ltd., we have decided that we will restructure our U.K. businesses to ensure the further efficiency of operations. We have also decided that all the operations of NMB (U.K.) Ltd. will be consolidated into British subsidiary Rose Bearings Ltd., which makes and sells ball bearings as well as rod-end and spherical bearings, and that after the integration, the Company will be liquidated.

2. ***Outlines of the Subsidiaries to Be Liquidated***

	Minebea Electronics (UK) Ltd.	NMB (U.K.) Ltd.
Country:	Renfrewshire, Scotland	Berkshire, U. K.
Representative:	Takayuki Yamagishi	Daishiro Konomi
Capital:	Stg. 14,500,000	Stg. 500,000
Major shareholders:	100% owned by Rose Bearings Ltd. (A wholly-owned subsidiary of Minebea)	100% owned by Rose Bearings Ltd. (A wholly-owned subsidiary of Minebea)
Business:	Development of switching power supplies	Sale and development of Minebea products
Expected liquidation:	End of June 2003	End of June 2003

3. ***Impact of the Liquidation***

We expect no significant impact on our profit forecast for the year ending in March 2003.

****

BRIEF REPORT OF INTERIM CONSOLIDATED FINANCIAL RESULTS

(Half year ended September 30, 2002)

November 14, 2002

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken

Representative: Tsugio Yamamoto Representative Director-President
Contact: Sadahiko Oki Director-Accounting Tel. (03)5434-8611
Board of Directors' Meeting on the Consolidated Financial Results held on: November 14, 2002
Adoption of U.S. Accounting Standards: None

1. Business performance (April 1,2002 through September 30,2002)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003 Interim	137,249	0.3	10,176	(18.6)	7,667	(14.4)
FY2002 Interim	136,882	(3.6)	12,496	(27.2)	8,952	(31.0)
FY2002 Annual	279,344		21,972		15,995	

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
FY2003 Interim	2,543	(42.0)	6.37	6.06
FY2002 Interim	4,384	(38.1)	10.98	10.22
FY2002 Annual	5,298		13.27	12.60

(Notes) 1. Income or loss on investments for FY2003 interim on the equity method totaled income 2 million yen, (32) million yen in FY2002 interim and (21) million yen in FY2002.

2.Weighted average number of shares outstanding during the respective years (consolidation) :
399,150,108 shares at September 30,2002 399,167,226 shares at September 30,2001
399,165,043 shares at March 31,2002

3.Changes in accounting method: None

4.The percentages of net sales, operating income, ordinary income and net income show variances against previous interim period.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003 Interim	328,106	105,721	32.2	264.87
FY2002 Interim	338,032	99,787	29.5	249.98
FY2002 Annual	350,037	112,731	32.2	282.42

(Notes) Number of shares outstanding at end of term (consolidation) :
399,142,282 shares at September 30,2002 399,167,589 shares at September 30,2001
399,159,121 shares at March 31,2002

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
FY2003 Interim	14,583	(7,846)	(8,713)	11,634
FY2002 Interim	17,656	(12,596)	(1,039)	15,748
FY2002 Annual	34,017	(24,346)	(8,317)	13,952

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................ 47 companies
Number of non-consolidated companies..................... None
Number of affiliated companies for equity method.... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 1 company Exclusion: 2 companies
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the current fiscal year (April 1,2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Annual	272,000	16,500	6,500

(Reference) Projected net income per share(Annual) : 16.28 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.
As for the assumptions used for these forecasts and other related items, please refer to page six and seven of the documents attached hereunder.

(Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 49 related companies (47 consolidated subsidiaries and 2 affiliates companies). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and industry segments, and main manufacturing and sales companies are as follows.

Industry segments	Operations	Manufacturing companies	Sales companies
Machined components business	Bearings	Minebea Co., Ltd. New Hampshire Ball Bearings, Inc. Rose Bearings Ltd. NMB Singapore Ltd. Pelmec Industries (Pte.) Ltd. NMB Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearings Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	Minebea Co., Ltd. NMB Technologies Corporation New Hampshire Ball Bearings, Inc. NMB (U.K.) Ltd. NMB-Minebea-GmbH NMB Italia S.r.l. NMB Minebea S.a.r.l. Minebea Technologies Pte. Ltd. NMB Korea Co., Ltd.
	Machinery components	Minebea Co., Ltd. NMB Singapore Ltd. Minebea Thai Ltd.	
	Special machinery components	Minebea Co., Ltd. IMC Magnetics Corp.	
Electronics devices and components business	Electronics devices and components	Minebea Co., Ltd. Minebea Onkyo Co., Ltd. Minebea Electronics Co., Ltd. Minebea Thai Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd. Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	

Operation route is as follows.


Finished goods
Raw materials and parts
Customer
Bearings
Consolidated subsidiaries
New Hampshire Ball Bearings, Inc.
Rose Bearings Ltd.
Overseas sales companies
Consolidated subsidiaries
NMB Technologies Corporation
NMB (U.K.) Ltd.
NMB-Minebea-GmbH
NMB Italia S.r.l.
NMB Minebea S.a.r.l.
NMB Korea Co., Ltd.
Minebea Technologies Pte. Ltd.
Special machinery components
Consolidated subsidiary
IMC Magnetics Corp.
Overseas branches
Minebea Co., Ltd.
Electronics devices and components business
Machined components business (Bearings, Machinery components and Special machinery components)
Electronics devices and components
Consolidated subsidiaries
Minebea Onkyo Co., Ltd.
Minebea Electronics Co., Ltd.
Minebea Thai Ltd.
Minebea Electronics (Thailand) Co., Ltd.
Power Electronics of Minebea Co., Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Bearings
Consolidated subsidiaries
NMB Singapore Ltd.
Pelmec Industries (Pte.) Ltd.
NMB Thai Ltd.
Pelmec Thai Ltd.
NMB Hi-Tech Bearings Ltd.
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.
Machinery components
Consolidated subsidiaries
NMB Singapore Ltd.
Minebea Thai Ltd.
Others
Holding company
Consolidated subsidiary
NMB (USA) Inc.
Companies investing in overseas subsidiaries
Consolidated subsidiaries
Minebea Europe Finance B.V.

2. Management Policy

(1) Basic Management policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of higher value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display our strength. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Policy for Reducing the Minimum Trading Unit

We are deliberately considering reducing the current minimum trading unit of 1,000 shares, which was equivalent to 577,000 yen on November 5, 2002.

(4) Future Management strategies and tasks

In accordance with the basic management policies as mentioned earlier, we've developed the following wherever we are in operation of manufacturing:

"A highly integrated production system" for
"A large-scale volume production factory" supported by
"A well-kept R & D system"

In practice, we're operating business around the world; we're in attempts to attain gains in profitability as the world's strongest maker of a comprehensive range of precision parts; thereby we're targeting to upgrade our corporate value.
And the tasks we've taken in order to realize these targets can be set forth like the following:

(a) Strengthen and expand our business of bearings and related products furthermore.
(b) We will build our operations in the area of precision small motors, such as spindle motors (including spindle motors with fluid dynamic bearings) and fan motors, and other rotary components until they are similar in scale to our bearing operations.
(c) Raise the share of value-added items in all the categories of our products; at the same time, enlarge our product range so as to respond to a wider extent of market requirements.

(5) Measures For Business Management

We decided to implement the EVA® management system in stages starting in April 2003 to adopt EVA as the management index. Along with this decision, we organized, effective September 9, 2002, a working group for the EVA management system introduction project that comes under the direct control of the Executive Council.

Purposes for implementing the EVA management system are as follows:

(a) To ensure further efficiency in the use of capital resources, we will measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions, by using cost of capital including not only borrowing cost but also equity cost.
(b) As our basic business policy, we have been advocating five principles focusing on making contributions to employees, customers, shareholders, local communities and global society. Under the EVA management system, we aim to give satisfying returns to all of these interested people, communities and society surrounding the Company; and to actively make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

(N.B.) EVA®, the registered trademark of Stern Stewart, stands for Economic Value Added.

(6) Management Index

The table below shows our latest consolidated forecasts.

(Amount: millions of yen)

	Year ended		
	March 31, 2003	March 31, 2004	March 31, 2005
Net Sales	272,000 (97%)	316,800 (116%)	348,000 (110%)
Operating Income	21,500 (98%)	33,000 (153%)	37,000 (112%)
Ordinary Income	16,500 (103%)	28,000 (170%)	33,500 (120%)
Net Income	6,500 (123%)	17,000 (262%)	21,000 (124%)
Capital expenditure	27,100 (127%)	28,200 (104%)	23,400 (83%)

(Notes) Figures in parentheses show percentage changes from the previous year.

3. Management Performance And Financial Position

(1) Management Performances

(a) Overview of the half year

During the current interim term, Japan's economic conditions remained tough, owing to weak domestic demand, declined capital investment, sluggish personal consumption and other factors, although exports recovered with the completion of inventory adjustment measures by IT-related industries. The United States economy, underpinned by the end of inventory reduction by IT-related industries and brisk personal consumption, registered tones of recovery at the beginning of the current interim term. Nevertheless, business conditions became increasingly tough, owing to sharp drops in stock prices and other factors caused by high-tech companies' poor performance and public distrusts toward corporate accounting. The European economies also remained weak, mainly owing to sluggish growth in personal consumption, although they rebounded in exports with the completion of IT-related inventory adjustments. The Asian economies progressed relatively firm, primarily due to rebounds in exports and personal consumption.

The information and telecommunications equipment market, which is the mainstay market of our core products, showed a temporary rebound in demand with the completion of its inventory adjustments, but it remained tough after June this year.

Under these business circumstances, we strove to further enhance the efficiency of sales and manufacturing activity. At the same time, we also made efforts to improve product quality and to attain the development of higher value-added products.

As a result, net sales rose 367 million yen (0.3%) year on year, to 137,249 million yen.

However, compared with the previous interim term, operating income and ordinary income fell 2,320 million yen (-18.6%) and 1,284 million yen (-14.4%), respectively, to 10,176 million yen and 7,667 million yen, mainly due to sever price competition. Also, interim net income decreased 1,840 million yen (-42.0%) year on year, to 2,543 million yen, owing to posting the adjustment of income taxes of 1,934 million yen in accordance with tax effect accounting and other factors.

1. The Performance by Industry Segment is as follows:

Machined components business

Our products included in this business category are: ball bearings, which are our mainstay product; mechanical components, such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. The ball bearings business remained strong as a whole. Particularly, sales to the industries of household electrical appliances and automobiles were firm. In sales to the information and telecommunications equipment industry, demand recovered temporarily, mainly due to the completion of its inventory adjustments, but it trended downward after June this year.

Also, in the business of rod-end bearings, demand decreased from the aerospace industry, which is our leading market segment, after last year's terrorist attacks in the United States. This put us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,886 million yen (-3.0%) and 3,401 million yen (-27.1%), respectively, to 60,309 million yen and 9,163 million yen.

Electronic devices business

Our core products in this business category are: precision small motors, such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; magnetic optical disk drives; switching power supplies; and measuring instruments.

Demand saw sluggish growth from the information and telecommunications equipment industry, which is our key customer base, while price competition became even more intensified. Under these circumstances, although sales of

stepping motors remained sluggish, sales of fan motors expanded and the business of PC keyboards was also firm. Regarding HDD spindle motors, sales for the first quarter of the year grew favorably, while those for the second quarter fell temporarily, mainly due to low demand. However, overall second-half sales increased considerably. As a result, compared with the previous interim term, net sales and operating income rose 2,962 million yen (4.0%) and 1,087 million yen, respectively, to 76,940 million yen and 1,013 million yen.

2.The Performance by Geographical Segment is as follows:

Japan

In Japan, many of our customers were shifting production to their overseas subsidiaries to cope with the current tough deflation. In addition, demand was weak from the information and telecommunications equipment industry. As a result, compared with the previous interim term, net sales fell 6,052 million yen (-13.6%), to 38,332 million yen. However, operating income rose 703 million yen (156.9%) year on year, to 1,151 million yen, primarily due to falls in the import prices of products from our overseas subsidiaries.

Asia

For Japanese, European and American manufacturers of personal computers and household electrical appliances, Asia is an important region as their manufacturing bases. Although we were adversely affected by a slow recovery of demand for information and telecommunications equipment in Japan, Europe and the United States, sales in the region were firm, mainly owing to progress in the transfer of production to this region by Japanese customers. On the other hand, however, price cutting became intensified as production was expanding in this region. As a result, compared with the previous interim term, net sales rose 7,785 million yen (17.6%), to 51,991 million yen, while operating income fell 2,399 million yen (-25.0%), to 7,184 million yen.

North and South America

In North and South America, sales of electronic devices and components, such as PC keyboards, speakers and fan motors, remained firm. On the other hand, however, demand for rod-end bearings and other products declined from the aerospace industry—our leading market segment—after last year's terrorists attacks in the United States. This placed us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,045 million yen (-3.3%) and 399 million yen (-32.2%), respectively, to 30,227 million yen and 839 million yen.

Europe

In Europe, sales of ball bearings, rod-end bearings and other products were firm amid a stronger decelerating trend in its economy, while sales of electronic devices and components saw sluggish growth. As a result, net sales and operating income fell 321 million yen (-1.9%) and 224 million yen (-18.3%) year on year, respectively, to 16,697 million yen and 1,001 million yen.

(b) Outlook For The Current Fiscal Year

1.The Outlook by Industry Segment for the current fiscal year is as follows:

Regarding the consolidated full accounting period, we expect that Japan's economy will continue to stagnate for some time, mainly due to deteriorated employment and income, as well as to weak personal consumption, although the export environment has turned around with the completion of IT-related stock cutbacks.

In overseas economies, the inventory correction by IT-related industries has almost run its course, but uncertainty is increasing with the collapse in stock prices, possible recurrence of terrorist attacks and concerns about the Middle East situation.

Machined components business

In the business of rod-end bearings, demand has been declining from the aerospace industry—our mainstay customer base—since last year's terrorist attacks in the United States. We expect that this will place us in a difficult situation for the time being. Furthermore, in the area of ball bearings and related products—our mainstay products, weak demand from the information and telecommunications equipment industry appears to have bottomed out, but we expect that the situation will continue to be severe. We will strive to further reduce the manufacturing costs of ball bearings and related products. In addition, we will also endeavor to enhance their quality and to improve their sales efficiency. By doing so, we will make efforts to enhance business results.

Electronic devices business.

Although the inventory correction by the information and telecommunications equipment industry—the core market segment of our electronic devices and components business—has run its course, business conditions have remained tough. We will strive to further expand sales of fan motors, PC keyboards and HDD spindle motors, the businesses of which are good, and to take cost-reduction measures for other core products. In addition, we will make efforts to develop higher value-added products and low-end products and to place them on the market. By

doing so, we will endeavor to enhance business results.

2.The outlook by Geographical Segment for the current fiscal year is as follows:

Japan

We expect that, on the back of low demand and growing price competition, many of our customers will continue to shift production from their plants in Japan to Asia, and that this will put us in a tougher sales situation. We will endeavor to achieve the efficiency of management from manufacturing to sales and to strengthen close cooperation among sales, manufacturing and engineering in various parts of Japan. By doing so, we will strive to enhance performance.

Asia

There is an extensive market in Asia, in which our key manufacturing bases exist. Taking advantage of this strength, we aim to respond speedily to the transfer of production to Asia from Europe, the United States and Japan by our principal customers. By doing so, we will make efforts to enhance performance.

North and South America

We expect that demand from the aerospace industry—our major customer bases—will continue to stagnate for some time, primarily due to declines in the number of air travelers caused by the terrorist attacks in the United States.

Europe

By consolidating our R&D centers in Europe and responding quickly to market needs, we will strive to expand sales of bearings and other core products.

(2) Financial Position

Minebea Group has set forth "Strengthen Corporate Financial Nature" marked as a principal management policy.

In practice, our hard efforts have produced an effective squeeze on our total assets, restrained our capital investments, and diminished our borrowings, among others.

The balance of cash and cash equivalents in this interim term totaled 11,634 million yen, 2,318 (-16.6%)million yen lower that at the end of the previous term.

Anyhow, the status of our cash flows resulted from various business activities over the year and the relative factors can be outlined as follows.

The improvements strongly attained in our business performances led our cash flows from our operating activities to an income of 14,583 million. This result accounts for a decrease by 3,072 million (-17.4%) from a year ago.

As 8,019 million was paid for capital investments and others, the cash flows from our investing activities resulted in an expenditure of 7,846 million that decreased by 4,749 million (-37.7%) from a year earlier.

Repayment of short-term loans payable and long term loans payable amounting to 5,907 million yen resulted in a net cash outflow of 8,713 million yen from financing activities that increased by 7,674 (738.6%)million from a year earlier..

4. Interim Consolidated Financial Statements and Notes

(1) Interim Consolidated Balance Sheets

	As of September 30,2002		As of September 30,2001		Increase or (decrease) (2002– 2001)		As of March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	127,497	38.9	135,282	40.0	(7,784)	(5.8)	131,548	37.6
Cash and cash equivalents	11,634		15,748		(4,113)		13,952	
Notes and accounts receivable	54,109		48,851		5,258		51,281	
Inventories	44,503		51,174		(6,671)		49,887	
Deferred tax assets	6,818		7,482		(664)		6,521	
Others	10,963		12,506		(1,543)		10,406	
Allowance for doubtful receivables	(531)		(481)		(49)		(501)	
Fixed assets	200,586	61.1	202,643	60.0	(2,057)	(1.0)	218,471	62.4
Tangible fixed assets	168,702		165,988		2,714		183,437	
Building and structure	98,052		91,779		6,273		102,510	
Machinery and transportation equipment	191,125		188,012		3,112		207,760	
Tools, furniture and fixtures	47,480		47,293		186		49,725	
Land	16,786		16,326		459		17,410	
Construction in progress	888		3,480		(2,592)		1,351	
Accumulated depreciation	(185,629)		(180,903)		(4,725)		(195,321)	
Intangible fixed assets	14,507		15,444		(937)		15,504	
Consolidation adjustments	13,541		14,537		(995)		14,594	
Others	965		907		58		909	
Investment and other assets	17,375		21,209		(3,834)		19,528	
Investment in securities	6,525		7,175		(650)		5,730	
Long-term loans receivable	232		132		100		268	
Deferred tax assets	8,341		11,495		(3,153)		11,143	
Others	2,490		2,638		(147)		2,609	
Allowance for doubtful receivables	(215)		(231)		16		(223)	
Deferred assets	22	0.0	107	0.0	(84)	(79.2)	17	0.0
Total assets	328,106	100.0	338,032	100.0	(9,926)	(2.9)	350,037	100.0

	September 2002	September 2001	March 2001
(Note) 1.Treasury stock	25,413 shares	106 shares	8,574 shares
2.Parent company stock held by its subsidiaries.	–	6,000 shares	–

	As of September 30,2002		As of September 30,2001		Increase or (decrease) 2002-2001		As of March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	144,523	44.1	116,432	34.5	28,090	24.1	156,908	44.8
Notes and accounts payable	22,291		25,142		(2,851)		26,115	
Short-term loans payable	55,272		62,684		(7,412)		61,618	
Current portion of long-term loans payable	27,994		2,443		25,550		28,019	
Current portion of convertible bonds	13,823		−		13,823		13,823	
Accrued income taxes	3,507		4,155		(648)		4,162	
Accrued bonuses	4,807		4,795		12		3,524	
Allowance for loss on the liquidation of the automotive wheel business	−		1,732		(1,732)		−	
Others	16,827		15,478		1,349		19,645	
Long-term liabilities	77,752	23.7	121,696	36.0	(43,943)	(36.1)	80,301	23.0
Bonds	35,000		35,000		−		35,000	
Convertible bonds	27,080		40,903		(13,823)		27,080	
Bond with warrant	4,000		4,000		−		4,000	
Long-term loans payable	11,142		40,172		(29,030)		13,132	
Allowance for retirement benefit	223		261		(37)		208	
Others	307		1,359		(1,052)		880	
Total liabilities	222,276	67.8	238,128	70.5	(15,852)	(6.7)	237,209	67.8
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	107	0.0	116	0.0	(8)	(7.3)	95	0.0
SHAREHOLDERS' EQUITY								
Common stock	68,258	20.8	68,258	20.2	−	−	68,258	19.5
Additional paid-in capital	94,756	28.9	94,756	28.0	−	−	94,756	27.1
Retained earnings	7,317	2.2	6,676	2.0	640	9.6	4,774	1.3
Difference on revaluation of other marketable securities	(1,284)	(0.4)	(1,451)	(0.4)	167	(11.5)	(1,718)	(0.5)
Foreign currency translation adjustments	(63,308)	(19.3)	(68,449)	(20.3)	5,140	(7.5)	(53,333)	(15.2)
	105,739	32.2	99,791	29.5	5,948	6.0	112,738	32.2
Treasury stock	(18)	(0.0)	(0)	(0.0)	(18)	−	(6)	(0.0)
Parent company stock held by its subsidiaries	−	−	(3)	(0.0)	3	−	−	−
Total shareholders' equity	105,721	32.2	99,787	29.5	5,934	5.9	112,731	32.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	328,106	100.0	338,032	100.0	(9,926)	(2.9)	350,037	100.0

(Note) In line with the revised rules and regulations concerning consolidated financial statements and interim consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

(2) Interim Consolidated Statements of Income

	Half year ended Sept. 30,2002		Half year ended Sept. 30,2001		Increase or (decrease) 2002-2001		Full year ended March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	137,249	100.0	136,882	100.0	367	0.3	279,344	100.0
Cost of sales	102,511	74.7	98,935	72.3	3,576	3.6	206,060	73.8
Gross profit	34,737	25.3	37,946	27.7	(3,208)	(8.5)	73,283	26.2
Selling, general and Administrative expenses	24,561	17.9	25,449	18.6	(888)	(3.5)	51,311	18.3
Operating income	10,176	7.4	12,496	9.1	(2,320)	(18.6)	21,972	7.9
Other income	713	0.5	934	0.6	(221)	(23.7)	1,801	0.6
Interest income	81		140		(58)		586	
Dividends income	47		42		5		43	
Equity income of affiliates	2		–		2		–	
Foreign currency exchange gain	97		–		97		–	
Others	484		751		(267)		1,171	
Other Expenses	3,222	2.3	4,479	3.2	(1,257)	(28.1)	7,778	2.8
Interest expenses	2,520		2,930		(409)		5,673	
Equity loss of affiliates	–		32		(32)		21	
Foreign currency exchange loss	–		837		(837)		827	
Others	701		678		22		1,256	
Ordinary income	7,667	5.6	8,952	6.5	(1,284)	(14.4)	15,995	5.7
Extraordinary income	21	0.0	1,522	1.1	(1,501)	(98.6)	1,727	0.6
Gain from discharge of debts	–		714		(714)		714	
Gain on sales of fixed assets	21		164		(143)		247	
Reversal of allowance for doubtful receivables	–		231		(231)		269	
Reversal of allowance for loss on the liquidation of the automotive wheel business	–		413		(413)		496	
Extraordinary loss	871	0.6	2,434	1.8	(1,563)	(64.2)	4,773	1.7
Loss on disposal of inventories	–		842		(842)		1,125	
Loss on sales of fixed assets	30		52		(21)		225	
Loss on disposal of fixed assets	335		100		235		386	
Loss on sales of investment securities	–		–		–		6	
Loss on revaluation of investments Securities	27		713		(686)		1,466	
Loss on liquidation of affiliates	164		411		(246)		937	
Retirement benefit expense	313		313		–		626	
Income before income taxes	6,817	5.0	8,040	5.8	(1,223)	(15.2)	12,948	4.6
Income taxes								
Current (including enterprise tax)	2,322		2,483		(161)		4,918	
Adjustment of income taxes	1,934		1,162		772		2,711	
Total income taxes	4,256	3.1	3,645	2.6	611	16.8	7,629	2.7
Minority interest in earnings of consolidated subsidiaries	16	0.0	10	0.0	6	64.6	20	0.0
Net income	2,543	1.9	4,384	3.2	(1,840)	(42.0)	5,298	1.9

(Note) In line with the revised rules and regulations concerning consolidated financial statements and interim consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

(3) Consolidated Statements of Retained Earnings

	Half year ended Sept. 30,2002	Half year ended Sept. 30,2001	Increase or (decrease) 2002-2001	Full year ended March 31,2002
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of interim period(full year)............	94,756	94,756	−	94,756
Increase of additional paid in capital...	−	−	−	−
Decrease of additional paid in capital...	−	−	−	−
Additional paid in capital at end of interim period(full year)................	94,756	94,756	−	94,756
RETAINED EATNINGS				
Retained earnings at beginning of interim period(full year)..................	4,774	2,533	2,240	2,533
Retained earnings at beginning of interim period(full year)...............	4,774	3,303	1,470	3,303
Prior year tax effect adjustment in consolidated overseas subsidiaries..	−	(770)	770	(770)
Increase of retained earnings	2,543	4,384	(1,840)	5,342
Net income..................................	2,543	4,384	(1,840)	5,298
Increase of Retained eatnings for decrease of consolidated subsidiaries	−	−	−	43
Decrease of Retained earnings	−	240	(240)	3,100
Decrease of retained earnings for decrease of consolidated subsidiaries......	−	240	(240)	240
Cash dividends..................................	−	−	−	2,794
Bonus to directors and corporate auditors......	−	−	−	66
Retained earnings at end of interim period(full year)...........................	7,317	6,676	640	4,774

(Note) In line with the revised rules and regulations concerning consolidated financial statements and interim consolidated financial statements, reclassifications have been made in Consolidated Statements of Income and Retained Earnings for easy comparison with the previous years.

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	Half year ended September 30,2002	Half year ended September 30,2001	Increase or (decrease) 2002-2001	Year ended March 31,2002
1.Cash Flows from Operating Activities:				
Income before income taxes	6,817	8,040	(1,223)	12,948
Depreciation	11,450	11,616	(165)	24,385
Amortization of consolidation adjustments	596	593	2	1,192
Equity loss (income) of affiliates	(2)	32	(35)	21
Interest income and dividends received	(129)	(183)	53	(630)
Interest expenses	2,520	2,930	(409)	5,673
Gain from discharge of debts	-	(714)	714	(714)
(Income) loss on sales of fixed assets	9	(111)	121	(21)
Loss on disposal of fixed assets	335	100	235	386
(Gain) loss on sales of investments securities	-	(3)	3	6
Loss on liquidation of affiliates	164	411	(246)	937
Loss on revaluation of investments securities	27	713	(686)	1,466
Decrease (increase) in notes and accounts receivable	(3,931)	6,222	(10,154)	5,691
Decrease in inventories	3,019	539	2,480	5,711
(Decrease) in notes and accounts payable	(3,408)	(3,817)	408	(4,660)
Increase (decrease) of allowance for doubtful receivables	68	(317)	386	(383)
Increase in accrued bonuses	1,390	1,337	53	5
Decrease of allowance for the liquidation of the automotive wheel business	-	(1,030)	1,030	(2,762)
Increase (decrease) in retirement allowance	14	23	(8)	(32)
Payment of bonus to directors and corporate auditors	(66)	(122)	55	(122)
Others	733	(3,815)	4,548	(6,094)
Sub-total	19,610	22,447	(2,836)	43,004
Receipt of interest and dividends	102	182	(80)	598
Payment of interest	(2,674)	(2,734)	59	(4,596)
Payment of income taxes	(2,454)	(2,239)	(215)	(4,988)
Net cash provided by operating activities	14,583	17,656	(3,072)	34,017
2.Cash Flows from Investing Activities:				
Expenditure for purchase of property, plant and equipment	(8,019)	(13,191)	5,172	(26,245)
Proceeds from sales of property, plant and equipment	153	452	(298)	1,409
Purchase of investment in securities	(60)	(1)	(59)	(1)
Proceeds from sales of investment in securities	-	20	(20)	285
Payments for purchase of investment in subsidiaries with a change of the scope of consolidation	-	(53)	53	(53)
Proceeds from sales of subsidiaries with a change of the scope of consolidation	-	-	-	0
Long term loans receivables	(136)	(175)	38	(540)
Recovery of long term loans receivables	172	290	(118)	521
Others	44	61	(17)	278
Net cash used in investing activities	(7,846)	(12,596)	4,749	(24,346)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	(4,569)	819	(5,388)	(3,354)
Long term loans payable	-	500	(500)	513
Repayment of long term loans payable	(1,338)	(167)	(1,171)	(2,485)
Purchase of treasury stock	(11)	0	(12)	(1)
Dividends paid	(2,794)	(2,794)	0	(2,794)
Dividends paid to minority shareholders	-	(13)	13	(31)
Others	-	615	(615)	(163)
Net cash used in financing activities	(8,713)	(1,039)	(7,674)	(8,317)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(340)	(202)	(137)	669
5.Net increase(decrease) in cash and cash equivalents	(2,317)	3,817	(6,135)	2,022
6.Cash and Cash Equivalents at Beginning of Year	13,952	11,930	2,022	11,930
7.Cash and Cash Equivalents at End of Half Year (Year-End)	11,634	15,748	(4,113)	13,952

(5) Basis of presenting interim consolidated financial statements

1. Scope of consolidation and application of equity method
Number of consolidated companies.............47 companies
Included are NMB Singapore Ltd., NMB (USA) Inc., NMB Thai Ltd., Minebea Electronics (Thailand) Co., Ltd.

Number of affiliated companies....................2 companies
of which, equity method is applied to 2 companies including Shonan Seiki Co., Ltd., Kanto Seiko Co., Ltd..

2. Scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries

Anew:	Establishment	(1 company)	Minebea Aviation Co., Ltd.
Exclusion:	Liquidation	(1 company)	Minebea Investment (PTE.) Ltd.
	Merger	(1 company)	NMB Taimei Co., Ltd.

(b) Changes of the companies subject to equity method

Anew:	None
Exclusion:	None

3. Closing date of consolidated subsidiaries
Consolidated subsidiaries whose interim closing dates are different from that of the Company adjusted their interim financial statements to the Company's closing date.

4. Accounting policies
(a) Valuation basis and method of significant assets
1. Inventories
The Company and consolidated domestic subsidiaries state primarily at the moving average cost.
Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
2.Other marketable securities
Securities with Market Value
The Company adopted the market value method based on market prices and other conditions at the end of the interim term. Also, the Company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
Securities without Market Value
Non listed securities are stated at cost determined by the moving average method.

(b) Method of significant Depreciation
1. Tangible fixed assets
The Company and consolidated domestic subsidiaries adopt the declining balance method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. The depreciation method of depreciable assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has changed to a method by which those assets are equally depreciated in lump sum for three years.
Consolidated overseas subsidiaries mainly adopt the straight-line method.
2. Intangible fixed assets
The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances
1. Allowance for retirement benefit
Regarding the Company and its consolidated Japanese subsidiaries, the Company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.
Regarding the difference of 3,134 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.
Over the five to fifteen years within the average remaining length of employees' service, the Company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.
Regarding the Company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

2. Allowance for doubtful receivables

The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

3. Accrued bonuses

The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees , accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Consolidated overseas subsidiaries make the record on accrual basis.

(d) Translation of foreign currency assets and liabilities in interim financial statements of the company and consolidated subsidiaries

The Company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheets date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Financial items of assets and liabilities of consolidated overseas subsidiaries are translated into yen at the rates of exchange prevailing at the date of the interim period balance sheet, while income and expenses are translated into yen at the average rate of exchange during the fiscal period. The resulting exchange losses and gains are included in Minority Interests and foreign currency translation adjustments in Shareholders' Equity.

(e) Accounting Method of Significant Lease Transactions

In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The Company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting Method of Significant Hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods. Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

(g) Accounting Method of Consumption Tax and Other

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

5. Range of cash in Cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) NOTES

(a)Segment Information

(1) By industry segments

(Amount: millions of yen)

	FY2003 (Interim)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	60,309	76,940	137,249	–	137,249
(2) Sales to other segment	5,277	–	5,277	(5,277)	–
Total	65,587	76,940	142,527	(5,277)	137,249
Operating expense	56,424	75,926	132,350	(5,277)	127,073
Operating income	9,163	1,013	10,176	–	10,176
2. Assets, depreciation and capital expenditure					
Assets	185,308	208,940	394,248	(66,142)	328,106
Depreciation	5,488	5,962	11,450	–	11,450
Capital expenditure	1,987	6,191	8,179	–	8,179

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Having sold our holdings in Actus Corporation, a furniture and interior décor product sales subsidiary, in fiscal year 2001, we have withdrawn from the consumer business and others, and thus will not report sales or earnings in this industry category in the current term or thereafter.

(Amount: millions of yen)

	FY2002 (Interim)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income						
Total sales						
(1) Sales to customers	62,195	73,978	709	136,882	–	136,882
(2) Sales to other segment	3,910	–	–	3,910	(3,910)	–
Total	66,105	73,978	709	140,792	(3,910)	136,882
Operating expense	53,541	74,052	703	128,296	(3,910)	124,385
Operating income	12,564	(74)	6	12,496	–	12,496
2. Assets, depreciation and capital expenditure						
Assets	171,868	265,838	3,572	441,278	(103,246)	338,032
Depreciation	4,676	6,958	2	11,637	–	11,637
Capital expenditure	3,978	9,303	3	13,285	–	13,285

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business..............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others...................Furniture and interior, etc.

(Amount: millions of yen)

	FY2002 (Annual)					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income						
Total sales						
(1) Sales to customers	122,025	156,303	1,016	279,344	–	279,344
(2) Sales to other segment	8,336	–	–	8,336	(8,336)	–
Total	130,361	156,303	1,016	287,679	(8,336)	279,344
Operating expense	108,225	156,466	1,016	265,707	(8,336)	257,371
Operating income	22,135	(162)	(0)	21,972	–	21,972
2. Assets, depreciation and capital expenditure						
Assets	205,919	231,806	745	438,472	(88,434)	350,037
Depreciation	9,489	14,891	5	24,385	–	24,385
Capital expenditure	7,963	18,485	5	26,453	–	26,453

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Wheels, Defense-related special parts, etc.

(b) Electronic devices and components business.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others....................Furniture and interior, etc.

(2) By geographical segments

(Amount: millions of yen)

	FY2003 (Interim)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	38,332	51,991	30,227	16,697	137,249	–	137,249
(2) Sales to other segment	56,054	52,824	1,123	2,380	112,383	(112,383)	–
Total	94,386	104,816	31,351	19,078	249,632	(112,383)	137,249
Operating expense	93,235	97,632	30,511	18,076	239,456	(112,383)	127,073
Operating income	1,151	7,184	839	1,001	10,176	–	10,176
2. Assets	171,286	200,602	36,239	25,861	433,989	(105,883)	328,106

(Amount: millions of yen)

	FY2002 (Interim)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	44,384	44,206	31,272	17,018	136,882	–	136,882
(2) Sales to other segment	44,411	55,379	1,447	3,256	104,494	(104,494)	–
Total	88,795	99,585	32,720	20,274	241,376	(104,494)	136,882
Operating expense	88,347	90,002	31,482	19,048	228,879	(104,494)	124,385
Operating income	448	9,583	1,238	1,225	12,496	–	12,496
2. Assets	203,817	178,850	33,554	25,056	441,278	(103,245)	338,032

(Amount: millions of yen)

	FY2002 (Annual)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,704	95,883	63,569	36,186	279,344	–	279,344
(2) Sales to other segment	92,865	107,444	3,508	4,548	208,366	(208,366)	–
Total	176,569	203,327	67,077	40,735	487,710	(208,366)	279,344
Operating expense	175,802	185,941	65,109	38,885	465,738	(208,366)	257,371
Operating income	767	17,386	1,968	1,850	21,972	–	21,972
2. Assets	195,304	201,541	38,088	25,194	460,129	(110,091)	350,037

(Notes) 1. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Mexico
Europe.......................................United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	FY2003(Interim)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	51,596	29,376	17,426	98,399
2. Total sales				137,249
3. Overseas sales on total sales	% 37.6	% 21.4	% 12.7	% 71.7

(Amount: millions of yen)

	FY2002 (Interim)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	44,583	29,704	18,484	92,771
2. Total sales				136,882
3. Overseas sales on total sales	% 32.6	% 21.7	% 13.5	% 67.8

(Amount: millions of yen)

	FY2002 (Annual)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	96,758	60,733	38,832	196,323
2. Total sales				279,344
3. Overseas sales on total sales	% 34.6	% 21.7	% 13.9	% 70.3

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

(b)Relating to lease transactions

	Millions of yen								
	Half year ended Sep.30,2002			Half year ended Sep.30,2001			Full year ended March 31,2002		
(1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of half year-end balance	Equivalent of acquisition value	Equivalent of total amount of depreciation	Equivalent of year-end balance
Machinery and transportation equipment	1,396	658	738	2,388	1,493	895	1,633	814	818
Tools, furniture and fixtures	3,268	1,677	1,591	3,710	2,088	1,622	3,707	2,006	1,700
Total	4,665	2,335	2,329	6,098	3,581	2,517	5,340	2,821	2,519

Because of a low ratio of the interim(year-end) closing balance of unexpired lease expenses to a total amount of the interim(year-end) closing balance of tangible fixed assets plus the interim(year-end) closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of interim(year-end) closing balance of unexpired lease expenses:

within-1-year	1,069	1,150	1,106
over 1-year	1,260	1,366	1,412
Total	2,329	2,517	2,519

Because of a low ratio of the interim(year-end) closing balance of unexpired lease expenses to a total amount of the interim(year-end) closing balance of tangible fixed assets plus the interim(year-end) closing balance of unexpired lease expense, equivalent of interim(year-end) closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

Amount of lease expenses	633	730	1,453
Equivalent of depreciation expenses	633	730	1,453

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(c) Marketable securities

1. Other marketable securities (Amount: millions of yen)

Classification	FY2003(Interim)			FY2002(Interim)			FY2002(Annual)		
	Book Value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)	Book value	Market price	Gain or (Loss)
Other Marketable Securities with Market Value									
Stock	7,322	5,181	(2,140)	8,248	5,828	(2,419)	7,260	4,397	(2,863)
Total	7,322	5,181	(2,140)	8,248	5,828	(2,419)	7,260	4,397	(2,863)

(Note) In the previous interim term, the Company recorded an investment securities valuation loss of 713 million yen due to an impairment of stocks with market values included in other marketable securities.

2. Main securities without market value (Amount: millions of yen)

Classification	FY2003(Interim)	FY2002(Interim)	FY2002(Annual)
Stock	1,135	1,347	1,333
Total	1,135	1,347	1,333

(Note) Other marketable securities: Non-listed stock (Except for stock at over the counter)

(d) Contract amounts etc., current prices, and unrealized profits or losses of derivatives

Exchange contract (Amount: millions of yen)

Classification	FY2003(Interim)				FY2002(Interim)				FY2002(Annual)			
	Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)	Contract amount		Current price	Revaluation profit or (loss)
		Over 1-year				Over 1-year				Over 1-year		
Non-market transaction												
Exchange Contract Transaction												
Selling Order												
US dollar	728	–	728	–	285	–	285	–	–	–	–	–
Japanese YEN	250	–	250	–	140	–	140	–	–	–	–	–
Euro	11	–	11	–	27	–	27	–	–	–	–	–
Buying Order											–	–
Japanese YEN	45	–	45	–	29	–	29	–	–	–	–	–
Total	1,036	–	1,036	–	482	–	482	–	–		–	–

(Notes) 1.Calculation method for current market price

Exchange Contract Transactions............These transactions have been made based on the forward exchange rates.

2.We excluded the items that are applied hedge account from this financial year's report.

3. For derivative transactions expected to be made in October 2002, exchange contracts were made at the end of the current term in Japan.

4.For derivative transactions expected to be made in October 2001 and October 2002, exchange contracts were made at the end of the current term in Singapore.

(7) Amounts of production, orders received, sales

1. Production

Industry segments	Product amount (millions of yen)	Change Y / Y (%)
Machined components business	59,771	89.1
Electronic devices and components business	77,668	102.3
Total	137,439	96.1

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two industry segments and do not include consumption taxes.

2. Orders received

Industry segments	Orders received (millions of yen)	Change Y / Y (%)	Order backlog (millions of yen)	Change Y / Y (%)
Machined components business	58,472	105.7	32,451	87.6
Electronic devices and components business	76,329	103.8	22,873	108.5
Total	134,801	103.8	55,324	94.4

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two industry segments and do not include consumption taxes.

3. Sales

Industry segments	Sales amount (millions of yen)	Change Y / Y (%)
Machined components business	60,309	97.0
Electronic devices and components business	76,940	104.0
Total	137,249	100.3

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two industry segments and do not include consumption taxes.

BRIEF REPORT OF NON-CONSOLIDATED INTERIM FINANCIAL RESULTS

(Half year ended September 30, 2002)

November 14, 2002

Registered Company Name: MINEBEA CO., LTD.

Common Stock Listings: Tokyo, Osaka, and Nagoya

Headquarters: Nagano-ken

Code No: 6479

(URL http://www.minebea.co.jp)

Representative : Tsugio Yamamoto Representative Director -President

Contact: Sadahiko Oki Director-Accounting

Tel. (03)5434-8611

Board of Directors' Meeting for Non-consolidated interim Financial Results held on : November 14, 2002

Interim Dividend Plan: None

Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1,2002 through September 30,2002)

(1) Results of Operations (Amounts less than one million yen are omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2003 Interim	83,402	(6.9)	2,775	121.6	4,828	45.1
FY2002 Interim	89,558	(10.0)	1,252	(82.1)	3,327	(44.7)
FY2002 Annual	175,218		1,848		10,033	

	Net income (millions of yen)	% Change	Net income per share (yen)
FY2003 Interim	2,122	32.7	5.32
FY2002 Interim	1,600	(46.5)	4.01
FY2002 Annual	4,351		10.90

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,150,108 shares at September 30, 2002
399,167,695 shares at September 30, 2001
399,165,043 shares at March 31, 2002

2. Changes in accounting method: None

3. The percentages of net sales, operating income, ordinary income and net income show variance against previous interim period.

(2) Dividends

	Interim dividends per share (yen)	Annual dividends per share (yen)
FY2003 Interim	–	–
FY2002 Interim	–	–
FY2002 Annual	–	7.00

(Note) Detail of current interim dividends Not applicable.

(3) Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2003 Interim	371,735	180,906	48.7	453.24
FY2002 Interim	374,710	178,744	47.7	447.79
FY2002 Annual	376,880	181,222	48.1	454.01

(Notes) 1. Number of shares outstanding at end of term: 399,142,282 shares at September 30, 2002
399,167,589 shares at September 30, 2001
399,159,121 shares at March 31, 2002

2. Number of treasury stock at end of term: 25,413 shares at September 30, 2002
106 shares at September 30, 2001
8,574 shares at March 31, 2002

2. Prospect for current fiscal year (April 1, 2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Dividends per share	
				Year-end(yen)	Annual(yen)
Annual	165,000	10,500	5,100	7.00	7.00

(Reference) Projected net income per share(Annual): 12.78 yen

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page six and seven of the documents attached hereunder.

Non-Consolidated Interim Financial Statements and Notes

1. Non-Consolidated Interim Balance Sheets

	As of Sept. 30, 2002		As of Sept. 30,2001		Increase or (decrease) (2002-2001)		As of March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	133,885	36.0	140,779	37.6	(6,894)	(4.9)	136,349	36.2
Cash and cash equivalents	6,280		7,353		(1,072)		4,421	
Notes receivable	2,648		3,260		(612)		1,952	
Accounts receivable	40,674		45,051		(4,376)		41,533	
Inventories	10,779		12,857		(2,077)		11,377	
Short-term loans receivable from affiliates	60,949		57,725		3,223		64,632	
Deferred tax assets	4,151		4,601		(450)		3,641	
Others	8,520		10,188		(1,667)		9,024	
Allowance for doubtful receivable	(118)		(256)		138		(233)	
Fixed assets	237,841	64.0	233,904	62.4	3,936	1.7	240,513	63.8
Tangible fixed assets	32,854		34,661		(1,806)		33,435	
Intangible fixed assets	887		860		26		844	
Investments and other assets	204,098		198,382		5,715		206,233	
Investments in securities	6,269		6,920		(650)		5,488	
Investments securities in affiliates.	156,246		149,479		6,767		156,813	
Investments in partnerships with affiliates	27,608		25,069		2,539		27,608	
Long-term loans receivable from affiliates	7,700		6,952		748		7,425	
Deferred tax assets	8,240		11,333		(3,093)		10,862	
Others	1,733		2,027		(294)		1,738	
Allowance for doubtful receivable	(3,701)		(3,400)		(301)		(3,705)	
Deferred assets	8	0.0	26	0.0	(17)	(66.7)	17	0.0
Total Assets	371,735	100.0	374,710	100.0	(2,975)	(0.8)	376,880	100.0

(Notes)	Millions of yen Sept. 30 2002	Sept. 30 2001	March 31 2002
1. Accumulated depreciation of tangible fixed assets	47,967	54,350	47,175
2. Guaranteed liabilities	29,193	47,974	47,076
3. Issuance of common stock upon conversion of convertible bonds...	-	-	-
Increase on conversion of convertible bonds	-	-	-
Transferred to common stock	-	-	-
4. Issuance of common stock upon conversion of bond with warrants	-	-	-
Increase of shares on conversion of bond with warrants	-	-	-
Transferred to common stock	-	-	-

	As of Sept. 30, 2002		As of Sept. 30,2001		Increase or (decrease) (2002-2001)		As of March 31,2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	119,204	32.0	82,783	22.1	36,421	44.0	124,025	32.9
Notes payable	3,362		4,641		(1,279)		3,986	
Accounts payable	28,052		28,151		(99)		28,820	
Short-term loans payable	38,001		37,009		992		39,875	
Current portion of long-term loans payable	27,700		1,326		26,373		27,700	
Current portion of convertible bonds	13,823		-		13,823		13,823	
Accrued income taxes	45		23		21		65	
Accrued bonuses	2,116		2,284		(168)		2,090	
Allowance for loss on the liquidation of the automotive wheel business	-		1,732		(1,732)		-	
Others	6,104		7,614		(1,510)		7,664	
Long-term liabilities	71,623	19.3	113,183	30.2	(41,559)	(36.7)	71,632	19.0
Bonds	35,000		35,000		-		35,000	
Convertible bonds	27,080		40,903		(13,823)		27,080	
Bond with warrant	4,000		4,000		-		4,000	
Long-term loans payable	5,500		33,200		(27,700)		5,500	
Allowance for retirement benefits	43		80		(36)		52	
Total Liabilities	190,828	51.3	195,966	52.3	(5,137)	(2.6)	195,657	51.9
SHAREHOLDERS' EQUITY								
Common stock	68,258	18.4	68,258	18.2	-	-	68,258	18.1
Additional paid-in capital	94,756	25.5	94,756	25.3	-	-	94,756	25.1
Capital reserve	94,756		94,756		-		94,756	
Retained earnings	19,194	5.2	17,180	4.6	2,013	11.7	19,932	5.3
Earned surplus	2,085		2,085		-		2,085	
Voluntary reserve	11,500		10,000		1,500		10,000	
Unappropriated retained earnings	5,609		5,095		513		7,847	
Difference on revaluation of other marketable securities	(1,285)	(0.4)	(1,451)	(0.4)	166	11.5	(1,718)	(0.4)
	180,924	48.7	178,744	47.7	2,180	1.2	181,229	48.1
Treasury stock	(18)	(0.0)	(0)	(0.0)	(18)	-	(6)	(0.0)
Total Shareholders' Equity	180,906	48.7	178,744	47.7	2,162	1.2	181,222	48.1
Total Liabilities and Shareholders' Equity	371,735	100.0	374,710	100.0	(2,975)	(0.8)	376,880	100.0

(Note) In accordance with the revised rules concerning financial statements, financial items under Assets in Condensed Balance Sheet at the end of the interim period and at the end of the previous term are reclassified for easy comparison with fiscal years before the previous year.

2. Non-Consolidated Interim Statements of Income

	Half year ended Sept. 30, 2002		Half year ended Sept. 30, 2001		Increase or (decrease) (2002-2001)		Full year ended March 31,2002	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	83,402	100.0	89,558	100.0	(6,155)	(6.9)	175,218	100.0
Cost of sales	70,426	84.4	76,934	85.9	(6,508)	(8.5)	150,915	86.1
Gross profit	12,976	15.6	12,624	14.1	352	2.8	24,302	13.9
Selling, general and administrative expenses	10,201	12.3	11,371	12.7	(1,170)	(10.3)	22,454	12.8
Operating income	2,775	3.3	1,252	1.4	1,523	121.6	1,848	1.1
Other income	3,792	4.6	3,894	4.3	(101)	(2.6)	11,530	6.5
Interest income	490		482		8		942	
Dividends received	2,958		3,033		(75)		9,828	
Rent income of fixed assets	250		240		10		487	
Others	92		137		(44)		271	
Other expenses	1,739	2.1	1,819	2.0	(79)	(4.4)	3,345	1.9
Interest and discount charge	701		741		(39)		1,455	
Interest on bonds	632		645		(13)		1,270	
Foreign currency exchange loss	226		238		(12)		187	
Others	179		193		(13)		431	
Ordinary income	4,828	5.8	3,327	3.7	1,501	45.1	10,033	5.7
Extraordinary income	427	0.5	1,812	2.1	(1,384)	(76.4)	2,192	1.3
Gain from discharge of debts	-		682		(682)		682	
Gain on sales of fixed assets	103		329		(225)		365	
Gain on sales of investments securities in affiliates	-		-		-		250	
Liquidation dividend from affiliated company	205		-		205		-	
Reversal of allowance for doubtful receivable	118		387		(268)		398	
Reversal of allowance for loss on the liquidation of the automotive wheel business	-		413		(413)		496	
Extraordinary loss	884	1.1	1,767	2.0	(883)	(50.0)	3,969	2.3
Loss on disposal of inventories	-		709		(709)		965	
Loss on sales of fixed assets	59		96		(36)		209	
Loss on sales of investments in securities	-		-		-		6	
Loss on revaluation of investments securities	27		713		(686)		1,466	
Allowance for doubtful receivables.	-		-		-		292	
Loss on revaluation of investments securities in affiliates	550		-		550		527	
Loss on liquidation of affiliated companies	-		-		-		7	
Retirement benefit expense	247		247		-		494	
Income before income taxes	4,371	5.2	3,372	3.8	999	29.6	8,257	4.7
Income taxes (including enterprise tax)	426	0.5	277	0.3	148	53.6	801	0.4
Adjustment of income taxes	1,823	2.2	1,495	1.7	328	21.9	3,104	1.8
Total income taxes	2,249	2.7	1,772	2.0	476	26.9	3,905	2.2
Net income	2,122	2.5	1,600	1.8	522	32.7	4,351	2.5
Retained earnings brought forward from the previous period	3,486		3,495		(8)		3,495	
Unappropriated retained earnings at end of half year	5,609		5,095		513		7,847	

3. Significant Accounting Policies

(a) Valuation basis and method of significant assets

(1) Marketable securities

Investments securities in subsidiary and affiliates:	Stated at cost determined by the moving average method.
Other maketable securities:	Securities with Market Value Market value method based on market prices and other conditions at the end of the interim term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.) Securities without Market Value Non listed marketable securities are stated at cost determined by the moving average method.

(2) Inventories

Purchased goods:	Stated at cost determined by the moving average method.
Finish goods:	Stated at cost determined by the moving average method.
Raw materials:	Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.
Work in process:	Stated at cost determined by the moving average method for bearings, fasteners, and motors. Stated at cost determined respectively for measuring equipment, special motors and special machinery components.
Supplies:	Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

(b) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method based on estimated useful lives of the assets.

Useful lives and residual values are computed on the basis of the same method that is stipulated in the Corporation tax law.

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.

Useful lives are computed on the basis of the same method that is stipulated in the Corporation tax law.

However, the depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

(c) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current interim term to provide for employee retirement benefits.

Regarding the difference of 2,474 million yen arising at the time of changing accounting standards, the Company charged prorated amounts to expenses over five years and stated this extraordinary loss as retirement benefit expense.

Over the five years from the following term after the differences accrue, the Company will charge differences in mathematical calculation to expenses in accordance with the straight-line method.

(d) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date.

(e) Accounting method of significant lease transactions

The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(f) Accounting method of significant hedge transactions

The Company had no significant hedge operations to report during the interim term.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Other Significant Accounting Policie

Consumption taxes

Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

4. Notes

(a) Relating to lease transactions

Millions of yen

1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of interim (year-end) closing balance:	Half year ended Sept.30,2002 Equivalent of acquisition value	Half year ended Sept.30,2002 Equivalent of total amount of depreciation	Half year ended Sept.30,2002 Equivalent of half year-end balance	Half year ended Sept.30,2001 Equivalent of acquisition value	Half year ended Sept.30,2001 Equivalent of total amount of depreciation	Half year ended Sept.30,2001 Equivalent of half year-end balance	Full year ended March 31,2002 Equivalent of acquisition value	Full year ended March 31,2002 Equivalent of total amount of depreciation	Full year ended March 31,2002 Equivalent of year-end balance
Machinery and equipment	-	-	-	533	493	40	-	-	-
Vehicles	325	162	163	573	280	293	382	173	208
Tools, furniture and fixtures	2,615	1,386	1,229	2,843	1,514	1,329	2,623	1,281	1,341
Helicopter	-	-	-	171	164	7	-	-	-
Total	2,940	1,548	1,392	4,122	2,452	1,670	3,005	1,455	1,550

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets plus the interim (year-end) closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of interim closing (year-end) balance of unexpired lease expenses:

	Half year ended Sept.30,2002	Half year ended Sept.30,2001	Full year ended March 31,2002
within 1-year	603	712	641
over 1-year	788	958	908
Total	1,392	1,670	1,550

Because of a low ratio of the interim (year-end) closing balance of unexpired lease expenses to a total amount of the interim (year-end) closing balance of tangible fixed assets plus the interim (year-end) closing balance of unexpired lease expense, equivalent of interim (year-end) closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

	Half year ended Sept.30,2002	Half year ended Sept.30,2001	Full year ended March 31,2002
Amount of lease expenses	338	457	856
Equivalent of depreciation expenses	338	457	856

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

5. Dividends per share

	FY2003 Interim	FY2002 Interim	FY2002 Annual
	Interim (yen)	Interim (yen)	Annual (yen)
Common stock	———	———	7.00
(Breakdown)			
Memorial dividends	———	———	———
Special dividends	———	———	———
New stocks	———	———	———
Preferred stocks	———	———	———

November 14, 2002
Minebea Co., Ltd.

Supplementary Financial Data
for the First Half of Fiscal Year ending March 31, 2003

From this fiscal year we are reporting quarterly financial results.
For the above reason, income before tax and net income on quarterly basis for the last fiscal year have been omitted.

1. Consolidated Results of Operations

(Millions of yen)	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	%Change Y/Y First half*1	%Change Y/Y Full year*2
Net sales	136,882	142,462	279,344	**137,249**	134,751	272,000	+0.3%	-2.6%
Operating income	12,496	9,476	21,972	**10,176**	11,324	21,500	-18.6%	-2.1%
Ordinary income	8,952	7,043	15,995	**7,667**	8,833	16,500	-14.4%	+3.2%
Income before income taxes	8,040	4,908	12,948	**6,817**	7,683	14,500	-15.2%	+12.0%
Net income	4,384	914	5,298	**2,543**	3,957	6,500	-42.0%	+22.7%

	Fiscal year ended Mar. 02				Fiscal year ending Mar. 03		2Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	**2Q**	Q/Q*3	Y/Y*4
Net sales	69,988	66,894	68,536	73,926	72,367	**64,882**	-10.3%	-3.0%
Operating income	6,554	5,942	4,964	4,512	6,031	**4,145**	-31.3%	-30.2%
Ordinary income	4,804	4,148	3,835	3,208	4,524	**3,143**	-30.5%	-24.2%
Income before income taxes	-	-	-	-	4,203	**2,614**	-37.8%	-
Net income	-	-	-	-	1,903	**640**	-66.4%	-

2. Consolidated Sales and Income by Division

(Millions of yen)	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	%Change Y/Y First half*1	%Change Y/Y Full year*2
Machined components	62,195	59,830	122,025	**60,309**	59,191	119,500	-3.0%	-2.1%
Bearing related products	51,188	48,925	100,113	**50,058**	49,942	100,000	-2.2%	-0.1%
Other machinery components	11,006	10,905	21,911	**10,251**	9,249	19,500	-6.9%	-11.0%
Electronic devices and components	73,978	82,325	156,303	**76,940**	75,560	152,500	+4.0%	-2.4%
Rotary components	35,917	40,523	76,440	**38,933**	39,067	78,000	+8.4%	+2.0%
Other electronic devices	38,062	41,800	79,862	**38,005**	36,495	74,500	-0.1%	-6.7%
Consumer business and others	709	307	1,016	**-**	-	-	-	-
Total sales	136,882	142,462	279,344	**137,249**	134,751	272,000	+0.3%	-2.6%
Machined components	12,564	9,571	22,135	**9,163**	9,687	18,850	-27.1%	-14.8%
Electronic devices and components	-74	-88	-162	**1,013**	1,637	2,650	-	-
Consumer business and others	6	-6	-0	**-**	-	-	-	-
Total operating income	12,496	9,476	21,972	**10,176**	11,324	21,500	-18.6%	-2.1%

	Fiscal year ended Mar. 02				Fiscal year ending Mar. 03		2Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	1Q	**2Q**	Q/Q*3	Y/Y*4
Machined components	32,021	30,174	28,358	31,472	31,668	**28,641**	-9.6%	-5.1%
Bearing related products	26,299	24,889	23,166	25,759	26,420	**23,638**	-10.5%	-5.0%
Other machinery components	5,722	5,284	5,190	5,715	5,249	**5,002**	-4.7%	-5.3%
Electronic devices and components	37,624	36,354	39,879	42,446	40,699	**36,241**	-11.0%	-0.3%
Rotary components	18,412	17,505	19,435	21,088	20,793	**18,140**	-12.8%	+3.6%
Other electronic devices	19,212	18,850	20,444	21,356	19,908	**18,097**	-9.1%	-4.0%
Consumer business and others	343	366	300	7	-	**-**	-	-
Total sales	69,988	66,894	68,536	73,926	72,367	**64,882**	-10.3%	-3.0%
Machined components	7,014	5,550	4,678	4,893	5,098	**4,065**	-20.3%	-26.8%
Electronic devices and components	-457	383	296	-384	933	**80**	-91.4%	-79.1%
Consumer business and others	-3	9	-9	3	-	**-**	-	-
Total operating income	6,554	5,942	4,964	4,512	6,031	**4,145**	-31.3%	-30.2%

*1 First half % change Y/Y : First half in comparison with the first half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 2Q % change Q/Q : 2Q in comparison with 1Q
*4 2Q % change Y/Y : 2Q in comparison with 2Q of the previous fiscal year

3. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Full year ended Mar. 02	1Q ended Jun. 02	**2Q ended Sep.02**	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03
Capital expenditure	26,245	3,870	**4,149**	**8,019**	19,081	27,100
Depreciation (Including Intangible Fixed Assets)	24,385	5,823	**5,627**	**11,450**	13,650	25,100
Research and development costs	10,682	2,325	**2,457**	**4,782**	5,918	10,700

4. Exchange Rates

		Full year ended Mar. 02	1Q ended Jun. 02	**2Q ended Sep.02**	**Half year ended Sep.02**	Prospect for half year ending Mar. 03
US$	PL	125.11	128.35	**119.18**	**123.77**	122.60
	BS	133.25	119.50	**122.60**	**122.60**	122.60
S'PORE$	PL	69.05	70.81	**67.72**	**69.27**	68.98
	BS	72.36	67.71	**68.98**	**68.98**	68.98
THAI BAHT	PL	2.81	2.98	**2.84**	**2.91**	2.83
	BS	3.06	2.87	**2.83**	**2.83**	2.83
RMB	PL	15.11	15.50	**14.40**	**14.95**	14.81
	BS	16.09	14.43	**14.81**	**14.81**	14.81

5. Non-Consolidated Results of Operations

(Millions of yen)	Half year ended Sep. 01	Half year ended Mar. 02	Full year ended Mar. 02	**Half year ended Sep.02**	Prospect for half year ending Mar. 03	Prospect for the full year ending Mar. 03	%Change Y/Y	
							First half*1	Full year*2
Net sales	89,558	85,660	175,218	**83,402**	81,598	165,000	-6.9%	-5.8%
Operating income	1,252	596	1,848	**2,775**	2,725	5,500	+121.6%	+197.6%
Ordinary income	3,327	6,706	10,033	**4,828**	5,672	10,500	+45.1%	+4.7%
Income before income taxes	3,372	4,885	8,257	**4,371**	5,129	9,500	+29.6%	+15.1%
Net income	1,600	2,751	4,351	**2,122**	2,978	5,100	+32.7%	+17.2%

03 FEB 20 7:21

November 14, 2002

To Whom It May Concern

Company Name : Minebea Co., Ltd.
Representative : Tsugio Yamamoto
President and
Representative Director
(Code No. 6479 TSE Div. No.1)
Contact Person : Sadahiko Oki
Director and General
Manager of Accounting
Department
(Tel. 03-5434-8611)

Liquidation of Subsidiary

We hereby announce that our Board of Directors has resolved at a meeting on November 14, 2002 to liquidate the following subsidiary:

1. Background to Liquidation

Kuen Dar (M) Sdn. Bhd.

Kuen Dar (M) Sdn. Bhd., a Malaysian corporation and a fully-owned subsidiary of Minebea Co., Ltd., engages in production and sale of speaker boxes. We acquired the company in March 2000 with an aim to be located close to our customers, audio equipment makers, many of which were concentrated in Malaysia.

Recently, however, our customers are accelerating shift of their production bases to China. Given this fact, we have concluded that our management efficiency would be enhanced by terminating production of speaker boxes at the company and by outsourcing the production to manufacturers in China. In line with the termination of the company's manufacturing operations, we have decided to liquidate this subsidiary.

2. Outlines of the Subsidiary to be Liquidated

Company name	:	Kuen Dar (M) Sdn. Bhd.
Location	:	Malaysia
Representative	:	Takayuki Yamagishi
Capital	:	M$25,000 thousand
Shareholder and ownership	:	Minebea Co., Ltd. 100%
Purpose of business	:	Production of speaker boxes
Planned date of liquidation	:	End of September 2003

3. Impact of the Liquidation

Losses related to this liquidation have been included in the forecast of business performance for the current term that we have announced today. Therefore, there will be no impact on future forecasts of our business performance.

* * * * * *

October 1 , 2002

Minebea Co., Ltd.

< Press Release >

Introducing EVA Management System

In April 2002, Minebea Co., Ltd., headed by Tsugio Yamamoto, launched a project to study the benefits of bringing Economic Value Added (EVA) concepts into our management system. Together with the Tokyo-based consulting firm Stern Stewart , we assigned a working group consisting of manufacturing, sales and administration members, and had them study the feasibility of introducing the EVA management system. As a result of examining their final report, we have decided to introduce the EVA management system and to adopt EVA as the management index for the Minebea Group .

The Background and Purpose of the Decision

In April 1997, we created a specialized organization encompassing an inventory reduction section and a debt repayment section to focus on capital efficiency enhancement. Since then, we have been making efforts to reduce inventories and debt and have been able to achieve significant progress to date. In addition, as a result of having thoroughly controlled income plans and performance for many years by breaking down Group businesses into small income control units, we now see a profit concept penetrating throughout the Minebea Group.

To sustain this progress and to ensure further efficiency in the use of capital resources, we have decided to set up the EVA management system in cooperation with Stern Stewart. The system, using cost of capital including not only borrowing cost but also equity cost, will enable us to measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions.

As our basic business policy, we have been advocating five principles focusing on making contributions to employees, customers, shareholders, local communities and global society. Under the EVA management system, we aim to give satisfying returns to all of our stakeholders and to make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

Outlines of Units for EVA Measurement

EVA by Functional Business Unit in the Sales and the Manufacturing Divisions

EVA will be measured by functional unit such as the Manufacturing and the Sales Headquarters' divisions, all of which are performance control units. EVA by functional business unit will be an effective tool for raising awareness of capital employed among managers of each business unit and thereby enable them to make more effective use of their capital.

EVA by Product

EVA will be also measured by product. Under the current system, the Sales and the Manufacturing divisions each control performance by product separately. However, EVA by product will assess overall product performance, not product performance as controlled separately under the Sales and the Manufacturing divisions. The objective of measuring EVA by product is to clearly show how much each product contributes to business performance. EVA by product will, therefore, be a useful tool for management members when making decisions such as selective focusing of business resources and appropriate allocation of management resources.

Future Schedule for the Introduction

Following the introduction lead time from October 2002 to March 2003, we will implement the EVA management system from April 2003 according to the following phases:

1) Measuring EVA for assessment of management on a consolidated basis — to begin in April 2003

2) Assessing capital investment plans based on EVA — to start in April 2003

3) Measuring EVA by functional business unit — to begin in October 2003 after a test implementation due to start in April 2003

4) Measuring EVA by product to apply to assessment – to begin in April 2004 after a test implementation due to start in October 2003

5) Utilizing EVA in making decisions for "selection and focus of operational resources" and "appropriate allocation of management resources" — to begin in April 2004

6) Introduction of an EVA-based bonus program — to start from the winter bonus payment in 2003 (The members whom this program will be applied to, amounts to be allocated, and ratios of allocation will be decided after due deliberation during the introduction lead time.)

7) EVA-related training for managerial members — to begin in October 2002

Related Personnel Assignment

Supervisor of the Working Group for the EVA Management System Introduction Project: Mr. Ryusuke Mizukami, Senior Managing Director

Assistant Supervisor of the Working Group for the EVA Management System Introduction Project: Mr. Tamio Uchibori, Deputy General Manager of the Business Administration Department

Full-time member of the Working Group for the EVA Management System Introduction Project: Mr. Yukihiro Fujiwara, Manager of the Business Administration Department

In addition to the above-mentioned 3 members, 14 working group members including 3 directors and 3 members in charge of this project at the Sales and the Manufacturing Headquarters, totaling 20 members, will make up the Working Group for the EVA Management System Introduction Project.

Note: EVA is the registered trademark of Stern Stewart. EVA is basically calculated as follows:

EVA = Business profit after tax − Capital charge

- Business profit after tax = Pre-tax profit + Interest expense − Taxes
- Capital charge = Capital employed × Cost of capital
- Capital employed = Total assets (such as accounts receivable, inventory, and fixed assets) − Non-interest-bearing liabilities (such as accounts payable and accrued expenses)

For further information and inquires, please contact:

Minebea Co., Ltd.

Yasuaki Miyahara
Corporate Communications Office, Corporate Planning Department
Tel: +81-3-5434-8637 Fax: +81-3-5434-8607
e-mail: ymiyahar@minebea.co.jp
URL: http://www.minebea.co.jp

03 FEB ... 7:21

OUTLINE OF FINANCIAL RESULTS
FOR THE THIRD QUARTER OF FY2003, ENDED DECEMBER 31, 2002

February 6, 2003

Registered
Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Representative: Tsugio Yamamoto Representative Director-President
Contact: Sadahiko Oki Director-Accounting Tel. (03)5434-8611

Board of Directors' Meeting on the Consolidated Financial
Results held on: February 6, 2003
Adoption of U.S. Accounting Standards : None

1. Business performance (April 1,2002 through December 31,2002)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
3rd Quarter	68,723	-	5,519	-	4,036	-
9 months ended	205,973	-	15,696	-	11,703	-
FY2002 Annual	279,344		21,972		15,995	

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share (yen)
3rd Quarter	1,889	-	4.73	4.43
9 months ended	4,432	-	11.11	10.49
FY2002 Annual	5,298		13.27	12.60

(Notes) 1. Income or loss on investments for the third quarter on the equity method totaled income (0) million yen, 1 million yen in the 9 months ended and (21) million yen in FY2002.

2. Weighted average number of shares outstanding during the respective years (consolidation):
399,125,667 shares at 3rd quarter December 31,2002 399,141,932 shares 9 months ended at December 31,2002
399,165,043 shares at March 31,2002

3. Changes in accounting method: None

4. The current term being the first time for disclosing the third quarter and nine months ended business results, there are no figures for comparison at the same period last year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
3rd Quarter	320,944	103,360	32.2	258.98
FY2002 Annual	350,037	112,731	32.2	282.42

(Notes) Number of shares outstanding at end of term (consolidation):
399,104,669 shares at 3rd quarter December 31,2002 399,104,669 shares 9 months ended at December 31,2002
399,159,121 shares at March 31,2002

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financial activities (millions of yen)	Year end balance of cash and cash equivalents (millions of yen)
3rd Quarter	5,655	(4,053)	(1,568)	11,652
9 months ended	20,238	(11,900)	(10,282)	11,652
FY2002 Annual	34,017	(24,346)	(8,317)	13,952

(4) Scope of consolidation and application of equity method
Number of consolidated companies........................... 52 companies
Number of non-consolidated companies..................... None
Number of affiliated companies for equity method.... 2 companies

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: 5 companies Exclusion: None
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the current fiscal year (April 1,2002 through March 31, 2003)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Annual	272,000	16,500	6,500

(Reference) Projected net income per share(Annual) : 16.29 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.
In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.
As for the assumptions used for these forecasts and other related items, please refer to page three and four of the documents attached hereunder.

(Reference)

1. Management Performances And Financial Position

(1) Overview of the Third Quarter

①Results

During the third quarter, the Japanese economy stayed under severe conditions. Capital investment and consumer spending remained low, owing mainly to slower-than-expected recovery of overseas economies and depressed stock prices on a global basis.

The future of the U.S. economy is becoming more uncertain, owing to such factors as depressed stock prices, a growing tension in the Middle East situation, and unstable oil prices.

In the European economy, exports and production recovered temporarily. However, the pace of their recovery has begun to slow down.

With exports and consumer spending on a track to recovery, the Asian economies in general remained relatively strong. Those countries with a high degree of dependence on export to the U.S. are beginning to see a downturn in exports.

Compared with the previous quarter, demand from the information and telecommunications equipment industry - the major customer base of our mainstay products - recovered as inventory adjustments finished throughout the industry. However, competition for securing orders continued to be intense for us.

In this business climate, we redoubled our efforts not only to expand sales, but also to reduce costs by further improving efficiency of our sales and manufacturing activities, to improve product quality, and to develop high value-added products. As a result, net sales totaled ¥68,723 million, operating income amounted to ¥5,519 million, and ordinary income stood at ¥4,036 million, up ¥3,841 million (5.9%), ¥1,374 million (33.1%), and ¥893 million (28.4%), respectively, compared with the second quarter. Net income amounted to ¥1,889 million, up ¥1,249 million or 195.2% compared with the previous quarter, owing primarily to posting the income tax adjustment of ¥847 million in accordance with tax effect accounting.

(a)The Performance by Industry Segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; defense-related devices and equipment.

Ball bearing sales to the information and telecommunications equipment industry and household electrical appliance makers decreased a little, while those to the automobile industry remained strong.

The business of rod-end bearings remained in a difficult situation. Demand continued to decrease from the aerospace industry - our major market segment - after the 2001 terrorist attacks in the U.S. On the other hand, sales of pivot assemblies increased, owing to our sales expansion effort and recovery in demand from the PC-related industry.

As a result, net sales totaled ¥28,723 million and operating income amounted to ¥4,771 million, up ¥82 million (0.3%) and ¥706 million (17.4%), respectively, compared with the second quarter.

Electronic devices and components business

Our core products in this business segment include precision small motors such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; switching power supplies; and measuring instruments.

Although demand from the information and telecommunications equipment manufacturers - our primary customer base - recovered, competition for securing orders appeared to have become even fiercer. In spite of this business climate, sales of HDD spindle motors and PC keyboards increased smoothly, and also fan motors enjoyed steady sales. In the meantime, stepping motor sales remained low, and we terminated our manufacturing and sale of floppy disk drives (FDDs) in November. Notwithstanding these, net sales amounted to ¥40,000 million and operating income stood at ¥748 million, up ¥3,759 million (10.4%) and ¥668 million (835%), respectively, compared with the previous quarter.

(b)The Performance by geographical segment is as follows

Japan

Business remained in a difficult situation. In addition to stagnant economy, many of our customers shifted production to their overseas subsidiaries to cope with strong deflationary pressure. As a result, net sales decreased ¥1,303 million or 6.9% from the previous quarter to ¥17,598 million. In the meantime, operating income increased ¥727 million or 146.9% over the previous quarter to ¥1,222 million, owing mainly to declines in import prices from our overseas subsidiaries.

Asia excluding Japan

This region offers important manufacturing bases for Japanese, European, and American manufacturers of personal computers and household electrical appliances. Sales were firm owing mainly to recovery of demand from the information and telecommunications equipment industry in Japan, Europe and the U.S. and to the progress in production shift to this region by Japanese, American and European customers. As a result, net sales amounted to ¥28,233 million and operating income totaled ¥3,436 million, up ¥4,103 million (17.0%) and ¥1,041 million (43.5%), respectively, compared with the previous quarter.

North and South America

Sales of electronic devices and components such as PC keyboards, speakers, and fan motors remained strong in this region. On the other hand, demand from the aerospace industry for bearings for aircraft, such as rod-end bearings, declined after the September terrorist attacks in the U.S. This held business in this region in a difficult situation. As a result, net sales increased ¥479 million or 3.3% over the previous quarter to ¥14,900 million, while operating income fell ¥307 million or 50.7% from the previous quarter to ¥299 million.

Europe

Sales of ball bearings, rod-end bearings and other products were firm, despite a decelerating trend in the European economy. On the other hand, sales of electronic devices and components were slow. As a result, net sales stood at ¥7,991 million and operating income amounted to ¥562 million, up ¥560 million or 7.5% and down ¥87 million or 13.4%, respectively, compared with the previous quarter.

②Outlook for the full year

For the consolidated full accounting period, we expect the Japanese economy will remain stagnant for some more time, owing mainly to declines in exports following the decelerating overseas economies and to worsened conditions surrounding employment and income, as well as to sluggish personal spending, although the export environment turned around temporarily with the completion of inventory adjustments in the IT-related industry.

The future of overseas economies, which showed a temporarily recovery trend with the completion of the IT-related inventory cutback, is becoming more uncertain, owing to blight-casting factors such as declines in stock prices, the fear about possible recurrence of terrorism, a growing tension in the Middle East situation, and unstable oil prices.

(a)The Outlook by industry segment for the full year is as follows:

Machinery Components

With demand from the aerospace industry - one of our major customer bases for this product - being sluggish since last year's terrorist attacks in the U.S., the business of rod-end bearings will continue to be in a difficult situation for some time to come.

We will strive hard to expand sales of ball bearings and pivot assemblies, which are our mainstay products. Demand for these products from the information and telecommunications equipment industry - major customer base for the products - is on a recovery trend, and demand from the automobile industry is expected to remain steady. However, a fierce competition for securing orders is expected to continue in the future. We will also continue our effort to further reduce manufacturing costs of ball bearings and related mainstay products, to enhance their quality and to further improve sales efficiency, so that we will be able to improve our business performance.

Electronic Devices and Components

Despite the completion of inventory adjustments by the information and telecommunications equipment industry - the core market for this business segment, business continues to be harsh. We will strive to further expand sales of fan motors, PC keyboards and HDD spindle motors, which all enjoyed strong business in the third quarter, and to take cost-reduction measures for other core products. We will also direct our effort toward developing high value-added products and low-end products and placing them on the market, thereby contributing to enhance our business performance.

(b) The outlook by geographical segment for the full year is as follows:

Japan

We expect that, against the backdrop of sluggish demand and increasingly fierce price competition, many of our customers will promote production shift from their plants in Japan to those in other Asian countries. This will put us in a tougher sales situation. To cope with this, we will promote the efficiency of management from manufacturing to sales and to intensify the links between sales, manufacturing, and engineering groups in various parts of Japan. By so doing, we will focus our effort on enhancing business performance.

Asia excluding Japan

This region, where we have our key manufacturing bases, offers the largest market. Taking advantage of this strength, we aim to respond speedily to the production shift by our key customers to this region from Europe, the U.S. and Japan.

North and South America

We expect demand from the aerospace industry will continue to stagnate for some more time, owing primarily to declines in the number of air travelers · the aftermath of last year's atrocity by terrorists.

Europe

By consolidating our R&D centers in Europe and responding quickly to market needs, we will continue our effort toward expanding sales of bearings and other core products.

(2) Financial Position

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt.

The balance of cash and cash equivalents in the third quarter totaled ¥11,652 million, down ¥2,300 million or 16.5% from the end of the previous term.

Cash flows from various business activities during the third quarter and relevant factors are as follows:

Our all-out effort for improved business performance brought net cash inflow of ¥5,655 million from operating activities.

Expenditure for purchase of property, plant and equipment amounted to ¥4,020 million, resulting in net cash outflow of ¥4,053 million from investing activities.

Repayment of short-term and long-term loans payable totaling ¥1,713 million resulted in net cash outflow of ¥1,568 million from financing activities.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of December 31, 2002		As of March 31, 2002		Increase or (decrease)	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of Yen	%
ASSETS						
Current assets	127,245	39.6	131,548	37.6	(4,303)	(3.3)
Cash and cash equivalents	11,652		13,952		(2,300)	
Notes and accounts receivable	56,066		51,281		4,784	
Inventories	45,098		49,887		(4,788)	
Deferred tax assets	6,989		6,521		468	
Others	7,907		10,406		(2,499)	
Allowance for doubtful receivables	(469)		(501)		32	
Fixed assets	193,683	60.4	218,471	62.4	(24,787)	(11.3)
Tangible fixed assets	164,285		183,437		(19,152)	
Building and structure	97,076		102,510		(5,434)	
Machinery and transportation equipment	189,582		207,760		(18,178)	
Tools, furniture and fixtures	47,335		49,725		(2,390)	
Land	16,666		17,410		(744)	
Construction in progress	885		1,351		(465)	
Accumulated depreciation	(187,260)		(195,321)		8,061	
Intangible fixed assets	14,057		15,504		(1,446)	
Consolidation adjustments	13,128		14,594		(1,466)	
Others	929		909		19	
Investment and other assets	15,340		19,528		(4,188)	
Investment in securities	4,901		5,730		(829)	
Long-term loans receivable	212		268		(56)	
Deferred tax assets	7,966		11,143		(3,176)	
Others	2,520		2,609		(88)	
Allowance for doubtful receivables	(260)		(223)		(37)	
Deferred assets	15	0.0	17	0.0	(2)	(12.5)
Total assets	320,944	100.0	350,037	100.0	(29,093)	(8.3)

		December 31, 2002	March 31, 2002
(Note)	Treasury stock	63,026 shares	8,574 shares

	As of December 31, 2002		As of March 31, 2002		Increase or (decrease)	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of Yen	%
LIABILITIES						
Current liabilities	150,783	47.0	156,908	44.8	(6,124)	(3.9)
Notes and accounts payable	25,591		26,115		(523)	
Short-term loans payable	53,898		61,618		(7,719)	
Current portion of long-term loans payable	28,487		28,019		468	
Current portion of bond	10,000		-		10,000	
Current portion of convertible bond	13,823		13,823		-	
Accrued income taxes	2,141		4,162		(2,020)	
Accrued bonuses	1,592		3,524		(1,932)	
Others	15,247		19,645		(4,397)	
Long-term liabilities	66,523	20.7	80,301	23.0	(13,777)	(17.2)
Bonds	25,000		35,000		(10,000)	
Convertible bonds	27,080		27,080		-	
Bond with warrant	4,000		4,000		-	
Long-term loans payable	9,916		13,132		(3,216)	
Allowance for retirement benefit	226		208		17	
Others	301		880		(579)	
Total liabilities	217,307	67.7	237,209	67.8	(19,902)	(8.4)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	276	0.1	95	0.0	180	188.0
SHAREHOLDERS' EQUITY						
Common stock	68,258	21.2	68,258	19.5	-	-
Additional paid-in capital	94,756	29.5	94,756	27.1	-	-
Retainde earnings	9,206	2.9	4,774	1.3	4,432	92.8
Difference on revaluation of other marketable securities	(2,297)	(0.7)	(1,718)	(0.5)	(579)	33.7
Foreign currency translation adjustments	(66,528)	(20.7)	(53,333)	(15.2)	(13,194)	24.7
Treasury stock	(35)	(0.0)	(6)	(0.0)	(29)	-
Total shareholders' equity	103,360	32.2	112,731	32.2	(9,371)	(8.3)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	320,944	100.0	350,037	100.0	(29,093)	(8.3)

(2) Consolidated Statements of Income

	3rd Quarter ended December 31, 2002		9 months ended December 31, 2002		Year ended March 31, 2002	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	% Comp.
Net sales	68,723	100.0	205,973	100.0	279,344	100.0
Cost of sales	51,031	74.3	153,543	74.5	206,060	73.8
Gross profit	17,692	25.7	52,430	25.5	73,283	26.2
Selling, general and administrative expenses	12,172	17.7	36,733	17.9	51,311	18.3
Operating income	5,519	8.0	15,696	7.6	21,972	7.9
Other income	282	0.4	898	0.4	1,801	0.6
Interest income	50		132		586	
Dividends income	0		47		43	
Equity income of affiliates	-		1		-	
Others	232		716		1,171	
Other Expenses	1,766	2.5	4,890	2.3	7,778	2.8
Interest expenses	1,092		3,613		5,673	
Foreign currency exchange loss	320		223		827	
Equity loss of affiliates	0		-		21	
Others	352		1,053		1,256	
Ordinary income	4,036	5.9	11,703	5.7	15,995	5.7
Extraordinary income	7	0.0	29	0.0	1,727	0.6
Gain from discharge of debts	-		-		714	
Gain on sales of fixed assets	3		24		247	
Gain on sales of investment in securities	3		3		-	
Reversal of allowance for doubtful receivables	1		1		269	
Reversal of allowance for loss on the liquidation of the automotive wheel business	-		-		496	
Extraordinary loss	308	0.5	1,179	0.6	4,773	1.7
Loss on disposal of inventories	-		-		1,125	
Loss on sales of fixed assets	29		60		225	
Loss on disposal of fixed assets	118		454		386	
Loss on sales of investment In securities	-		-		6	
Loss on revaluation of investments securities	3		31		1,466	
Loss on liquidation of affiliates	-		164		937	
Retirement benefits expense	156		470		626	
Income before income taxes	3,735	5.4	10,552	5.1	12,948	4.6
Income taxes						
Current (including enterprise tax)	990		3,313		4,918	
Adjustment of income taxes	847		2,781		2,711	
Total income taxes	1,838	2.7	6,094	2.9	7,629	2.7
Minority interest in earnings of consolidated subsidiaries	8	0.0	25	0.0	20	0.0
Net income	1,889	2.7	4,432	2.2	5,298	1.9

(Note). The current term being the first time for disclosing the third quarter and nine months ended business results, there are no numerical data for comparison at the same period last year.

(3) Consolidated Statements of Retained Surplus

	3rd Quarter ended December 31, 2002	9 months ended December 31, 2002	Year ended March 31, 2002
	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS			
Additional paid-in capital at beginning of period................................	94,756	94,756	94,756
Increase of additional paid-in capital	-	-	-
Decrease of paid-in cappital.............	-	-	-
Additional paid-in capital at end of period..	94,756	94,756	94,756
RETAINED EARNINGS			
Retaind earnings at begginning of period......................................	7,317	4,774	2,533
Retaind earnings at begginning of period................................	7,317	4,774	3,303
Prior year tax effect adjustment in consolidated overseas subsidiaries..	-	-	(770)
Increase of retained earnings............	1,889	4,432	5,342
Net income................................	1,889	4,432	5,298
Increase of retained earnings for decrease of consolidated subsidiaries	-	-	43
Decrease of retained earnings..........	-	-	3,100
Decrease of retained earnings for decrease of consolidated subsidiaries	-	-	240
Cash dividends..............................	-	-	2,794
Bonus to directors and corporate auditors..	-	-	66
Retained earnings at end of period...	9,206	9,206	4,774

(Note) The current term being the first time for disclosing the third quarter and nine months ended business results, there are no numerical data for comparison at the same period last year.

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	3rd Quarter ended December 31, 2002	9 months ended December 31, 2002	Year ended March 31,2002
1.Cash Flows from Operating Activities:			
Income before income taxes	3,735	10,552	12,948
Depreciation	5,720	17,171	24,385
Amortization of consolidation adjustments	297	893	1,192
Equity loss (income) of affiliates	0	(1)	21
Interest income and dividends received	(50)	(179)	(630)
Interest expenses	1,092	3,613	5,673
Gain from discharge of debts	-	-	(714)
(Income) loss on sales of fixed assets	25	35	(21)
Loss on disposal of fixed assets	118	454	386
Loss on liquidation of affiliates	-	164	937
(Gain) loss on sales of investments securities	(3)	(3)	6
Loss on revaluation of investments securities	3	31	1,466
(Increase) decrease in notes and accounts receivable	(1,990)	(5,922)	5,691
(Increase) decrease in inventories	(967)	2,051	5,711
Increase(decrease)in notes and accounts payable	3,541	133	(4,660)
Increase (decrease) of allowance for doubtful receivables	(16)	52	(383)
Increase(decrease) in accrued bonuses	(3,208)	(1,817)	5
Decrease of allowance for the liquidation of the automotive wheel business	-	-	(2,762)
Increase (decrease) in retirement allowance	3	17	(32)
Payment of bonuses to directors and corporate auditors	-	(66)	(122)
Others	(295)	437	(6,094)
Sub-total	8,007	27,618	43,004
Receipt of interest and dividends	12	114	598
Payment of interest	(808)	(3,482)	(4,596)
Payment of income taxes	(1,556)	(4,011)	(4,988)
Net cash provided by operating activities	5,655	20,238	34,017
2.Cash Flows from Investing Activities:			
Expenditure for purchase of property, plant and equipment	(4,020)	(12,039)	(26,245)
Proceeds from sales of property, plant and equipment	62	216	1,409
Purchase of investment in securities	(99)	(159)	(1)
Proceeds from sales of investment in securities	7	7	285
Payments for purchase of investment in subsidiaries with a change of the scope of consolidation	-	-	(53)
Proceeds from sales of subsidiaries with a change of the scope of consolidation	-	-	0
Long term loans receivables	(12)	(149)	(540)
Recovery of long term loans receivables	32	204	521
Others	(23)	20	278
Net cash used in investing activities	(4,053)	(11,900)	(24,346)
3.Cash Flows from Financing Activities:			
Decrease in short-term loans payable	(1,100)	(5,669)	(3,354)
Long term loans payable	-	-	513
Repayment of long term loans payable	(613)	(1,952)	(2,485)
Purchase of treasury stock	(17)	(29)	(1)
Dividends paid	-	(2,794)	(2,794)
Dividends paid to minority shareholders	-	-	(31)
Paid-in capital from minority shareholders	163	163	-
Others	-	-	(163)
Net cash used in financing activities	(1,568)	(10,282)	(8,317)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	(15)	(355)	669
5.Net increase(decrease) in cash and cash equivalents	17	(2,300)	2,022
6.Cash and Cash Equivalents at Beginning of period	11,634	13,952	11,930
7.Cash and Cash Equivalents at End of period	11,652	11,652	13,952

(Note) The current term being the first time for disclosing the third quarter and nine months ended business results, there are no numerical data for comparison at the same period last year.

3. Segment Information

(1) By industry segments

(Amount: millions of yen)

	3rd Quarter				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers	28,723	40,000	68,723	–	68,723
(2) Sales to other segment	1,296	–	1,296	(1,296)	–
Total	30,019	40,000	70,020	(1,296)	68,723
Operating expense	25,248	39,252	64,500	(1,296)	63,204
Operating income	4,771	748	5,519	–	5,519
2. Assets, depreciation and capital expenditure Assets	176,400	224,857	401,257	(80,312)	320,944
Depreciation	2,701	3,019	5,720	–	5,720
Capital expenditure	1,454	2,585	4,040	–	4,040

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business

.........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

3. Having sold our holdings in Actus, a furniture and interior décor product sales subsidiary, in fiscal year 2001, we have withdrawn from the consumer business and others, and thus will not report sales or earnings in this industry category in the current term or thereafter.

(Amount: millions of yen)

	9 months ended				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales (1) Sales to customers	89,032	116,940	205,973	–	205,973
(2) Sales to other segment	6,573	–	6,573	(6,573)	–
Total	95,606	116,940	212,547	(6,573)	205,973
Operating expense	81,672	115,178	196,851	(6,573)	190,277
Operating income	13,934	1,762	15,696	–	15,696
2. Assets, depreciation and capital expenditure Assets	176,400	224,857	401,257	(80,312)	320,944
Depreciation	7,663	9,507	17,171	–	17,171
Capital expenditure	3,442	8,777	12,219	–	12,219

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business

.........................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

3. Having sold our holdings in Actus, a furniture and interior décor product sales subsidiary, in fiscal year 2001, we have withdrawn from the consumer business and others, and thus will not report sales or earnings in this industry category in the current term or thereafter.

(Amount: millions of yen)

	FY2002					
	Machined components business	Electronic devices and components business	Consumer business and others	Sub-total	Elimination	Total
1. Total sales and operating income						
Total sales						
(1) Sales to customers	122,025	156,303	1,016	279,344	–	279,344
(2) Sales to other segment	8,336	–	–	8,336	(8,336)	–
Total	130,361	156,303	1,016	287,679	(8,336)	279,344
Operating expense	108,225	156,466	1,016	265,707	(8,336)	257,371
Operating income	22,135	(162)	(0)	21,972	–	21,972
2. Assets, depreciation and capital expenditure						
Assets	205,919	231,806	745	438,472	(88,434)	350,037
Depreciation	9,489	14,891	5	24,385	–	24,385
Capital expenditure	7,963	18,485	5	26,453	–	26,453

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business

.............................Small motors, PC keyboards, Speakers, Transformers, FDD sub assemblies, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(c) Consumer business and others.......................Furniture and interior, etc.

(2) By geographical segments

(Amount: millions of yen)

	3rd Quarter						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	17,598	28,233	14,900	7,991	68,723	-	68,723
(2) Sales to other segment	28,992	26,301	688	551	56,533	(56,533)	-
Total	46,590	54,535	15,588	8,542	125,257	(56,533)	68,723
Operating expense	45,368	51,099	15,289	7,980	119,737	(56,533)	63,204
Operating income	1,222	3,436	299	562	5,519	-	5,519
2. Assets	173,411	194,629	34,603	24,248	426,892	(105,948)	320,944

(Amount: millions of yen)

	9 months ended						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	55,931	80,225	45,127	24,689	205,973	-	205,973
(2) Sales to other segment	85,046	79,126	1,812	2,931	168,916	(168,916)	-
Total	140,977	159,351	46,939	27,621	374,890	(168,916)	205,973
Operating expense	138,604	148,731	45,801	26,057	359,194	(168,916)	190,277
Operating income	2,373	10,620	1,138	1,563	15,696	-	15,696
2. Assets	173,411	194,629	34,603	24,248	426,892	(105,948)	320,944

(Amount: millions of yen)

	FY2002						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	83,704	95,883	63,569	36,186	279,344	-	279,344
(2) Sales to other segment	92,865	107,444	3,508	4,548	208,366	(208,366)	-
Total	176,569	203,327	67,077	40,735	487,710	(208,366)	279,344
Operating expense	175,802	185,941	65,109	38,885	465,738	(208,366)	257,371
Operating income	767	17,386	1,968	1,850	21,972	-	21,972
2. Assets	195,304	201,541	38,088	25,194	460,129	(110,091)	350,037

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe...United Kingdom, Germany, France, Italy

(3) Overseas Sales

(Amount: millions of yen)

	3rd Quarter			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	28,029	14,297	8,543	50,870
2. Total sales				68,723
3. Overseas sales on total sales	40.8%	20.8%	12.4%	74.0%

(Amount: millions of yen)

	9 months ended			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	79,625	43,673	25,970	149,269
2. Total sales				205,973
3. Overseas sales on total sales	38.7%	21.2%	12.6%	72.5%

(Amount: millions of yen)

	FY2002			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	96,758	60,733	38,832	196,323
2. Total sales				279,344
3. Overseas sales on total sales	% 34.6	% 21.7	% 13.9	% 70.3

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

4. Marketable securities

(1) Marketable securities

(Amount: millions of yen)

Classification	As of December 31,2002			As of March 31,2002		
	Acquisition Value	Book Value	Difference	Acquisition Value	Book Value	Difference
Other marketable securities with quoted market values.	7,417	3,588	(3,829)	7,260	4,397	(2,863)
Total	7,417	3,588	(3,829)	7,260	4,397	(2,863)

(2) Other marketable securities

(Amount: millions of yen)

Classification	As of December 31, 2002	As of March 31, 2002
	Book Value	Book Value
Other marketable securities	1,104	1,333
Total	1,104	1,333

(Note) Non-listed stock (Except for stock at over the counter)

5 . Amounts of production, orders received, sales

(1) Production (Amount: millions of yen)

Industry segments	3rd Quarter	9 months ended	FY2002
Machined components business	31,165	90,936	124,604
Electronic devices and components business	41,346	119,014	154,490
Total	72,511	209,950	279,094

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

Industry segments	3rd Quarter		9 months ended		FY2002	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	29,259	32,987	87,731	32,987	112,414	34,288
Electronic devices and components business	40,559	23,432	116,889	23,432	158,253	23,483
Consumer business and others	—	—	—	—	826	—
Total	69,818	56,419	204,621	56,419	271,493	57,771

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

Industry segments	3rd Quarter	9 months ended	FY2002
Machined components business	28,723	89,032	122,025
Electronic devices and components business	40,000	116,940	156,303
Consumer business and others	—	—	1,016
Total	68,723	205,973	279,344

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

February 6, 2003
Minebea Co., Ltd.

Supplementary Financial Data
for the Third Quarter of Fiscal Year ending March 31, 2003

From this fiscal year we are reporting quarterly financial results.
For the above reason, income before tax and net income on quarterly basis for the last fiscal year have been omitted.

1. Consolidated Results of Operations

	Fiscal year ended Mar. 02					Fiscal year ending Mar. 03			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Net sales	69,988	66,894	68,536	73,926	279,344	72,367	64,882	**68,723**	+5.9%	+0.3%
Operating income	6,554	5,942	4,964	4,512	21,972	6,031	4,145	**5,519**	+33.1%	+11.2%
Ordinary income	4,804	4,148	3,835	3,208	15,995	4,524	3,143	**4,036**	+28.4%	+5.2%
Income before income taxes	-	-	-	-	12,948	4,203	2,614	**3,735**	+42.9%	-
Net income	-	-	-	-	5,298	1,903	640	**1,889**	+195.2%	-

2. Consolidated Sales and Income by Division

	Fiscal year ended Mar. 02					Fiscal year ending Mar. 03			3Q %Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full Year	1Q	2Q	3Q	Q/Q*1	Y/Y*2
Machined components	32,021	30,174	28,358	31,472	122,025	31,668	28,641	**28,723**	+0.3%	+1.3%
Bearing related products	26,299	24,889	23,166	25,759	100,113	26,420	23,638	**23,845**	+0.9%	+2.9%
Other machinery components	5,722	5,284	5,190	5,715	21,911	5,249	5,002	**4,879**	-2.5%	-6.0%
Electronic devices and components	37,624	36,354	39,879	42,446	156,303	40,699	36,241	**40,000**	+10.4%	+0.3%
Rotary components	18,412	17,505	19,435	21,088	76,440	20,793	18,140	**20,521**	+13.1%	+5.6%
Other electronic devices	19,212	18,850	20,444	21,356	79,862	19,908	18,097	**19,480**	+7.6%	-4.7%
Consumer business and others	343	366	300	7	1,016	-	-	**-**	-	-
Total sales	69,988	66,894	68,536	73,926	279,344	72,367	64,882	**68,723**	+5.9%	+0.3%
Machined components	7,014	5,550	4,678	4,893	22,135	5,098	4,065	**4,771**	+17.4%	+2.0%
Electronic devices and components	-457	383	296	-384	-162	933	80	**748**	+835.0%	+152.7%
Consumer business and others	-3	9	-9	3	-0	-	-	**-**	-	-
Total operating income	6,554	5,942	4,964	4,512	21,972	6,031	4,145	**5,519**	+33.1%	+11.2%

*1 3Q % change Q/Q : 3Q in comparison with 2Q
*2 3Q % change Y/Y : 3Q in comparison with 3Q of the previous fiscal year

3. Prospect for the Fiscal Year ending March 31, 2003

Full year forecasts announced on November 14, 2002 remain unchanged.

(Millions of yen)	Full year ending Mar. 03
Net sales	272,000
Operating income	21,500
Ordinary income	16,500
Income before income taxes	14,500
Net income	6,500

4. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Full year ended Mar. 02	1Q ended Jun. 02	2Q ended Sep.02	3Q ended Dec. 02
Capital expenditure	26,245	3,870	4,149	4,020
Depreciation (Including Intangible Fixed Assets)	24,385	5,823	5,627	5,720
Research and development costs	10,682	2,325	2,457	2,493

5. Exchange Rates

		Full year ended Mar. 02	1Q ended Jun. 02	2Q ended Sep.02	3Q ended Dec. 02
US$	PL	125.11	128.35	119.18	122.73
	BS	133.25	119.50	122.60	119.90
S'PORE$	PL	69.05	70.81	67.72	69.32
	BS	72.36	67.71	68.98	69.16
THAI BAHT	PL	2.81	2.98	2.84	2.83
	BS	3.06	2.87	2.83	2.77
RMB	PL	15.11	15.50	14.40	14.84
	BS	16.09	14.43	14.81	14.49

Minebea Co.,Ltd.

Minebea

57th Business Term Semiannual Business Report

April 1, 2002 ▶ September 30, 2002

To Our Shareholders

The business results for the 57th Business Term will be reported at our Ordinary General Meeting of Shareholders scheduled to be held in June 2003. The business results for the current interim term (April 1, 2002 - September 30, 2002) are as follows.

During the current interim term, Japan's economic conditions remained tough, owing to weak domestic demand, declined capital investment, sluggish personal consumption and other factors, although exports recovered with the completion of inventory adjustment measures by IT-related industries. The United States economy, underpinned by the end of inventory reduction by IT-related industries and brisk personal consumption, registered tones of recovery at the beginning of the current interim term. Nevertheless, business conditions became increasingly tough, owing to sharp drops in stock prices and other factors caused by high-tech companies' poor performance and public distrusts toward corporate accounting. The European economies also remained weak, mainly owing to sluggish growth in personal consumption, although they rebounded in exports with the completion of IT-related inventory adjustments. The Asian economies progressed relatively firm, primarily due to rebounds in exports and personal consumption.

The information and telecommunications equipment market, which is the mainstay market of our core products, showed a temporary rebound in demand with the completion of its inventory adjustments, but it remained tough after June this year.

Under these business circumstances, we strove to further enhance the efficiency of sales and manufacturing activity. At the same time, we also made efforts to improve product quality and to attain the development of higher value-added products.

■ Consolidated Business Results

During the current interim period, net sales rose 367 million yen (0.3%) from the preceding year, to 137,249 million yen.

However, compared with the previous interim term, operating income and ordinary income fell 2,320 million yen (-18.6%) and 1,284 million yen (-14.4%), respectively, to 10,176 million yen and 7,667 million yen, mainly due to sever price competition. Also, net income decreased 1,840 million yen (-42.0%) from the preceding year, to 2,543 million yen, owing to posting the adjustment of income taxes of 1,934 million yen in accordance with tax effect accounting and other factors.

■ Non-Consolidated Business Results

During the current interim period, net sales fell 6,155 million

■ Net Sales



(Unit: millions of yen)
Non-Consolidated
Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2001
FY2002
FY2003 Interim

■ Operating Income



(Unit: millions of yen)
Non-Consolidated
Consolidated
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
FY2001
FY2002
FY2003 Interim

■ Ordinary Income



(Unit: millions of yen)
Non-Consolidated
Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2001
FY2002
FY2003 Interim

yen (-6.9%) from the preceding year, to 83,402 million yen. However operating income and ordinary income increased 1,523 million yen (121.6%) and 1,501 million yen (45.1%), respectively, to 2,775 million yen and 4,828 million yen, mainly due to falls in the import prices of products from our overseas subsidiaries.

Net income increased 522 million yen (32.7%) from the preceding year, to 2,122 million yen, despite adjustment of income taxes in accordance with the tax effect accounting.

■ Outlook for The Next Term

Regarding the consolidated full accounting period, we expect that Japan's economy will continue to stagnate for some time, mainly due to deteriorated employment and income, as well as to weak personal consumption, although the export environment has turned around with the completion of IT-related stock cutbacks.

In overseas economies, the inventory adjustment by IT-related industries has almost run its course, but uncertainty is increasing with the collapse in stock prices, possible recurrence of terrorist attacks and concerns about the Middle East situation.

Under this severe business climate, we intend to enhance and further expand our manufacturing and sales activities, in order to improve business results.

I look forward to your continuous support and guidance.





Tsugio Yamamoto
President and
Representative Director
December 2002

■ Net Income


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
15,000
12,000
9,000
6,000
3,000
0
FY2001
FY2002
FY2003 Interim

■ Total Assets


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
500,000
400,000
300,000
200,000
100,000
0
FY2001
FY2002
FY2003 Interim

■ Shareholders' Equity


(Unit: millions of yen)
■ Non-Consolidated ■ Consolidated
200,000
150,000
100,000
50,000
0
FY2001
FY2002
FY2003 Interim

The Performance by Industry Segment

■ Machined components business

Our products included in this business category are: ball bearings, which are our mainstay product; mechanical components, such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. The ball bearings business remained strong as a whole. Particularly, sales to the industries of household electrical appliances and automobiles were firm. In sales to the information and telecommunications equipment industry, demand recovered temporarily, mainly due to the completion of its inventory adjustments, but it trended downward after June this year.

Also, in the business of rod-end bearings, demand decreased from the aerospace industry, which is our leading market segment, after last year's terrorist attacks in the United States. This put us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,886 million yen (-3.0%) and 3,401 million yen (-27.1%), respectively, to 60,309 million yen and 9,163 million yen.

■ Electronic devices business

Our core products in this business category are: precision small motors, such as HDD spindle motors, fan motors and stepping motors; PC keyboards; speakers; magnetic optical disk drives; switching power supplies; and measuring instruments.

Demand saw sluggish growth from the information and telecommunications equipment industry, which is our key customer base, while price competition became even more intensified. Under these circumstances, although sales of stepping motors remained sluggish, sales of fan motors expanded and the business of PC keyboards was also firm. Regarding HDD spindle motors, sales for the first quarter of the year grew favorably, while those for the second quarter fell temporarily, mainly due to low demand. However, overall second-half sales increased considerably. As a result, compared with the previous interim term, net sales and operating income rose 2,962 million yen (4.0%) and 1,087 million yen, respectively, to 76,940 million yen and 1,013 million yen.

■ Changed in Net Sales and Operating Income (Industry)



Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
Operating Income
(Unit: millions of yen)
40,000
30,000
20,000
10,000
0
-500
151,910
23,906
156,303
22,135
△162
76,940
1,013
9,163
Net Sales Operating Income
FY2001
Net Sales Operating Income
FY2002
Net Sales Operating Income
FY2003 Interim

From the current interim term onward, no data is included with regard to Consumer Business, from which we have completely withdrawn.
(FY2001 : Net sales 10,674 million yen, Operating Income 812 million yen.
FY2002 : Net sales 1,016 million yen, Operating Income 0 million yen.)

The Performance by Geographical Segment

■ Japan

In Japan, many of our customers were shifting production to their overseas subsidiaries to cope with the current tough deflation. In addition, demand was weak from the information and telecommunications equipment industry. As a result, compared with the previous interim term, net sales fell 6,052 million yen (-13.6%), to 38,332 million yen. However, operating income rose 703 million yen (156.9%) year on year, to 1,151 million yen, primarily due to falls in the import prices of products from our overseas subsidiaries.

■ Asia

For Japanese, European and American manufacturers of personal computers and household electrical appliances, Asia is an important region as their manufacturing bases. Although we were adversely affected by a slow recovery of demand for information and telecommunications equipment in Japan, Europe and the United States, sales in the region were firm, mainly owing to progress in the transfer of production to this region by Japanese customers. On the other hand, however, price cutting became intensified as production was expanding in this region. As a result, compared with the previous interim term, net sales rose 7,785 million yen (17.6%), to 51,991 million yen, while operating income fell 2,399 million yen (-25.0%), to 7,184 million yen.

■ North and South America

In North and South America, sales of electronic devices and components, such as PC keyboards, speakers and fan motors, remained firm. On the other hand, however, demand for rod-end bearings and other products declined from the aerospace industry — our leading market segment — after last year's terrorists attacks in the United States. This placed us in a difficult situation throughout the interim term. As a result, compared with the previous interim term, net sales and operating income fell 1,045 million yen (-3.3%) and 399 million yen (-32.2%), respectively, to 30,227 million yen and 839 million yen.

■ Europe

In Europe, sales of ball bearings, rod-end bearings and other products were firm amid a stronger decelerating trend in its economy, while sales of electronic devices and components saw sluggish growth. As a result, net sales and operating income fell 321 million yen (-1.9%) and 224 million yen (-18.3%) year on year, respectively, to 16,697 million yen and 1,001 million yen.

■ Changed in Net Sales and Operating Income (Geographical)



Europe
North & South America
Asia
Japan
Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
300,000
250,000
200,000 40,000
150,000 30,000
100,000 20,000
50,000 10,000
0 0
35,296
74,067
117,141
1,284
15,173
11,883
36,186
95,883
83,704
17,368
767
16,697
51,991
38,332
1,001
7,184
1,151
Net Sales Operating Income
FY2001
FY2002
FY2003 Interim

Minebea Allies with Matsushita Electric Industrial Co., Ltd. for Motor Business

Minebea has recently reached an agreement with Matsushita Electric Industrial Co., Ltd. (Matsushita) on a business alliance concerning hard disk drive (HDD) spindle motors and fan motors.

Small motors, one of our mainstay products, are expected to find an expanded market with applications, currently oriented toward personal computers (PCs), extending into digital home appliances .

The two companies hope to achieve further growth of and increased earnings from their small motor business through close collaboration by linking Matsushita's cutting-edge product development technology with Minebea's ultra-precision machining and mass production technologies.

Alliance for HDD spindle motor business

Production of FDB motors for 2.5-inch HDDs, designed by Matsushita's Motor Company division, will be consigned to Minebea.

Alliance for fan motor business

Matsushita and Minebea, by combining their proprietary technologies, will jointly develop DC axial flow fan motors, while Matsushita will consign production of its fan motors to Minebea.


NMB
NMB

Fan motc



HDD spindle motors

Minebea Introduces "EVA® Management System"

In April 2002, Minebea Co., Ltd launched a project to study the benefits of bringing Economic Value Added (EVA) concepts into our management system. Together with consulting firm Stern Stewart, we have assigned a working group consisting of manufacturing, sales and administration members and had them studied the feasibility of introducing the EVA management system. As a result of examining their final report, we have decided to introduce the EVA management system to adopt EVA as the management index for the Minebea Group.

In April 1997, we created a specialized organization encompassing an inventory reduction section and a debt repayment section to focus on capital efficiency enhancement. Since then, we have been making efforts to reduce inventories and debts and have been able to make significant progress to date. In addition, as a result of having thoroughly controlled income plans and performance for many years by breaking down Group businesses into small income control units, we now see a profit concept having penetrated throughout the Minebea Group.

To ensure the further efficiency of capital resources based on this progress, we have decided to set up the EVA management system in cooperation with Stern Stewart. The system, using cost of capital including not

For further details, visit our web site at ***http://www.minebea.co.jp/english/*** and refer to the News contained in our relative press release.

Minebea's Joint Venture Makes Keyboard in China

We have decided to establish a joint venture company in Singapore with the Huan Hsin Group to make personal computer (PC) keyboards in China. The PC keyboards will be produced at a factory that is wholly owned by the joint venture firm and located at the Ming Hang district in Shanghai, China.

Minebea is a world's leading maker of PC keyboards with a global market share of about 20%. Its product development capability and mass-production technology has given Minebea an unmatched competitive edge.

Japanese, North American and European PC makers are shifting their production to China (notably around Shanghai). In the meantime, competing keyboard manufacturers from Taiwan have been producing their keyboards in China, and prices are likely to decline further.

Under these circumstances, we will be well positioned to achieve significant expansion in the keyboard business and improved profitability by combining Minebea's product development capacity and production technology with the business speed of the Huan Hsin and the manufacturing cost in China.

Outline of the Huan Hsin Group

The Huan Hsin Group, headquartered in Singapore, is a Taiwanese maker of electronic components and devices and has been operating in Shanghai since 1993. Over the years, Huan Hsin has expanded its operations extending from mold fabrication to finished product assembly, thereby evolving into an integrated contract manufacturer and supplier of telecommunications and electronic products for major customers on OEM and ODM basis around the world.



PC keyboards

only borrowing cost but also equity cost, will enable us to measure on a monthly basis EVA by product and EVA by functional business unit in the Sales and the Manufacturing divisions.

Under the EVA management system, we aim to give satisfying returns to all of our stakeholders and to make strategic decisions on such issues as selective focusing of business resources and appropriate allocation of management resources from the EVA-creating viewpoint. By so doing, we are committed to enhancing our corporate values.

EVA® is the registered trademark of Stern Stewart and is basically calculated as follows:

EVA = Business profit after tax - Cost of capital

· Business profit after tax = Pre-tax profit + Interest expense - Taxes

· Cost of capital = Fund used X Cost of capital ratio

· Fund used = Total assets (such as accounts receivable,inventory, and fixed assets) - Non-interest-bearing debt (such as accounts payable and accrued expenses)

Investors

**In July 2002, we implemented an overall renewal of our home page to provide you with more information and to make improvements in its ease of use.
Please make good use of investor information as its contents have been upgraded.**

http://www.minebea.co.jp/english/ >>> Please click Investors.


Notices of ordinary general meetings of shareholders and summaries of presentation at the meetings are shown.
From the 56th Business Term, public notices of financial statements are also shown in Investors.
Contents of presentation, such as explanatory meetings for business results and technical announcement meetings, and related questions and answers, are shown in the form of slide shows and texts, in addition to audio visual presentation.
"Results and Financial Data" page is newly set up.
Full-year and quarterly results, estimates and major financial indexes are shown.
Consolidated financial statements for the past 10 years can be downloaded into a spreadsheet.

In the current term, we began disclosing quarterly results.

Consolidated Balance Sheet

● Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2003 Interim (as of September 30,2002)	Fiscal year 2002 Interim (as of September 30,2001)	Fiscal year 2002 (as of March 31, 2002)
Current Assets	**127,497**	**135,282**	**131,548**
Cash and cash equivalents	11,634	15,748	13,952
Notes and accounts receivable	54,109	48,851	51,281
Inventories	44,503	51,174	49,887
Others	17,781	19,988	16,928
Allowance for doubtful receivables	(531)	(481)	(501)
Fixed Assets	**200,586**	**202,643**	**218,471**
Tangible fixed assets	168,702	165,988	183,437
Intangible fixed assets	14,507	15,444	15,504
Investments and other assets	17,375	21,209	19,528
Deferred Assets	**22**	**107**	**17**
Total Assets	**328,106**	**338,032**	**350,037**
Liabilities			
Current Liabilities	**144,523**	**116,432**	**156,908**
Notes and accounts payable	22,291	25,142	26,115
Short-term loans payable	55,272	62,684	61,618
Current portion of long-term loans payable	27,994	2,443	28,019
Current portion of convertible bonds	13,823	—	13,823
Others	25,142	26,160	27,332
Long-term Liabilities	**77,752**	**121,696**	**80,301**
Bonds	35,000	35,000	35,000
Convertible bonds	27,080	40,903	27,080
Bonds with warrant	4,000	4,000	4,000
Long-term loans payable	11,142	40,172	13,132
Others	530	1,620	1,089
Total Liabilities	**222,276**	**238,128**	**237,209**
Minority Interest in Consolidated Subsidiaries	**107**	**116**	**95**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**	**94,756**
Retained earnings	**7,317**	**6,676**	**4,774**
Difference on revaluation of other marketable securities	**(1,284)**	**(1,451)**	**(1,718)**
Foreign currency translation adjustments	**(63,308)**	**(68,449)**	**(53,333)**
Treasury stock	**(18)**	**(0)**	**(6)**
Parent company stock held by its subsidiaries	**—**	**(3)**	**—**
Total Shareholders' Equity	**105,721**	**99,787**	**112,731**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**328,106**	**338,032**	**350,037**

Note: Amounts less than one million yen are omitted.

● Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Sept. 2002)
Ordinary Income and Expenses			
Operating income and expenses			
Net sales	137,249	136,882	279,344
Cost of sales	102,511	98,935	206,060
Gross profit	34,737	37,946	73,283
Selling, general and administrative expenses	24,561	25,449	51,311
Operating income	10,176	12,496	21,972
Other income and expense			
Other income	713	934	1,801
Interest income	81	140	586
Dividends income	47	42	43
Equity income of alliliates	2	—	—
Foreign currency exchange gain	97	—	—
Others	484	751	1,171
Other expense	3,222	4,479	7,778
Interest expenses	2,520	2,930	5,673
Equity loss of alliliates	—	32	21
Foreign currency exchange loss	—	837	827
Others	701	678	1,256
Ordinary income	7,667	8,952	15,995
Extraordinary Income and Loss			
Extraordinary income	21	1,522	1,727
Gain from discharge of debts	—	714	714
Gain on sales of fixed assets	21	164	247
Reversal of allowance for doubtful receivables	—	231	269
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	413	496
Extraordinary loss	871	2,434	4,773
Loss on disposal of inventories	—	842	1,125
Loss on sales of fixed assets	30	52	225
Loss on disposal of fixed assets	335	100	386
Loss on sales of investments in securities	—	—	6
Loss on revaluation of investments securities	27	713	1,466
Loss on liquidation of affiliates companies	164	411	937
Retirement benefit expense	313	313	626
Income before income taxes	6,817	8,040	12,948
Total income taxes	4,256	3,645	7,629
Minority interest in earnings of consolidated subsidiaries	16	10	20
Net income	2,543	4,384	5,298

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Earnings (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Accumulated surplus at beginning of interim period (full year) (or Accumulated deficit at beginning of interim period (full year))	4,774	2,533	2,533
Increase of accumulated surplus	2,543	4,384	5,342
Net income	2,543	4,384	5,298
Others	—	—	43
Decrease of accumulated surplus	—	240	3,100
Cash dividends	—	—	2,794
Bonus to directors and corporate auditors	—	—	66
Others	—	240	240
Accumulated surplus at end of interim period (full year)	7,317	6,676	4,774

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Cash Flows from Operating Activities	14,583	17,656	34,017
Cash Flows from Investing Activities	(7,846)	(12,596)	(24,346)
Cash Flows from Financing Activities	(8,713)	(1,039)	(8,317)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(340)	(202)	669
Net Increase (Decrease) in Cash and Cash Equivalents	(2,317)	3,817	2,022
Cash and Cash Equivalents at beginning of year	13,952	11,930	11,930
Cash and Cash Equivalents at end of interim period (full year)	11,634	15,748	13,952

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

	Fiscal year 2003 Interim (as of September 30, 2002)	Fiscal year 2002 Interim (as of September 30, 2001)	Fiscal year 2002 (as of March 31, 2002)
Assets			
Current Assets	**133,885**	**140,779**	**136,349**
Cash and cash equivalents	6,280	7,353	4,421
Notes receivable	2,648	3,260	1,952
Accounts receivable	40,674	45,051	41,533
Inventories	10,779	12,857	11,377
Short-term loans receivable from subsidiaries	60,949	57,725	64,632
Deferred tax assets	4,151	4,601	3,641
Others	8,520	10,188	9,024
Allowance for doubtful receivable	(118)	(256)	(233)
Fixed Assets	**237,841**	**233,904**	**240,513**
Tangible fixed assets	**32,854**	**34,661**	**33,435**
Intangible fixed assets	**887**	**860**	**844**
Investments and other assets	**204,098**	**198,382**	**206,233**
Investments in securities	6,278	6,929	5,497
Investments securities in subsidiaries	156,237	149,469	156,804
Investments in partnerships with subsidiaries	27,608	25,069	27,608
Long-term loans receivable from subsidiaries	7,700	6,952	7,425
Long-term deferred tax assets	8,240	11,333	10,862
Others	1,733	2,027	1,738
Allowance for doubtful receivable	(3,701)	(3,400)	(3,705)
Deferred Assets	**8**	**26**	**17**
Total Assets	**371,735**	**374,710**	**376,880**
Liabilities			
Current Liabilities	**119,204**	**82,783**	**124,025**
Notes payable	3,362	4,641	3,986
Accounts payable	28,052	28,151	28,820
Short-term loans payable	38,001	37,009	39,875
Current portion of long-term loans payable	27,700	1,326	27,700
Current portion of convertible bonds	13,823	—	13,823
Accrued income taxes	45	23	65
Accrued bonuses	2,116	2,284	2,090
Allowance for loss on the liquidation of the automotive wheel business	—	1,732	—
Others	6,104	7,614	7,664
Long-term Liabilities	**71,623**	**113,183**	**71,632**
Bonds	35,000	35,000	35,000
Convertible bonds	27,080	40,903	27,080
Bonds with warrant	4,000	4,000	4,000
Long-term loans payable	5,500	33,200	5,500
Allowance for retirement benefits	43	80	52
Total Liabilities	**190,828**	**195,966**	**195,657**
Shareholders' Equity			
Common stock	**68,258**	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**	**94,756**
Capital reserve	94,756	94,756	94,756
Retained earnings	**19,194**	**17,180**	**19,932**
Earned surplus	2,085	2,085	2,085
Voluntary reserve	11,500	10,000	10,000
Unappropriated retained earnings	5,609	5,095	7,847
[including current net income]	[2,122]	[1,600]	[4,351]
Difference on revaluation of other marketable securities	**(1,285)**	**(1,451)**	**(1,718)**
Treasury stock	**(18)**	**(0)**	**(6)**
Total Shareholders' Equity	**180,906**	**178,744**	**181,222**
Total Liabilities and Shareholders' Equity	**371,735**	**374,710**	**376,880**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2003 Interim (Apr. thru Sept. 2002)	Fiscal year 2002 Interim (Apr. thru Sept. 2001)	Fiscal year 2002 (Apr. 2001 thru Mar. 2002)
Ordinary Income and Expenses			
Operating income and expenses			
Operating income	**83,402**	**89,558**	**175,218**
Net sales	83,402	89,558	175,218
Operating expenses	**80,627**	**88,306**	**173,369**
Cost of sales	70,426	76,934	150,915
Selling, general and administrative expenses	10,201	11,371	22,454
Operating income	**2,775**	**1,252**	**1,848**
Other income and expense			
Other income	**3,792**	**3,894**	**11,530**
Interest income	490	482	942
Dividends received	2,958	3,033	9,828
Rent income on fixed assets	250	240	487
Others	92	137	271
Other expenses	**1,739**	**1,819**	**3,345**
Interest and discount charges	701	741	1,455
Interest on bonds	632	645	1,270
Foreign currency exchange loss	226	238	187
Others	179	193	431
Ordinary income	**4,828**	**3,327**	**10,033**
Extraordinary Income and Loss			
Extraordinary income	**427**	**1,812**	**2,192**
Gain from discharge of debts	—	682	682
Gain on sales of fixed assets	103	329	365
Gain on sales of investments securities in subsidiaries	—	—	250
Liquidation dividend from subsidiary company	205	—	—
Reversal of allowance for doubtful receivables	118	387	398
Reversal of allowance for loss on the liquidation of the automotive wheel business	—	413	496
Extraordinary loss	**884**	**1,767**	**3,969**
Loss on disposal of inventories	—	709	965
Loss on sales of fixed assets	59	96	209
Loss on sales of investments in securities	—	—	6
Loss on revaluation of investments in securities	27	713	1,466
Allowance for doubtful receivables	—	—	292
Loss on revaluation of investments securities in subsidiaries	550	—	527
Loss on liquidation of affiliated companies	—	—	7
Retirement benefit expense	247	247	494
Income before income taxes	**4,371**	**3,372**	**8,257**
Income taxes (including enterprise tax)	426	277	801
Adjustment of income taxes	1,823	1,495	3,104
Total income taxes	2,249	1,772	3,905
Net income	**2,122**	**1,600**	**4,351**
Retained earnings brought forward from the previous period	3,486	3,495	3,495
Unappropriated retained earnings	**5,609**	**5,095**	**7,847**

Note: Amounts less than one million yen are omitted.

Corporate Data

■ Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16,1951
Capital	68,258 Million yen
Number Of Employees	2,631
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267- 32- 2200
Domestic Offices And Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

■ Management Organizations


Board of Directors
Corporate Auditors
Executive Council
President
Business Reform Committee
Internal Auditing Office
R&D Headquarters
Strategic Commodities Control Room
Environment Protection Committee
Tokyo Head Office Administration Executive Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Office of Engineering Management
Accounting Dept.
Legal Dept.
1st. Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
2nd. Manufacturing Headquarters
Hamamatsu Manufacturing Unit
Measuring Instrument Division
Speaker Division
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Headquarters

■ Board Of Directors (as of October 31,2002)

President And Representative Director

Tsugio Yamamoto

Senior Managing Directors

Masahito Saigusa
Yoshihisa Kainuma
Takayuki Yamagishi
Rikuro Obara
Ryusuke Mizukami
Kenji Senoue
Tosei Takenaka

Managing Directors

Koichi Dosho
Takashi Yamaguchi
Tomihiro Maruta

Directors

Sadao Sawamura
Akihiro Hirao
Sadahiko Oki
Takuya Naka
Yukio Shimizu
Masayoshi Yamanaka
Shunji Mase
Hiroharu Katogi
Susumu Fujisawa
Masamitsu Osada
Akio Okamiya
Atsushi Matsuoka
Chanchai Leetavorn
Tomeshiro Takeuchi

Standing Corporate Auditors

Shinichi Mori
Yoshinori Amano

Corporate Auditors

Mitsuo Ichikawa
Toshiro Uchida

Share Information (as of September 30, 2002)

Total Number of Shares Authorized	1,000,000,000 Shares
Number of Shares Issued	399,167,695 Shares
Number of Shareholders	22,465

■ Major Shareholders (Top 10)

		(%)
Keiaisha Co., Ltd.	20,000,000	5.01
The Master Trust Bank of Japan, Ltd. (Trust Account)	19,497,000	4.88
State Street Bank and Trust Co.	19,420,460	4.87
Shinsei Bank, Limited.	12,501,000	3.13
Japan Trustee Services Bank, Ltd. (Trust Account)	12,363,000	3.10
The Sumitomo Trust and Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial And Economic Research Foundation	12,347,330	3.09
UFJ Trust Bank Limited (Trust Account A)	11,885,000	2.98
J.P. Morgan Trust Bank Ltd.	11,537,000	2.89
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
Total	141,900,265	35.55

■ Stock Prices On The Tokyo Stock Exchange


2000
(Yen)
1500
1000
500
0
1999
2000
2001
2002

■ Shareholder Distribution

Number Of Shares (thousands of shares)


Individuals
44,532
(11.2%)
Treasury Stock
27
(0.0%)
Foreign Corporations
126,234
(31.6%)
Financial Institutions
186,432
(46.7%)
Other Corporate Bodies
36,895
(9.2%)
Securities Firms
5,047
(1.3%)

Number Of Shareholders


Treasury Stock
1
(0.0%)
Securities Firms 59 (0.3%)
Other Corporate Bodies
399
(1.8%)
Financial Institutions
159
(0.7%)
Foreign Corporations
360
(1.6%)
Individuals
21,487
(95.6%)

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive a divident	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Delivery of Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Attention for Inquiries by Telephone	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Attention for Web Site	http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, as stipulated in Section 3, Article 16 of the Special Law of the Commercial Law, is posted in our web site at http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore